

03022808

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Arcelor

*CURRENT ADDRESS 19, ave. de la Liberté
L-2930 Luxembourg
R.C.S. Luxembourg B 82.454

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34727   FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/16/03



contents

104,000
people

26.6 billion euros
in revenues

44 million
metric tons
of crude steel

Profile

Arcelor was created through the merger of three European steelmakers – Aceralia, Arbed and Usinor – reflecting their commitment to derive synergies from the combination of their unique technical, industrial and commercial strengths. Together they have formed a global leader and a benchmark for excellence in the steel industry.

Officially announced on February 18, 2001, the merger was completed a year later on February 18, 2002, when the new Group was listed on European stock exchanges.

The Arcelor group has four core businesses. It is the world's largest producer of Flat Carbon Steels and Long Carbon Steel, among the leaders in Stainless Steels production, and among the largest firms in Europe for steel Distribution, Transformation and Trading.

With approximately 104,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, the Group's annual production was 44 million tons of steel, with revenues of 26.6 billion euros on a pro forma basis. Arcelor is a major player in all its main markets: automotive, construction, household appliances, packaging, and general industry. The Arcelor group also has operations in the areas of engineering, heavy steel plates and copper sheets.

Arcelor currently produces 5 percent of the world's steel. In a sector which has as yet seen little concentration compared with other industries, or with major steel customer industries and suppliers, the creation of Arcelor group addresses the fundamental challenges of today's global economy.

Despite progress made in the 50 years since Europe entered a new era with the formation of the European Coal and Steel Community, and despite consolidation, restructuring and cost reduction initiatives in recent years, most of the cost savings achieved by the steel industry have been erased by a steady decline in sales prices. This has prevented any significant improvement in margins or value creation. Against this backdrop, Arcelor has forged a position as a global enterprise able to leverage its scale to offer a comprehensive portfolio of solutions while reducing both costs and financial risks in order to continually enhance its performance and profitability.

Arcelor's medium-term objective is an average pretax return of 15 percent on capital employed over the business cycle, coupled with a significant improvement of the debt-to-equity ratio by the end of 2004.

Arcelor, steel at the heart of life

To successfully deploy this strategy Arcelor is pursuing initiatives that span its four core businesses:

• Optimize European production capacities to improve productivity and competitiveness and enhance flexibility in order to better serve customers and exploit all potential for synergies.
• Propose a single portfolio of innovative products and solutions everywhere in the world to meet the globalized needs of steel customers thanks to better access to markets. This involves an extended distribution network, product differentiation, alliances and partnerships.
• Propose a broad and continually enriched range of solutions, leveraging the complementary product and market mix of Arcelor's three steel sectors, coupled with sharply focused innovation capabilities.
• Attract the best people and develop them professionally through a motivating human resources policy.
• Play a pivotal role in the development of the global steel industry, driving the growth of the Group through targeted acquisitions that create value and anchor Arcelor's presence in key regions.

These initiatives will have a sustained positive impact through:

• Enhanced operational performance based on the deployment of continuous improvement processes, along with exchanges of best practices and technical expertise.
• An increase in profit performance, in particular generating synergies, optimizing investments and improving margins.
• Mitigation of the effects of cyclical demand thanks to complementary products and markets, improving cash flow stability.
• Heightened visibility of Arcelor group on capital markets and positive perception of the Group as a blue chip stock in this industry.

These strategic priorities are anchored in continuous improvement of the Group's portfolio of products and services. By capitalizing on a strategy of multiple markets, multiple processes and multiple products, Arcelor further strengthens the fundamental attractiveness of steel solutions over other materials. At the same time, the Group is the source of new applications for steel, such as the combination of long and flat products to better serve the construction industry.

New product development is guided by evolving functional requirements, including lighter weight, better safety and durability, plus aesthetic features. New processes and products also progressively eliminate downstream processing operations and ensure respect for exacting health, safety and environment standards. These innovative solutions from Arcelor combine greater flexibility with optimized cost prices.

Developments by each of the new Group's components benefit the entire company, thus increasing the overall return on strategic investments. Equally important, Arcelor is committed to pursuing development in close liaison with its steel customers to tailor innovations to their specific needs.

The alliance with Nippon Steel Corporation creates promising potential for better satisfying the needs of customers around the world by optimizing R&D resources and accelerating the generation of results.

The principles of corporate governance and the corporate management structure are designed to ensure swift integration of the three founding companies and enable Arcelor to implement its strategic ambition. The corporate management team defines the Group's strategy, sets objectives, allocates resources to the different businesses and supervises the optimization of production resources. Each of the business units is in turn directly responsible for results and for achieving its production and commercial objectives.

Arcelor's vision is to become the benchmark in steel, both for shareholders, through improved economic performance, and for customers, through its product range and innovative, competitive services. Arcelor also aims to be a benchmark in corporate responsibility and citizenship, working in the interests of the Group's people and the environment.

Arcelor Key Figures in 2002 (pro forma, unaudited)

Revenues*


27,512
26,594
2001
2002

Revenues by sector*


Flat Carbon Steels 13,222
Distribution-Transformation-Trading 9,444
Long Carbon Steels 4,256
Stainless Steels 4,248
Others 910
Intra-group sales (5,486)

Revenues by geographic sales zone*


Germany 4,233
3,934 Spain
2,306 Benelux
France 4,953
Rest of world 1,202
South America 1,358
5,463 Other Europe
3,145 North America

EBITDA*


1,978
1,384
2001
2002

Breakdown of EBITDA by sector*


Flat Carbon Steels 925
Distribution-Transformation-Trading 319
Long Carbon Steels 613
Stainless Steels 200
Others (79)

EBIT*


780
(75)
2001
2002

Breakdown of EBIT by sector*


Flat Carbon Steels 216
Distribution-Transformation-Trading 209
Long Carbon Steels 430
Stainless Steels 45
Others (120)

* Millions of euros ** Euros. Treasury shares held by the Group at December 31, 2002 are not included.
*** Including minority interests and residual negative goodwill.

Pre-tax result*


393
(556)
2001
2002

Net result after minority interests*


(121)
(289)
2001
2002

Net result per share**


(0.25)
(0.60)
2001
2002

Net financial debt*


6,510
5,993
2001
2002

Net financial debt /shareholders' equity***


73.8%
74.4%
2001
2002

Employees by sector


3,263 Others
Stainless Steels 15,063
Long Carbon Steels 17,765
49,194 Flat Carbon Steels
Distribution-Transformation-Trading 18,956

Total at December 31, 2002: 104,241

Breakdown of employees by geographic zone


9% Rest of World
South America 7%
Luxembourg 6%
Germany 10%
Spain 15%
36% France
17% Belgium

Highlights 2002

On March 15, the cornerstone was laid for the Vega do Sol plant in Southern Brazil. This project, initiated by Arcelor in conjunction with partners holding a minority stake, is for a new unit to process cold-rolled and galvanized steel coils and will have an annual production capacity of 880,000 metric tons. The plant is expected to come on stream during the second half of 2003. The Sao Francisco do Sul location in the State of Santa Catarina was chosen for this new facility because it is near automaking plants in Southern Brazil and other Mercosur countries. Companhia Siderúrgica de Tubarão (CST), the Brazilian company in which Arcelor has a substantial stake, will supply hot-rolled coils to the Vega do Sul facility.

April 10-11, marked the first full year of the Global Strategic Alliance between Nippon Steel Corporation (NSC) and Usinor SA. Following the link-up of Aceralia, Arbed and Usinor, it was jointly confirmed that Arcelor would take over Usinor's commitments within the Global Strategic Alliance concluded with NSC. Consequently, the solutions developed by the two Alliance members for their customers will be extended to develop a global cooperation in other product areas beyond the initial segments of flat and stainless steels. On April 10, Nippon Steel and Arcelor also signed an agreement with Tata Steel (Tisco) of India to provide joint technical assistance covering relations with steel customers in India's automotive industry.

On April 19, Russia's number one steel producer Severstal and Arcelor initiated construction of the Severgal galvanizing line at the Severstal plant in Cherepovets, in the Vologda region, northeast of Moscow. The new facility will offer an annual production capacity of 400,000 metric tons. Products will mainly be shipped to the Russian car industry, notably for exposed automotive parts. Arcelor will grant the joint venture a license for the use of its brand product Extragal™, including the associated know-how. Extragal™, which is a pure zinc hot-dip galvanized steel product, was specifically developed for the automotive industry. The plant will mainly be supplied by Severstal.

On May 27, Arcelor signed an agreement with national and European union representatives creating the Arcelor European Works Council. The agreement creates a platform for high-level management-employee dialogue, fostering optimum circulation of information within the Group. The council, comprising representatives of employees and management, will address the full range of common interests created by the new European dimension of Arcelor and help strengthen the Group's identity as it addresses new challenges. The council will have permanent offices at Arcelor headquarters in Luxembourg. Since its creation two plenary sessions have been held, on July 19 and December 5, 2002.

In September, the capacity of the UGINE&ALZ plant in Genk, Belgium (flat stainless steels) was increased from 600,000 tons to 1.1 million tons. Ramp-up of the facility has progressed at a satisfactory rate.

On October 10, in keeping with disposal commitments given to the European Commission following its creation, Arcelor announced that it had sold Usinor's 49-percent stake in the Spanish service centers group, Bamesa Aceros. A 14-percent interest was sold to the Spanish holding company Armasfi, and 35 percent to the Turkish group Borusan.

On October 22, a tragic accident occurred at a coking plant at the Cockerill Sambre site in Seraing, Belgium. A violent explosion occurred during a scheduled maintenance operation, killing three people. Twenty-six others were injured. Plant management immediately centred their efforts on assisting the victims and their families. Investigations were initiated to determine the exact causes of the accident to ensure that no such disaster ever occurs again. Arcelor CEO Guy Dollé reiterated that "no priority can be pursued at the expense of safety."

On October 24, the U2S service centre (Usinor Stal Serwis), which also includes the UGINE&ALZ Polska service centre, was inaugurated in Bytom, Poland. This investment reflects Arcelor's commitment to consolidate its presence in Central Europe in order to offer customers in the region a new range of products and services.

On November 11, Companhia Siderúrgica de Tubarão (CST), in which the Arcelor group is the major shareholder (directly and through its stake in Acesita) together with CVRD (Companhia Vale do Rio Doce) and Kawasaki, officially inaugurated its new hot rolling mill at Vitória in the state of Espírito Santo on the southeast coast of Brazil. This inauguration marks the entry of CST – which previously produced only slabs – in the hot-rolled coil market. The 800,000 tons of hot-rolled coils manufactured by CST will supply the new Vega do Sul plant. The remaining hot-rolled coils from CST will go to local and export markets.

First year for Arcelor...

In keeping with disposal commitments given to the European Commission following its creation, Arcelor concluded a Memorandum of Understanding on **December 10, 2002** concerning the sale to the Duferco group of its Beautor coating lines (cold rolling and electro-galvanizing) in Beautor, France, as well as the Sorral lines (hot-dip galvanizing and organic coating) in Strasbourg, France. After consultation with employee representatives a final agreement will be negotiated and submitted for approval to the European Commission.
Arcelor holds 100 percent of Sorral and 99.65 percent of Beautor.

In the context of the strategic development of the long products segment, Arcelor concluded a Memorandum of Understanding on **December 19** with the Duferco group concerning the acquisition of the complete rolling mill at Pallanzeno, in Northern Italy (production of light and medium beams, specialty sections and merchant bars), and the acquisition of a 49.9-percent stake in the San Zeno di Naviglio steelworks near Brescia, also in Italy. The latter facility has one electric furnace and two continuous casting lines.

On December 23, Arcelor and Companhia Vale do Rio Doce (CVRD) of Brazil, the world's largest producer of iron ore, made a proposal for joint control of their interests in Brazil's Companhia Siderúrgica de Tubarão (CST), one of the world's largest producers of slabs, which also makes hot rolled coils. Both Arcelor and CVRD already held stakes in CST.
For Arcelor, this partnership confirms the pivotal position played by Brazil in the Group's long-term strategy, in particular in flat carbon steel. This initiative aims to ensure production of high-end products for the automotive industry in Brazil, as well as hot rolled coils and slabs to serve both domestic needs and export markets, optimizing costs and competitiveness.

At its meeting on **January 24, 2003** the board of directors of Arcelor validated the conclusions of strategic reviews conducted throughout 2002 aimed at determining the Group's strategic priorities. Arcelor confirmed its intention to focus future investments in renovating European blast furnaces on the most competitive Flat Carbon Steels units, which are those situated at coastal locations. This position is consistent with the announcements made when the three constituent companies formed Arcelor. Consequently, substantial investments in upgrading of blast furnaces at landlocked sites in continental Europe foreseen for the 2004-2010 period might not be made. By announcing its intentions several years ahead , Arcelor aims to take its responsibilities as a major industrial employer and allow its constituencies to efficiently manage the necessary transitions.

In compliance with commitments made to the European Commission, on **February 18, 2003** Arcelor concluded an agreement with ThyssenKrupp Stahl for the sale of its Galmed hot-dip galvanizing line, situated in Sagunto, Spain. Galmed is 75.5-percent owned by Arcelor (51 percent is held by Aceralia and 24.5 percent by Sollac Méditerranée). The remaining 24.5-percent stake was already held by ThyssenKrupp, which will own 100 percent of the company following the closing of the transaction. The sale agreement has been submitted to competition authorities for approval.



Message from the Chairman of the Board of Directors

Dear Sir, Dear Madam, Dear Shareholder,

The first annual report published by the Arcelor group should be both comprehensive and particularly detailed, which is why it comprises two sections. The first section describes our production and commercial activities, as well as the business trends in our industry. The second section provides an accurate and in-depth review of our financial statements, prepared in compliance with IFRS accounting standards.

We faced a difficult global economic environment throughout 2002, marked by a significant slowdown in growth. The operational performance of our Group was nevertheless in line with our objectives and our expectations. In our very first fiscal year we demonstrated that the combination of the human, industrial, commercial and financial resources of our three constituent companies – Aceralia Arbed and Usinor – enables us to efficiently address the challenges of globalization. Our new Group now enjoys a much stronger potential anchored in the commitment and competencies of our teams.

We are working to build solid foundations for our future development.

With the creation of Arcelor we established a new era in the history of the steel industry, establishing the foundations that will allow our business to achieve an essential transformation. Today, we observe that in several major steel-producing countries our approach has initiated a rationalization and consolidation process that can only prove beneficial for the entire industry. The future will clearly belong to those able to produce steel under the most competitive conditions.

Arcelor recorded an EBITDA of nearly 2 billion euros in 2002, despite a 3.3-percent decline in revenues to 26.6 billion euros. This confirms that our Group is less exposed to cyclical market factors thanks to the diversity of our geographic coverage and to the complementary fit of our different businesses. Progress achieved during the year came primarily from significant efficiency gains.
In particular, we far exceeded the synergy targets set in the business plan for our merger. Our pre-tax profit of 393 million euros was adjusted to include 458 million euros in non-recurring exceptional charges that had no impact on cash flow, resulting in a net loss after minority interests of 121 million euros.

The parent company ended 2002 with net income of 260 million euros, enabling us to propose that the General Meeting of Shareholders approves a gross dividend of 0.38 euros per share. As we stated when Arcelor was created, we intend to sustain a dividend payout policy that reflects the Group's potential for value creation.

History shows that no gains can be considered permanent, especially in today's world of accelerating change. Our customers expect us to support them as they expand in international markets with a comprehensive and competitive catalogue of products and services. We expect to achieve our commercial and financial objectives for 2003 and beyond by continuing to realize identified synergies, by leveraging the benefits of our strategic alliance with Nippon Steel, and by efficiently managing our portfolio of holdings.

To ensure the sustainable performance of our Group and solidly position our products in a globalized market we must combine perspicacity and a capacity to anticipate change. This is why we have decided on a clear strategic orientation for our European liquid steel production for flat carbon products, focusing on large-scale coastal sites. We will also need to consolidate our production resources in the Stainless Steels sector. These transitions will be carried out with the respect for social responsibility that our three founding groups exhibited throughout their histories.

Guided by a spirit of solidarity and dialogue – a value that is fundamental to sustainable development – we are wholeheartedly engaged to meeting our long-term commitments to all our stakeholders: our shareholders, our customers, our employees, the local communities where our facilities are situated, the financial community and society in general.

Arcelor group applies principles of corporate governance that encourage transparency and the efficient, harmonious functioning of its management structures. The Board of Directors comprises 18 members, including three employee representatives, and several independent directors. The Board is advised by an Appointments and Remuneration Committee and by an Audit Committee, each with four members. A European Works Council has been formed to facilitate management-employee dialogue and the circulation of information within the Group.

We view sustainable development above all as an opportunity to anticipate the new rules dictated by globalization. We therefore aim, in a transparent way, to manage the environmental risks inherent to our activities, to reduce pollution, emissions and use of natural resources, and to offer steel solutions that respect the environment and improve workplace health and safety.

The world of industry today faces considerable uncertainties. This creates both challenges and opportunities for our Group. We are working to build solid foundations for our future development, thanks to the commitment of all our people. We take great pride in their loyalty and their talents, and we thank them for their efforts.

Joseph **Kinsch**
Chairman of the Board of Directors



Interview with the Chief Executive Officer

What is your assessment a year after Arcelor was created?
Our first year of operation confirmed that we made the right choices in creating the Arcelor group. We have been able to optimize prices by capitalizing on the trust of our customers confidence despite an uncertain global economic environment. Operating results are slightly ahead of forecasts thanks to a successful program of efficiency gains and debt reduction. We had achieved synergies of nearly 200 million euros at the end of 2002, significantly ahead of target, particularly in the area of purchasing. Equally important, we established the long-term foundations of a group that aims to become the benchmark in the global steel industry.

Each of our operating units has conducted an in-depth strategic analysis of its competitive position, resulting in decisions on how best to reconfigure our industrial structure in Europe.

In flat carbon steels, there is a broad consensus that the historical conditions that led to the development of the integrated steel casting process using iron ore and coal at inland sites in Europe are no longer viable. It would therefore be extremely risky for Arcelor to continue to make massive investments in these facilities that, despite the execution of improvement plans, constitute clear handicaps in terms of structural costs. The strategy adopted therefore calls for no further relining of blast furnaces at inland sites, in keeping with the technical calendar that has been defined. This proactive approach will enable us to efficiently and responsibly address the resulting employment and regional development issues.

Beyond the establishment of their strategic orientations, all four operating units achieved their announced programs of synergies and efficiency gains.

These strategic orientations, which have been decided by the Arcelor Board of Directors, prepare the Group for the future, and anticipate the fundamental changes that will impact the long-term development of the steel industry in general and our company in particular. Arcelor will continue to deploy highly efficient production resources, identify new markets and new products, and develop the skills of our people as we move forward to meet the challenges of the future and continue to fulfil our commitments.

Arcelor is now perceived as a solid, cohesive entity, both within our organisation and outside the Group. The creation of Arcelor brings with it new responsibilities on a worldwide scale. We intend to meet these responsibilities to achieve a positive impact on fundamentals, thereby improving our profitability and the strength of the Arcelor brand.

You have identified Sustainable Development as a core priority for Arcelor? What does this mean for the Group?
As part of the integration process during the first twelve months following the merger, we devoted considerable time and energy to establishing the key operating processes for the new Group. As a major industrial enterprise, however, our responsibilities extend much further than that. Thanks to the work of our Sustainable Development team and the commitment of all Group employees, we have defined a Sustainable Development strategy anchored in what we call the "3 P's": "People, Planet, Profit". To this we have added a fourth "P" for the "Partnerships" we aim to nurture with all stakeholders.

Profit is what fuels growth, not just at Group level, but right across the hundreds of large and small companies that together make up Arcelor. The primary objective of our strategic reviews is to ensure sustainable profitability for all of our businesses.

People are our most valuable resource. Right from the creation of Arcelor we reaffirmed the unconditional priority placed on workplace safety. This is the cornerstone of our Group – nothing can take precedence over the safety of our employees and subcontractors. Despite an overall decline in the number of accidents and injuries in 2002, we still suffered too many fatal accidents. To progress we will engage all our forces in this daily battle, working together to cut risks to a minimum, to change behaviours, and to exchange good practices both within and outside the Group.

"People" means the more than 100,000 employees who keep Arcelor moving forward. We enhance their skills through training and by recognizing their performance. Our employee relations are built on a fruitful dialogue with all the partners concerned, especially within our European Works Council, a key forum for information and exchange.

The "P" for "Planet" is without doubt the most high-profile element of our sustainable development strategy, since our position as a world leader brings with it new global responsibilities in terms of protecting our environment. We have engaged in progress initiatives for a long time, with the result that the majority of our plants are currently ISO 14001 certified, and virtually all will comply with this environmental management standard by the end of 2003. We also build on the inherent advantages of steel, notably the fact that steel can be recycled almost endlessly. At the same time we are working on ambitious solutions to reduce greenhouse gas emissions, particularly CO2. This is being done by country on the basis of voluntary commitments thanks to innovative research projects on new production processes.

Protecting the natural environment (air, water and soil), is a key focus area while optimizing our energy consumption, as well as the recovery and reuse of steel by-products. Another priority is the reduction of environmental pollution in and around our plants. Alongside safety, this is the most visible expression of the respect we have for our people and for the communities in which we operate.

Do you think the corporate cultures of the three founding groups have blended successfully?

You don't just build a management culture from scratch, and it would be completely erroneous to think that a single shared culture could supersede the others. On the contrary, we want to capitalize on the cultures of our core businesses, our nationalities and our individual entities to allow everyone to learn and together forge our shared values. This commitment starts with executive management, where the cultures of the three founding groups are represented. This of course applies to our "integration" steering committee, which comprises 30 senior executives. The committee's role is to structure and encourage systematic exchanges of people and best practices throughout the Group at the highest level. And this same thinking applies to the entire Group.

What are the main directions for 2003?

2002 was the year of integration. 2003 will be a year of consolidation. We will progressively apply the strategic orientations approved by the Board of Directors and complete this process for all sectors. This will impart fresh impetus and involve everyone in the enterprise in driving the Group's progress. We are relentlessly pursuing a more efficient management of our financial resources, with a priority on debt reduction in order to achieve our announced objective of a debt-to-equity ratio of 50 percent by end 2004. As in 2002, we must demonstrate that we are capable of achieving our synergies target which is 300 million euros for 2003. Combined with our annual plan for efficiency gains and the continuation of our "management by margins" plan, we expect to meet market expectations.

We are strengthening our innovation initiatives to ensure a steady stream of new solutions and maintain our reputation for superior quality with our customers. This involves enhancing our research organization and deepening our cooperation with Nippon Steel through our Global Strategic Alliance. We will also continue to develop steel solutions that respect the environment and match our customers' needs.

Best practices will systematically be exchanged throughout the Group to drive continuous progress. In the area of human resources, we will defend the values of Arcelor, which are derived from those of the founding companies, as far as employment is concerned as in the area of personal development. Following the current phase of consolidation, we will be in a position to consider external growth opportunities.

How do you view the economic outlook for 2003?

The key words are confidence and prudence. Confidence because our customers' inventories are currently at normal levels and we have no particular reason to be concerned about possible large volumes of steel imports to Europe, in particular given the robust health of the Chinese economy. Our confidence is also justified by the price increases we plan to enact in 2003, especially for flat carbon steels. At the same time we must remain prudent in light of the real threats that our business faces at the global level, involving both geopolitical uncertainties and fluctuating currency exchange rates.

How do you see the future of the steel industry?

We created Arcelor precisely because we believe steel has a tremendous future. Steel is synonymous with quality. It is safe, easy to recycle, aesthetic and adaptable. Arcelor's real wealth lies in our ability to apply such a wide variety of skills and capabilities to the development of steel solutions.

This annual report showcases our myriad achievements and provides an opportunity to recognize all those whose confidence in our capabilities contributes to the success of our enterprise and the continued development of even better steel solutions. This includes our shareholders, who trust Arcelor to meet its objectives contributing to the reshaping of the global steel industry. It also, of course, includes our people, both current and future employees, without whom nothing would be possible. And it means our customers, who believe in the future of our steel solutions, including steel as a choice over competing materials.

Our job now is to prove that their confidence is well founded.

Guy **Dollé**
Chief Executive Officer



Directors and Management Board

Board of Directors

- Joseph **Kinsch**,
  Chairman of the Board of Directors
- José Ramón **Álvarez Rendueles**,
  Vice-Chairman of the Board of Directors
- Daniel **Bouton**,
  Director, Chairman and CEO of Société Générale, Paris
- John **Castegnaro**,
  Director, Employee Representative, Luxembourg
- Jean-Yves **Durance**,
  Director, Chairman of the Management Board, Marsh France, Paris
- Jean-Pierre **Hansen**,
  Director, Chairman and Managing Director of Tractebel, Managing Director of Suez, Brussels
- Ulrich **Hartmann**,
  Director, Vorsitzender des Vorstandes der E-ON AG, Düsseldorf
- **Corporación JMAC** represented by Ramón **Hermosilla Martin**,
  Director, Madrid
- Hedwig **de Koker**,
  Director, Chairman of the Board of Directors of Vancaen Plc, Brussels
- Jean **Lapeyre**,
  Director, Employee Representative, Paris
- S.A.R. **le Prince Guillaume of Luxembourg**,
  Director, Luxembourg
- Daniel **Melin**,
  Director, Chairman of EMEA South EDS, Paris
- Francisco Javier **de la Riva Garriga**,
  Director, Executive Vice-Chairman of Fertiberia SA, Madrid
- Georges **Schmit**,
  Director, Secretary General of the Ministry of the Economy, Luxembourg
- Sergio **Silva de Freitas**,
  Director, Senior Vice-President of Banco Itaú, Sao Paulo, Brazil
- Ignacio **Fernández Toxo**,
  Director, Employee Representative, Madrid
- Fernand **Wagner**,
  Director, Luxembourg
- Edmond **Pachura**,
  Director, President of UNAS, Paris

Audit Committee

- José Ramón **Álvarez Rendueles**,
  Chairman
- Jean-Yves **Durance**, Member
- Hedwig **de Koker**, Member
- Georges **Schmit**, Member

Appointments and Compensation Committee

- Joseph **Kinsch**, Chairman
- José Ramón **Álvarez Rendueles**,
  Member
- Jean-Pierre **Hansen**, Member
- Edmond **Pachura**, Member

Secretary of the Board of Directors
Paul **Junck**, Secrétaire général



Management Board

Guy **Dollé**,
Chairman and Chief Executive Officer

Jacques **Chabanier**,
Senior Executive Vice-President Purchasing,
R&D, IT, e-Commerce, NSC Alliance

Jean-Yves **Gilet**,
Senior Executive Vice-President Stainless Steels

Robert **Hudry**,
Senior Executive Vice-President Distribution - Transformation - Trading

Roland **Junck**,
Senior Executive Vice-President Long Carbon Steels

Paul **Matthys**,
Senior Executive Vice-President Strategy and
Planning, M&A, Synergies

Guillermo **Ulacia**,
Senior Executive Vice-President Flat Carbon Steels

Michel **Wurth**,
Senior Executive Vice-President Finance, Management by Objectives.



1_Guillermo **Ulacia**, 2_Michel **Wurth**,
3_Robert **Hudry**, 4_Jacques **Chabanier**,
5_Paul **Matthys**, 6_Guy **Dollé**,
7_Roland **Junck**, 8_Jean-Yves **Gilet**

Major shareholders and share information

Information on Arcelor Share Capital:

At December 31, 2002 Arcelor had issued capital of
2,661,832,045 euros
represented by
532,366,409 shares
with no designated par value. All shares are fully paid-in.

The following table shows the principal holders of the company's share capital to the best of the company's knowledge at December 31, 2002:

Shareholders	
Luxembourg State	5.9%
J.M.A.C.B.V. ARISTRAIN	4.1%
Staal Vlaanderen N.V.	2.6%
Région wallonne SOGEPA S.A.	3.8%
Employees	2.8%
Electricité de France	1.7%
Banque Générale du Luxembourg et BGL IP	0.9%
Lucchini	0.4%
Other (*)	77.8%
	100%

(*) Including treasury shares.

On January 9, 2003 Arcelor's share capital was increased to 2,662,352,960 euros, corresponding to 532,470,592 shares following the creation of 104,183 new shares.

Changes in Arcelor share capital since incorporation

- Arcelor was incorporated on June 8, 2001 with a capital of 32,250 euros.
- On February 15, 2002 Arcelor issued 516,215,823 new shares in exchange for the Aceralia, Arbed and Usinor shares tendered to the initial Public Exchange Offers by these companies, and in exchange for the 1,561,668 Arbed shares tendered by Staal Vlaanderen N.V.
- In compliance with applicable regulations, Arcelor subsequently reopened the offer for Arbed in Luxembourg and in Belgium and the offer for Usinor in France, with the terms of the offers unchanged.
- On March 18, 2002 Arcelor issued 12,138,238 additional new shares in exchange for the Arbed and Usinor shares tendered after reopening of the Public Exchange offers for Arbed and Usinor and for the 297,384 Aceralia shares tendered by Arbed España BV.
- On August 5, 2002 Arcelor issued 3,351,776 new shares in exchange for Usinor shares tendered to the Public Withdrawal Offer and subsequent conversion of Usinor shares still in circulation. Holders of Usinor shares were subsequently entitled to exercise their exchange rights.
- On August 22, 2002 and November 6, 2002 Arcelor issued 414,939 and 239,183 new shares, respectively, in exchange for 414,939 and 239,183 Usinor shares.

Arcelor shares are traded on the following stock exchanges:

Luxembourg
Paris
Madrid
Brussels
Barcelona
Bilbao
Valencia

These transactions are summarized in the following table:

Date	Capital transaction	No. of shares (change)	No. of shares (total)
08/06/2001	Creation of Newco, subsequently named Arcelor		25,800
11/12/2001	Revision of accounting par value by the Extraordinary general meeting of shareholders	(19,350)	6,450
15/02/2002	Public Exchange offer for Aceralia, Arbed and Usinor, including 1,561,668 Arbed shares held by Staal Vlaanderen NV	516,215,823	516,222,273
18/03/2002	Reopening of Public Exchange Offer for Aceralia, Arbed and Usinor for the 297,384 shares tendered by Arbed España BV	12,138,238	528,360,511
05/08/2002	Public Withdrawal Offer by Exchange for Usinor shares	3,351,776	531,712,287
22/08/2002	Exchange for Usinor shares	414,939	532,127,226
06/11/2002	Exchange for Usinor shares	239,183	532,366,409

Authorized capital

The authorized capital (including the subscribed capital) is EUR 5,000,000,000, represented by 1,000,000,000 shares. The unsubscribed capital may be used for the exercise of conversion or subscription rights granted by Arcelor.

Listing

The Arcelor share is listed on the Luxembourg stock exchange, the Euronext Brussels Premier Marché, the Euronext Paris Premier Marché and the Madrid, Barcelona, Bilbao and Valencia stock exchanges.

The Arcelor share

The initial listing of the Arcelor share was on February 18, 2002. The performance of the share on the Euronext Paris exchange since February 18, 2002 is shown below (in euros):

	Average closing price	High closing price	Low closing price	Average daily volume	Average daily capital traded (thousands of euros)
Feb. 18 to Feb. 28, 9 trading days	15.34	16.00	14.80	4,112,395	62,660
March	15.70	16.60	14.73	3,523,164	54,680
April	15.39	16.00	14.70	1,942,851	29,914
May	15.18	15.70	14.74	2,278,632	34,521
June	14.58	15.35	13.85	2,363,470	25,986
July	13.72	15.00	11.80	1,720,775	23,696
August	11.75	12.78	10.74	1,927,711	22,528
September	11.33	12.50	10.00	1,836,594	21,057
October	10.45	11.50	8.40	2,236,569	22,978
November	11.63	13.20	10.90	1,790,975	20,737
December	12.18	13.21	11.65	1,524,645	18,731
January	11.66	12.50	9.80	1,886,828	21,671
February	9.54	10.52	8.28	1,658,212	15,690


120
110
100
90
80
70
60
50
Indice MSCI(1)
ARCELOR
CAC 40

(1) Morgan Stanley Capital International, index "World, Metals & Mining"

Investor information

Arcelor is committed to regularly provide clear and transparent information of equal quality to all individual and institutional shareholders.

To meet this objective and adapt information to the needs of different types of shareholders, Arcelor pursues a proactive communications policy via multiple channels. These include meetings with investors, the www.arcelor.com website, telephone conferences and more.

On July 18, 2002 Arcelor was awarded the Thomson Extel Pan-European Survey 2002 prize for the quality of the financial information provided for the merger of the three founding companies.

On December 27, 2002 Arcelor was included in the NextPrime segment of the Euronext stock exchange. Created in 2002, the NextPrime segment lists companies that have made commitments to high-quality financial communications.

Arcelor thus joins a group of enterprises seeking to increase their visibility among investors by agreeing to comply with additional rules governing the information provided for investors.

This reflects the importance Arcelor places on financial transparency meeting best-in-class international standards.

Institutional investors

Arcelor maintains relations with financial analysts and institutional investors in Europe and the rest of the world who follow the company. Conference calls are scheduled with analysts following releases of financial statements and meetings are held with investors throughout the year. In 2002 Arcelor management met with over 200 investors in Europe, North America and Asia.

Individual shareholders

To maintain direct contact with individual shareholders, Arcelor is present at personal finance events throughout the year. In 2002 Arcelor had representatives at six personal finance events. The company also organized a meeting attended by more than 600 individual shareholders, who had an opportunity to discuss their company with Arcelor CEO Guy Dollé and Roland Junck, Senior Executive Vice-President, Long Carbon Steels.

Schedule of financial events

April 25, 2003
General Meeting of Shareholders

May 15, 2003
1st Quarter 2003 Results

August 28, 2003
1st Half 2003 Results

November 13, 2003
3rd Quarter 2003 Results

Contact

Investor Relations

Martine Hue,
Senior Vice President,
Tel.: 00 352 4792 24 14
Fax: 00 352 4792 24 49

Investor relations numbers

Toll-free number: 00 800 4792 4792
Spain: 00 34 902 152 153
France: 00 33 (0) 1 41 25 98 98

www.arcelor.com

Pro forma Group Management Report

Economic Environment

Following a recessionary climate in 2001, marked by a significant slowdown during the second half of the year, economic activity in OECD countries rebounded slightly during the first six months of 2002. However, this recovery lost momentum as of June under the weight of global geopolitical factors. The threat of war in Iraq and the financial crises that swept across financial markets negatively impacted consumer and business confidence, leading to a rise in oil prices and another substantial decline in investment.

Consumer confidence has continued to decline since the second half of 2002 both in the United States and Euroland. Persistent negative signs in the first quarter of 2003 do not show any reason to expect a significant firming of economic activity in the near term. The OECD expects domestic demand to remain very moderate, with only progressive consolidation towards the end of the year. With global economic growth barely exceeding 1.7 percent in 2002, experts are forecasting that worldwide GDP could climb 2.3 percent for full-year 2003, significantly below its potential growth rate. However, there will likely remain significant discrepancies in economic performance between major countries, especially within the euro zone.

GDP growth for the 15 members of the European Union was just 0.9 percent in 2002, while industrial output, including construction, slipped one point. Germany experienced a particularly morose economic climate, due primarily to relatively sluggish consumer spending and a continued decline in investments. However, an upturn in exports sustained GDP growth, which inched up 0.2 percent for the full year.

France saw a recovery in demand spurred by a rise in household and government spending at the beginning of the year, although this upswing ran out of steam at the end of the first half of the year. Investments were scaled back and inventories remained at low levels.

Vigorous consumer demand in the United Kingdom combined with an increase in public spending to keep the economy at a healthy level, drove GDP up by about 1.6 percent in 2002. However, industrial production declined 3.5 percent, following a decrease of 2.2 percent in 2001.

Spain enjoyed more sustained growth than other European countries, although it also felt the impact of the economic slowdown during the second half of the year, leading to weak internal and external demand. Inflation accelerated and significantly exceeded the European average.

The economies of Central and Eastern European countries continued to prove fairly dynamic in 2002. The Czech Republic and Hungary again posted an annual growth of about 3 percent. Growth was flat in Poland, which remains fragile and very much dependent on the European economy, the target of more than 50 percent of its exports.
Russia and Ukraine saw healthy performance last year, with a GDP growth of about 4.5 percent.

After a very robust start in 2002, the recovery in the United States did not live up to expectations and lost strength at the end of the third quarter. GDP was up 2.4 percent for the year. A morose climate has taken hold, exacerbated by the plunging stock market and rising geopolitical tensions, reflected in surveys of both business and consumer confidence. Growth in the U.S. economy was generated by public spending and household consumption, stimulated by tax cuts and low interest rates.

Central and South America saw negative economic growth last year, registering a 1-percent decline. The Brazilian economy expanded 1.5 percent while Argentina, still in the midst of serious financial upheavals, saw its GDP fall about 12 percent.

Countries in Asia, with the exception of Japan, recorded sustained growth of 5.5 percent and this trend is expected to continue in 2003. China saw its GDP climb 8 percent in 2002. This expansion extended beyond the service sector and included a strong increase in industrial output. In Japan, on the other hand, the economy remained flat and successive recovery plans have not had the expected impact.

Steel industry activity

After a particularly difficult year in 2001, the global steel market experienced contrasting levels of recovery in 2002, depending on the region.

Global crude steel output reached a record 905.5 million metric tons, up 6.5 percent over the previous year.

This growth was due especially to China, where growth in steel demand and production exceeded 20 percent. In South America crude steel output rose 9 percent, led by Brazil. Crude steel output tended upward in most countries in Central and Eastern Europe, with the exception of Poland.

World crude steel output

Millions of t	2000	2001	2002 (*)	Change as a % 2002/2001 (*)
World total (**)	**847.5**	**849.9**	**905.5**	**6.5%**
Western Europe	178.4	174.3	174.8	0.3%
of which: UE 15	163.4	158.6	157.9	(0.4)%
Central and Eastern Europe	31.5	30.3	30.4	0.2%
Former USSR	98.5	99.6	100.6	1.0%
of which: Russia	59.1	59.0	59.7	1.3%
North America and Central America	135.3	119.9	123.8	3.3%
of which: USA	101.8	90.1	92.4	2.5%
South America	39.1	37.4	40.8	9.1%
of which: Brazil	27.9	26.7	29.6	10.9%
Asia	331.8	353.2	397.9	12.7%
of which: China	127.2	152.3	188.4	23.7%
of which: Japan	106.4	102.9	107.0	4.0%
Other countries	32.9	35.2	37.2	5.7%

(*) IISI estimates figures
(**) World: 65 countries surveyed by IISI (approx. 98% of world production)

At the end of 2002, **inventories of steel products** stood slightly below normal levels.

The European steel industry was impacted by the downturn affecting steel customer industries. Apparent consumption of steel was down 1.5 percent in the 15 EU countries as steel customer inventories continued to be adjusted downwards. Only the construction industry showed growth, while the automotive, machine construction, engineering equipment and household appliance industries all saw a decline in production.

Activity in EU (15 countries) steel customer industries Annual change in %	2001	2002 (*)
Automotive	(1.0)	(1.8)
Construction	1.0	[illegible]
Machine construction	1.0	[illegible]
Engineering equipment	1.5	[illegible]
Metalworking	0.4	[illegible]
Household appliances	(1.0)	[illegible]

(*) Estimates

Sources: Arcelor, Eurofer, Economic Institutes

Apparent demand from the 15 EU countries fell for certain steel product segments. In flat products, demand for hot rolled coils was up slightly, while demand for cold rolled sheet declined. There was a strong upswing in demand for coated sheet. In the long products segment, demand was down for beams, sheet piling and merchant bars, but increased for concrete reinforcement bars and wire rod.

Apparent consumption for steel product segments – EU (15 countries) Annual change in %	2001	2002 (*)
Hot rolled coils	(1.4)	[illegible]
Cold rolled sheet	(9.2)	[illegible]
Coated sheet	(4.8)	[illegible]
Four-roll sheet	7.2	[illegible]
Beams	(3.7)	[illegible]
Sheet piling	4.0	[illegible]

(*) Estimates

Sources: Arcelor, Eurofer, economic institutes

Measures taken by the United States to restrict steel imports quickly pushed up the **prices of steel products** in this market to the highest levels seen since the beginning of 2000. Starting in the last quarter of 2002 prices again contracted – particularly for flat products – due in particular to weak demand and to a rise in imports. This trend is expected to continue throughout the first quarter of 2003.

In Asia, steel prices began to rise as of the first quarter, although this did not fully compensate the plunge in prices in 2001.

In the European market steel prices fell to their lowest levels at the end of the first quarter, after a decline of more than a year. Prices have since progressively recovered following a rise in the dollar-denominated spot market, encouraged by a better balance between supply and demand and a contraction in imports, due to international prices that were generally higher than European prices.

European spot prices for flat carbon steels reached mid-cycle levels at the end of 2002. Demand for long carbon steels and volumes processed varied market and region. Prices stabilized and offset the hike in scrap prices.

Reflecting a significant rise in nickel prices, prices for Stainless Steels products were up during the first half of 2002, particularly in Europe and Asia. The market subsequently experienced a decline in prices due to weak demand.

Global trade in steel products saw a 9-percent drop in imports to the European Union (15 countries), including semi-finished products. Imports from Central and Eastern Europe were down 11 percent. There was a less significant 3.3-percent decline in imports from America. Inflows from Asian countries were up 1.7 percent and steel product inflows from CIS states grew 4.5 percent.

Total exports were up 3 percent, with significant differences between destination countries.

Economic outlook

Most forecasting institutes expect a slight improvement in the global economy in 2003, which, after a faltering start, should show firming towards the end of the year. Global GDP growth of nearly 2.3 percent is projected for the full year.

However, this recovery is exposed to numerous ongoing risk factors that could compromise economic growth in 2003. If the depreciation of the dollar versus the euro persists, the competitiveness of European businesses could suffer and there could be an influx of imports to Europe. There is continued international instability and the prospect of an armed conflict in Iraq had driven up oil prices, which could negatively impact revenues in oil consuming countries. In Europe, current problems in the German economy reflect underlying structural issues.

GDP growth for Western Europe is expected to be approximately 1.7 percent in 2003. After flat growth in 2002, the German economy is projected to see only a weak 0.8-percent increase in 2003. Growth in France and Spain is expected to remain below potential in 2003.

Latin American markets should see a modest recovery in 2003, although growth in Brazil and Argentina will not be much more than 2 percent.

The countries of Central and Eastern Europe and Russia are expected to continue to experience aggregate growth of 3 to 4 percent.

Emerging markets in Asia will continue to see their economies expand at a sustained pace, with GDP growth of 4 to 6 percent. China should prove the most vigorous, and growth could reach the 2002 level of 8 percent. Japan's economy is expected to remain flat, with sluggish domestic demand due to stagnating household income.

Steel industry outlook

At the **worldwide level**, the main steel customer industries, aside from the automotive sector, should register significantly better growth in 2003 than last year. Apparent global steel consumption should also trend upwards. Although expert opinions differ regarding the extent of growth, the IISI is forecasting an increase of approximately 4.6 percent.

It is already evident that global demand for steel in 2003 will once again be driven by China. Imports should continue to rise since the Chinese government made commitments when the country joined the WTO that it would progressively cut quotas and tariffs. China alone is expected to account for 27 percent of the worldwide increase in steel demand in 2003. After a 13-percent jump in 2002, apparent consumption of steel products for all of Asia is expected to advance a further 6.2 percent in 2003, except in Japan, where zero growth is projected.

In **Europe**, notably in the 15 member countries of the EU, experts project a modest rise of 2.4 percent in apparent consumption of finished steel products in 2003. This forecast is based on limited projected growth in production by steel customer industries, coupled with moderate restocking in the second half of the year. The outlook for restocking reflects a progressive firming of manufacturing activity during the year.

Apparent steel consumption in the **United States** is expected to grow by 3.4 percent in 2003. Apparent consumption of finished products in **Central and South America** is expected to rise 5 percent in 2003, following a 4.2-percent drop in 2002.

Financial Information

Definition of scope of consolidation

In order to present uniform and comparable data, a pro forma version of the consolidated accounts (unaudited) as at December 31, 2002 and as at December 31, 2001 has been prepared.

This information consists primarily of the following elements in the financial section of the annual report (volume 2):
- unaudited pro forma consolidated balance sheet at December 31, 2002, with comparable data as at December 31, 2001, based upon a hypothesis of implementation of the merger on December 31, 2001;
- unaudited pro forma income statement and cash flow statement at December 31, 2002, with comparable data as at December 31, 2001, based upon a hypothesis of implementation of the merger on January 1, 2001;

Effects related to the allocation of negative goodwill generated by the merger of Aceralia, Arbed and Usinor, as at February 28, 2002, have been integrated retroactively in the pro forma consolidated profit and loss account as at December 31, 2001.

Revenues

The Arcelor group recorded a modest 3.34-percent decline in revenues, which totalled 26,594 million euros for 2002 against 27,512 million euros in 2001.

The contribution of the different core businesses has been calculated prior to deduction of revenues from intra-Group sales.

Pro forma revenues

26,594 million euros

Contribution to Group revenues – breakdown by core business

Unaudited pro forma data	2001 Millions of euros	2001 in % of revenues before deduction of intra-Group sales	2002 Millions of euros	2002 in % of revenues before deduction of intra-Group sales	Change 2002/2001
Flat Carbon Steels	13,572	49.4	13,222	49.7	(2.58)%
Long Carbon Steels	3,963	14.4	4,256	16.0	+7.39%
Stainless Steels	4,240	15.4	4,248	16.0	+0.19%
Distribution-Transformation-Trading	9,541	34.7	9,444	35.5	(1.02)%
Other activities	1,251	4.5	910	3.4	(27.26)%
Eliminations	(5,055)	(18.4)	(5,486)	(20.6)	
TOTAL	27,512	100	26,594	100	(3.34)%

The contribution of the Flat Carbon Steels sector amounted to 13,222 million euros or 49.7 percent of Group revenues, slightly down on 2001. This variation was due mainly to particularly low price levels experienced at the beginning of the year.

Revenues from the Long Carbon Steels sector amounted to 4,256 million euros, or 16 percent of total Group revenues. One third of the 7.39 percent increase in revenues from this sector is due to the inclusion of new companies in the scope of consolidation, with the majority of the increase coming from a substantial increase in sales volumes.

Revenues from the Stainless Steels sector were stable at 4,248 million euros. The extension of the scope of the sector following the full consolidation of the Matthey Group (accounted for by the equity method in the 2001 accounts) did not have a significant impact on revenues.

The Distribution-Transformation-Trading sector accounted for 35.5 percent of Group revenues, contributing 9,444 million euros, down 1 percent versus 2001.

Other activities produced revenues of 910 million euros, impacted by the deconsolidation of CMI, among other factors.

Revenues by geographic sales zone

Unaudited pro forma data	2001 Millions of euros	2001 in% of revenues	2002 Millions of euros	2002 in% of revenues
Europe (UE 15)	20,354	74.0	19,901	74.8
North America	3,305	12.0	3,145	11.8
South America	1,230	4.5	1,358	5.1
Rest of the world	2,623	9.5	2,190	8.3
TOTAL	27,512	100	26,594	100

The protectionist measures introduced by the United States government at the beginning of the year impacted shipments of flat products. The increase in revenues in South America reflects the healthy business levels for the Group's Brazilian operations.

Earnings Before Interest Taxes, Depreciation and Amortization

Contribution to EBITDA by sector

Unaudited pro forma data	2001 Millions of euros	2001 as% of sector revenues	2002 [illegible]	2002 as% of sector revenues
Flat Carbon Steels	575	4.2	[illegible]	7.0
Long Carbon Steels	595	15.0	[illegible]	14.4
Stainless Steels	(53)	(1.3)	208	4.7
Distribution-Transformation-Trading	292	3.1	319	3.4
Other activities	(1.0)	(0.1)	(79)	(8.7)
Intra-group Sales	(24)	-	[illegible]	-
TOTAL	1,384	5.0	1,978	7.4

Group EBITDA amounted to 1,978 million euros, an increase of 43 percent on 2001, representing 7.4 percent of revenues.

The Flat Carbon Steels sector contributed 925 million euros, or 46.76 percent. The marked improvement in Flat Carbon sector EBITDA is due to improved utilization of production resources and the achievement of significant efficiency savings.
The Long Carbon Steels sector EBITDA amounted to 613 million euros, or 31 percent of Group EBITDA, comparable to 2001.

The Stainless Steels sector showed a marked improvement in EBITDA due in particular to the optimization of its production resources.
The contribution of the Distribution-Transformation-Trading sector was also up, reaching 319 million euros, reflecting a proactive pricing policy, coupled with substantial efficiency savings.

EBITDA (pro forma)
1,978 million euros

Earnings Before Interest and Taxes

Contribution to EBIT by sector

	2001		2002	
Unaudited pro forma data	Millions of euros	as% of sector revenues	Millions of euros	as% of sector revenues
Flat Carbon Steels	82	0.6	216	1.6
Long Carbon Steels	382	9.6	430	10.1
Stainless Steels	(648)	(15.3)	45	1.1
Distribution-Transformation-Trading	174	1.8	209	2.2
Other	(42)	(3.4)	(120)	(13.2)
Intra-group Sales	(23)	-	[illegible]	-
TOTAL	**(75)**	**(0.3)**	**780**	**2.9**

EBIT
780 million euros

EBIT totalled 780 million euros for 2002, representing 2.93 percent of Group revenues. Although affected by 185 million euros in exceptional depreciation items, EBITDA increased appreciably and returned to positive following 2001, when very substantial depreciations of assets were booked.

Non-operating revenues and expenses
Non-operating revenues and expenses resulted in a charge of 464 million euros, down 18.6 percent compared to 2001.

Companies accounted for under the equity method
At December 31, 2002, companies accounted for under the equity method contributed 77 million euros to net profit.

Arcelor net income (loss)
The Arcelor group share of net income showed a loss of 121 million euros, despite a pre-tax profit of 393 million euros. This loss was due principally to the lower valuation of deferred tax assets carried in the accounts of the Group's American and Belgian subsidiaries.

Solid operating performance in a difficult economic climate.

Capital expenditure

Total Group capital expenditure was 1,415 million euros in 2002.

Financial statements

In compliance with IASB Exposure Draft 3 governing mergers, negative goodwill is carried as shareholders' equity as of January 1, 2004.

The Group has anticipated this change in the accounting practices applied for preparation of its consolidated financial statements for 2002 and 2001.

Under this definition, Group shareholders' equity, including minorities and residual negative goodwill, decreased by 8 percent to 8,058 million euros, due in particular to a loss from currency translation, attributable mainly to the depreciation of the Brazilian real against the euro.

	31/12/2001	31/12/2002	Variation
Sharehoder's equity (Group share)	7,077	[illegible]	(309)
Minorty interest	993	[illegible]	(330)
Total Shareholder's equity	**8,070**	[illegible]	**(639)**
Net negative goodwill	749	[illegible]	(122)
Shareholders funds	**8,819**	[illegible]	**(761)**
Net financial debt	**6,510**	5,993	**(517)**
Net debt/equity	**73.8%**	74.4%	**0.6%**

Million of euros, pro forma, unaudited

Net financial debt improved to 5,993 million euros at December 31, 2002, down 7.94 percent compared with December 31, 2001. This decline was due primarily to the reduction in the working capital requirements and the improvement in operating conditions during 2002. The net debt/shareholders' equity ratio remained stable at 74.4 percent compared to December 31, 2001, due to the reduction in shareholders' equity.

Activity by core business

Flat Carbon Steels

In an economic climate shaped by a wait-and-see attitude, particularly in Europe, revenues for the Flat Carbon sector declined 3 percent compared with 2001. This decline was principally due to a collapse in prices at the beginning of the year, which was only partially offset by an increase in volumes. Prices fell to extremely low levels during the first quarter before beginning to rally during the second quarter, an upturn that continued to the end of the year. Arcelor's policy of adjusting supply to demand enabled a recovery in prices despite weakening demand and the downward revision of growth forecasts. Increases came primarily from sales prices in the general industry market. Prices for the automotive sector remained stable from 2001 to 2002.

Shipments to the automotive industry were up 0.8 percent and the mix improved, as coated steels accounted for 40 percent of total shipments, a 1.1-percent rise.

EBITDA was significantly affected by the adverse trend in average sales prices and by the rise in operating costs items such as labour and fuel. However, the increase in the value of the euro versus the dollar had a slightly positive effect, combined with substantial efficiency gains obtained through the implementation of continuous improvement plans. The fourth quarter confirmed trends observed during the year concerning both the increase in sales prices and the euro/dollar exchange rate.

Long Carbon Steels

In a difficult economic environment characterized by lower sales prices, the Long Carbon Steels sector posted an increase in revenues thanks primarily to a rise in shipments. The decline in the market for beams in Northern Europe had a negative impact on revenues, while the increase in sheet piling consumption had a positive effect. Southern European markets, on the other hand, showed more favourable trends, particularly in concrete reinforcement bars and merchant steels, for which volumes and price levels recorded satisfactory levels.

EBITDA for this sector was lower since only a small percentage of the increase in the price of scrap could be integrated in sales prices for the main product lines. The impact on results was limited thanks to control over other production costs and to the excellent financial performance of Belgo-Mineira in Brazil. The latter benefited from the depreciation of the Brazilian real, coupled with a significant increase in export sales that largely offset the weakness of the Brazilian market.

Stainless Steels

The Stainless Steels sector experienced a turnaround in results in 2002, due primarily to an improvement in flat product prices and efficiency gains from synergies, in addition to intensive continuous improvement actions at all of the sector's business units.

In flat products, following the collapse seen in 2001, the first quarter was characterized by a significant recovery in prices, followed by a further strengthening in the second quarter, notably in Europe and in Asia. This upswing was fuelled by the rise in nickel prices and an increase in apparent demand, linked above all to restocking. In a gloomy economic climate, market conditions stabilized in the third quarter. The fourth quarter saw a slight erosion in base prices. This trend reflects a wait-and-see attitude on behalf of customers as a result of a reduction in alloy surcharge products in October and November and the uncertain economic outlook.

In long products, commodity prices stabilized during the year at a very low level. Prices are not expected to recover in the near term.

In the specialty plate segment, stainless plate recorded good levels of activity during the first half, while the other segments remained at moderate levels. The second half of the year was characterized by a chronic weakening in demand, reflecting aggressive competition.

Distribution-Transformation-Trading

In a climate of moderately sustained demand, the Distribution-Transformation-Trading sector was proactive in passing on increases in steel prices, resulting in a significant reduction in volumes for certain products. Average sales prices have not yet recovered to their 2001 levels, despite the constant increases recorded during the year. Sales prices continued to improve during the fourth quarter although volumes declined.

Revenues for 2002 were down 1 percent from 2001, reflecting both the contraction of volumes and a small negative sales price effect, partially offset by the positive impact of changes in scope of consolidation.

The policy of resisting downward pressures on prices, combined with efficiency savings resulted in an improvement in EBITDA for all of the sector's businesses.

Arcelor SA parent company results

In 2002, Arcelor SA had operating revenues of 65 million euros. Investment income amounted to 321 million euros.

Net income for the year was 260 million euros. Shareholders' equity at December 31, 2002 totalled 7,453 million euros.

Outlook

The current year has begun amidst political and economic uncertainties that are expected to weigh against investment and thus industrial activity. The Group nevertheless confirms the strategic objectives defined at the time of the merger and will continue to generate synergies and reduce debt levels.

Within the context of contrasting economic growth, the Group remains committed to controlling its product offering to track changes in demand and ensure healthy margins.

The Group expects 2003 results to show improvement due to higher average sales prices than in 2002, coupled with ongoing efficient management of inventories and significant progress in achieving efficiency gains and synergies.

Platforms

Alliance between Arcelor and Nippon Steel Corporation

Within the scope of the Global Strategic Alliance signed on January 22, 2001 by NSC and Usinor, Arcelor and Nippon Steel reaffirmed their commitment to a global cooperation in April 2002. The partners will strengthen the alliance, extending it to additional products and markets.

The European Commission has confirmed that this agreement complies with European competition rules.

This alliance responds to the demand from NSC and Arcelor customers to support their global development and accelerate performance improvements. Both partners have a global reputation for technological excellence, quality innovation and best-in-class capabilities as steel producers. NSC and Arcelor therefore decided to pursue the development of joint solutions to address their shared fundamental objectives: improve value creation for customers, optimize the use of resources, and enhance the effectiveness of R&D initiatives.

In addition to the automotive industry, which is the focus of this alliance, the two groups will also cooperate in stainless steels and construction steels, developing specific solutions. These initiatives are supervised by ad hoc committees, which are in turn guided by a steering committee comprising executives from both partners, which meets twice yearly.

Initial cooperation targeting the automotive industry has centred on the development of equivalent products to allow unified global supply to customers. Arcelor and NSC have also exchanged licenses to expand their respective product portfolios.
In addition, studies are being carried out in collaboration with automakers to design innovative steel solutions for new vehicles.

In the Stainless Steels sector, cooperation has led to the development of special products for exhaust systems.

Among the numerous joint R&D programs in progress, research teams have jointly developed new grades of high-strength sheet.

Purchasing

Purchasing is a key success driver for Arcelor, which has set ambitious objectives for reducing purchasing costs. A substantial share of the 190 million euros in synergies achieved in 2002 came from purchasing savings.

Arcelor's purchasing policy is based on two fundamental success factors:

• Continually reducing the Total Cost of Ownership. Beyond the purchase price for a product or service, the performance and match to the Group's needs are fundamental in achieving optimum costs. Arcelor unlocks greater value thanks to deeper cooperation between buyers, users and suppliers.

• Arcelor places priority on working with best-in-class suppliers. To serve increasingly global markets, Arcelor regularly reviews its supplier base to further improve the Group's overall performance.

On January 1, 2003 Arcelor's purchasing platform became Arcelor Purchasing, a distinct legal entity mandated by Arcelor companies to negotiate their purchases. The purchasing initiative is anchored in active cooperation between users and buyers. The objective for 2003 is to accelerate gains from a structured approach to purchasing.

Building Construction Support

The construction market offers an excellent growth potential for Arcelor solutions. This market uses large volumes of steel solutions that must meet exacting standards to fulfil a vast variety of construction needs: structures, roofing, facades, heating and air-conditioning, acoustic insulation, technical equipment and more. In all these areas steel provides high-performance, efficient solutions.

While many Arcelor products enjoy global recognition – sheet piling, heavy sections and flat coated steels for facades and roofing, for example – the construction market is primarily regional and involves a large number of prescribers.

The solutions required by end users at construction sites result from multiple, closely integrated needs. Both the decision processes and the supply chains for these products tend to be complex, which is why the Group has created a special team to coordinate initiatives to better serve the construction industry. This Building and Construction Support (BCS) team helps construction industry customers meet their objectives, providing both business intelligence and early identification of large projects in major regional markets. BCS also focuses the extensive construction-related expertise available throughout the Group, working with different business sectors to ensure a continually enhanced portfolio of Arcelor products, solutions and systems tailored to the construction industry.



Core Businesses

[illegible]

The Flat Carbon Steels sector had revenues* of [illegible]

and employed [illegible] worldwide.

*pro forma data, unaudited

1_ Products and markets

In Europe, the Flat Carbon Steels sector (Arcelor FCS) is asserting its leadership in all user markets: automobiles, packaging, domestic appliances, general industry and the broad range of customers served by the Distribution - Transformation - Trading sector.

Arcelor FCS offers the automotive industry a full spectrum of products and services: coils, coated products, finished products, formed blanks and welded blanks, along with technical assistance and consulting in vehicle design and the application of steel solutions.

For customers in general industry, Arcelor FCS offers an extensive product range, from very high yield steels (HYS) for applications such as cranes, construction equipment and highway trailers, to grades with very high formability, as well as grades for heat treatment and oil industry applications. Depending on the application, these steels can be supplied uncoated or with metallic or organic coatings.

For electric motors, Arcelor FCS deploys the resources needed to satisfy the exacting quality standards required for the manufacture of low energy consumption electric motors and the starter-alternators that will be used on the vehicles of tomorrow.
In household appliances, the range of steels covers all structural and casing components.

In the construction market, Arcelor FCS, while remaining centred on the roofing/cladding segment and on interior fittings, is developing new business areas (garage doors, street lamps, swimming pools, etc.) and new niche products such as skinplates (plastic films), or heavy galvanized sheet in collaboration with Arcelor BCS (Building and Construction Support).

Packaging steels operations are consolidated within the Arcelor Packaging International business unit.





2_ Industrial performance

2_1 Production sites

The Arcelor FCS production organization comprises five business units.

Business Unit North has plants in Germany (Bremen and Eisenhüttenstadt), in Belgium (Ghent, Genk and Geel) and in Luxembourg (Dudelange).

Business Unit Wallonia is situated in Belgium (Charleroi, Liège and Ivoz-Ramet).

Business Unit Center is located in France (Desvres, Dunkerque, Florange, Mardyck, Montataire and Mouzon) and again in Luxembourg (Dudelange).

Business Unit South covers the south of France (Fos-sur-Mer, Saint Chély d'Apcher), Italy (Piombino) and Spain (Avilés, Gijón, Sagonte, Sestao).

The Arcelor Packaging International Business Unit has six production sites.

	Pig iron		Steel			Rolling			Coating			Tinplate
	Sintering	Blast furnace	Converter	Electric arc furnace	Continuous caster	Hot mill	Heavy plate mill	Cold mill	Hot galvanizing	Electro-galvanizing	Organic coating	Tinplating
Business Unit North	4	6	6	0	5	3	0	4	7	1	3	0
Business Unit Wallonia	1	2	3	0	2	2	0	2	4	3	3	0
Business Unit Center	4	5	5	0	6	2	0	3	10	2	2	[illegible]
Business Unit South	3	4	7	2	8	3	1	5	7	1	5	0
Packaging Business Unit	0	0	0	0	0	0	0	5	1	0	0	10

2_2 Investments brought on stream



Continuous performance improvements

In 2002, a second continuous caster and a second pre-coating line were commissioned at Ghent (Belgium). A pre-coating line was brought on stream at Avilés (Spain).

The construction of a new cold rolling and galvanizing unit in Brazil was initiated in March 2002; it is scheduled to come on stream during the second half of 2003.

Work has started to double the capacity of the ACB (Sestao) mini-mill and add a pickling line on the site.

The expansion of laser welding machine facilities for the production of automotive welded blanks is in progress at Ghent and Liège.

At Avilés, a new wide tinplating line is being installed.

2002 also saw the introduction of new technologies, in particular an ultra-fast cooling installation (TWICE) on the Kessales, Belgium (Cockerill Sambre) continuous annealing line for thin sheet applications, and rapid cooling on the Basse-Indre (France) continuous annealing line for tinplate applications.

2_3 Research and Development, partnerships and cooperative ventures

In order to deliver the best possible response to the needs of its customers, Arcelor FCS deploys substantial Research and Development resources for product improvement and new product design.

Through new products introduced in 2002 Arcelor made a decisive contribution to enhanced vehicle safety for the automotive industry.
The priority objective is now reducing the weight of automobiles to help to meet Kyoto protocol CO_2 reduction targets.
Numerous research programs are devoted to this, targeted particularly at the development of ultra high tensile steels. New steels combining very high tensile strength and increased ease of processing were launched in 2002. These steels, in conjunction with new designs and processing techniques enable module weight reduction in the order of 15 percent compared with the high tensile steels that they are replacing. In this range of ultra high tensile steels, the new cooling technology installed on the Cockerill Sambre continuous annealing line at Liège enables the use of metallurgical processes that further enhance the balance of material strength/ductility, facilitating its use by customers.

2002 also saw the market launch of the first chromium-free organic coatings.

For large-diameter **welded tubes** – employed for gas and oil transport – the product range expanded with the marketing of very high yield grades offering a HIC (Hydrogen Induced Cracking) guarantee enabling the manufacture of high-pressure sour gas pipelines.
In the household appliances market, Arcelor is pursuing the development of environmentally-friendly products.
For example, new surface treatments and dry films enable steel to be enamelled without preliminary degreasing.

In packaging, the new annealing technology commissioned at the Basse-Indre plant gives API a strong competitive advantage by allowing the renewal of its product offer with steels that, uniquely in this market, combine strength and ductility, thus facilitating processing.

2_4 Partnerships gain momentum

The development of Arcelor's automotive industry activity outside Europe led to the expansion of capacity at Dosol in Canada (Hamilton, Ontario), in partnership with Dofasco for the supply of Extragal Z (galvanized steels for external aesthetic components). As of 2003, Dosol's entire capacity (500,000 metric tons) will serve the North American auto industry.

Other projects will provide better support for the globalized operations of automotive customers. In addition to the Vega do Sul project, Arcelor plans to bring on stream a galvanizing line at the Borcelik plant in Gemlik (Turkey) in late 2003, and in 2004 the Group will commission the Severgal galvanizing line at the Severstal production unit in the Vologda region of Russia. In Asia, Arcelor is pursuing several projects in cooperation with regional leaders.

The "Global Strategic Alliance" with Nippon Steel Corporation is a pivotal part of Arcelor's commitment to support the globalization of the automotive industry, providing worldwide coverage of this market with a common product range and driving innovation by pooling research.

In the context of its globalization policy, Arcelor is pursuing partnerships with its principal customers, **with resident engineers based at auto manufacturers' facilities. The Group has also set up cross-disciplinary "customer teams" to provide technical assistance from the preliminary project phase right through to production engineering.**

The development of downstream operations with local partners enables Arcelor to offer comprehensive solutions in Europe and on a worldwide basis to automakers' requirements in terms of design, drawing and hydro-forming, in particular with Gestamp Automoción and Magnetto, both leaders in drawing for automobile applications and in wheel production in Europe and Mercosur countries.

Similarly, in other industries – construction, household appliances, general industry and engineering –, Arcelor has established expertise centers as part of its R&D organization that pursue innovation in the design of steel solutions, providing support for customers' teams.



Today's solutions with the materials of tomorrow

2_5 Environmental impact

Today, 90 percent of the Flat Carbon Steels sector's plants are ISO 14001 certified. All plants are expected to comply with this standard by the end of 2004.
On the regulatory front, 2002 was marked by initiatives at French plants subject to the "Seveso 2" directive. Industrial safety management systems were set up and channels for communication with authorities regarding risk assessment were established.

The Sidmar integrated plant in Belgium won the Belgium 2001-2002 environment award in the "best technologies" category for its successful program to reduce dioxin emissions at sinter plants.

Substantial investments have been undertaken to further reduce air emissions. At Fos-sur-Mer, an installation for the desulphurization of coking plant ammonia liquor has been brought on stream. At Dunkerque, the installation of the dust capture system at the ladle de-slagging stand should enable a 60-percent reduction in the plant's particle emissions.

More generally, reviews of sinter plants have been initiated at Group level in order to seek the best solutions for the reduction of atmospheric emissions.

Programs to improve the recovery of blast furnace and steelworks slag and sludge continue with, among other initiatives, the implementation of a contract for slag aging at Fos-sur-Mer, and the evaluation of two proposed installations for sludge recovery.

Steel meets the most demanding requirements




90 percent of the Flat Carbon
Steels sector's plants are now
ISO 14001 certified

3_ Commercial performance

3_1 Sales

Sales of premium grade products and overrollings amounted to 27.2 million metric tons in 2002, stable versus the previous year.

Sales to the automotive market were up 2 percent to 9.2 million metric tons while sales to general industry fell by 1 percent to 16.6 million metric tons. Sales to the packaging business amounted to 1.4 million tons.

Sales of galvanized steel recorded strong growth in 2002, more than offsetting the decline in cold-rolled and electro-galvanized products.

Sales of organic-coated steels posted a 9 percent increase as a result of the commissioning of the two new installations at Avilés and Ghent.

In total, coated products (excluding tinplate and TFS) now amount to 43 percent of the sector's sales against 41 percent in 2001.

Millions of metric tons*	2001	2002
Slabs, Heavy plate	1.67	1.82
Hot-rolled products	8.88	8.46
Cold-rolled products	6.04	5.93
Coated products	10.53	11.02
All products	27.12	27.23

*including sales to the Packaging business (API)

Arcelor strengthened its positions in the automotive market in 2002.

The proportion of coated steels, and in particular galvanized sheet, continued to grow, rising to 67 percent of total output.

In response to growing demand from auto manufacturers, production of multi-thickness welded blanks increased in 2002 to more than 28 million parts against 19 million in 2001.

In Europe, sales experienced robust growth in the United Kingdom, while Eastern Europe confirmed its growth potential.

In North America, growth in Canada and Mexico only partially offset the pronounced decline recorded in the United States, following the imposition of anti-dumping and import duties.

Shipments to the Automotive sector
business by product line


Cold-rolled 13%
20% Hot-rolled
2% Organic-coated
14% Electro-galvanized
Galvanized 51%

Shipments by geographic area


NAFTA 3%
Rest of the world 4%
Benelux 9%
Other CEE 13%
Germany 19%
22% France
Spain 19%
11% Italy

Shipments to the General industry sector


Construction 12%
Engineering, industrial packaging 6%
Primary processing 17%
7% Domestic appliances and general industry
Heavy plates 3%
55% Distribution Europe and export

3_2 Market coverage (based on CRU global statistics)

Arcelor has approximately 10 percent of the world market for the production and sale of flat carbon steels.

Automotive industry

Arcelor is the leading supplier of flat steel products to European vehicle manufacturers, their suppliers and co-contractors, and one of the world leaders with a 16-percent market share.

Primary processing

Producers of tubes for energy transport (water, oil, gas) represent the major strategic market in primary processing. Arcelor is the market leader in Europe and has approximately 8 percent of the world market. This leadership has been buttressed with the supply of very high *grade hot coil, capable of meeting customers'* most demanding requirements for sour gas applications.

In 2002, the market for commodity products followed the general trend of flat carbon steels.

Construction

In 2002, despite relatively depressed demand in the construction sector, Arcelor improved on 2001 business levels, posting a 5-percent increase in shipments to this market.

Household appliances and general industry

In the face of a downturn in the European household appliance sector, Arcelor has succeeded in retaining its market share, maintaining a holistic relationship with its customers that addresses their requirements in terms of quality, cost reduction and innovation.

Engineering, industrial packaging

The mechanical engineering and industrial packaging sector benefited in 2002 from high levels of business for drums and gas bottles, with more moderate levels for tanks, engineering, industrial shelving and radiators.

3_3 Sales network and competitive advantages

The Arcelor FCS sales organization comprises two main branches. The first is dedicated to general industry customers, the second specializes in the automotive sector. These two teams deploy a shared network of country-based sales offices, enabling implementation of the principle of "One face to the customer". This enables customers to work in their local language with a competent locally-based contact empowered to make decisions.

Arcelor FCS Commercial Argentina
Arcelor FCS Commercial Austria
Arcelor FCS Commercial Belgium
Arcelor FCS Commercial Brazil
Arcelor FCS Commercial Celik Ticaret (Turkey)
Arcelor FCS Commercial CZ (Czech Republic)
Arcelor FCS Commercial Denmark
Arcelor FCS Commercial Deutschland
Arcelor FCS Commercial Finland
Arcelor FCS Commercial France
Arcelor FCS Commercial Hungary
Arcelor FCS Commercial Iberica
Arcelor FCS Commercial Italia
Arcelor FCS Commercial Luxembourg
Arcelor FCS Commercial Netherlands
Arcelor FCS Commercial Norway
Arcelor FCS Commercial Poland
Arcelor FCS Commercial Portugal
Arcelor FCS Commercial Sweden
Arcelor FCS Commercial Schweiz
Arcelor FCS Commercial UK

Outside the auto industry, sales are broken down by segment: distribution, household appliances and general industry, metal processing, construction, primary processing industries.

Automotive industry

Arcelor Auto handles marketing for the Flat Carbon Steels sector of all products and services for the automotive market: coils, finished products, formed and welded blanks. With a worldwide presence to meet the global requirements of automobile groups and top-tier subcontractors, Arcelor Auto operates principally in a liaison role between Arcelor group units and its customers particularly in Europe but also in Brazil as well as on behalf of some of Arcelor's partners (Borcelik in Turkey, Severgal in Russia). Arcelor Auto also provides technical assistance and marketing support for other partners, such as Dosol in Canada.

Arcelor Auto works in close collaboration with automotive manufacturers right from the vehicle design stage. Resident engineers are available to vehicle manufacturers in their design centers. Technical support engineers are involved in the development and production stages in order to facilitate the use of steel. Arcelor Auto is also formulating and conducting a major product research and development program aimed at proposing an ongoing stream of new, cost-effective, high-performance solutions.

Construction

In the construction sector, Arcelor FCS brings its customers the advantages of a multinational partner, offering a large number of production and processing plants, a broad product range, extensive experience in high value-added products (pre-painted sheet, high yield steels), and multilingual teams.

Distribution

Arcelor's principal objective in the distribution segment is to stabilize order levels, harmonize the sales conditions offered to customers and optimize the product/customer mix in order to improve the return on capital employed.

For strategic customers consuming both wide products and processed products, a special "co-handling" procedure has been instituted between the Flat Carbon Steels sector and the Distribution sector, taking joint control of all services provided to these key customers.

Household appliances

In the household appliance segment, the new "customer team" approach, combining commercial and technical teams, has enabled an improved response to the needs of European household appliance manufacturers, based on a comprehensive product range: steels for enamelling, metal-coated steels and bright pre-painted steels.
In addition, Arcelor is developing partnership with customers who are transferring production to Central and Eastern European countries, in order to provide solutions tailored to their future needs.

Engineering, industrial packaging

The organization for the mechanical engineering/industrial packaging segment within Arcelor FCS was deployed during the first half of the year with a strong customer focus.

The segment has been organized into sub-segments, taking into account the distinctive characteristics of the products: radiators, drums, industrial shelving, tanks, gas bottles, etc.
The sub-segments bring together commercial, technical and marketing teams.

4_ Financial data

Revenues amounted to 13,222 million euros in 2002, compared to 13,572 million euros in 2001. This slight 2.6-percent decline reflects the lower average sales prices, which were 2.4 percent below 2001, the first quarter of the year having logged the lowest sales prices for twenty years, before rallying as of the second quarter. Compared with 2001, shipments were up by only 0.3 percent.

The substantial improvement in EBITDA which jumped to 925 million euros in 2002 against 570 million euros in 2001 is the result of improved productivity and above all the fruit of significant efficiency gains.

Millions of euros Pro forma unaudited	2001	2002
Sales	13,572	13,222
EBITDA	575	[illegible]
As percentage of sales	4.2	[illegible]
EBIT	82	[illegible]
As percentage of sales	0.6	[illegible]
Workforce at end of year	52,020	[illegible]

Cars are decked out in steel



5_ Strategy and outlook

To achieve the Group's value creation targets, the Flat Carbon Steels sector has defined and is implementing an ambitious program of targeted actions. This covers the adaptation of production resources, a continuous improvement strategy, the sharing of best practices for production and logistics, reduction of procurement costs, and the optimization of investments.

In the years ahead this policy will result in a reduction of structural or unprofitable excess capacity in Europe. The strategy calls for coastal sites to be favoured for upstream production (blast furnaces, steelworks). Downstream production (cold rolling, high value added coated products) will be organized based on a strategy of specialization.

In the rest of the world, the active investment and partnership policy, particularly in Mercosur countries, North America, Russia and China, should enable Arcelor to supply its global customers under the most favourable conditions.

Thanks to its high quality and the continuous improvement of service levels (for example in terms of delivery), Arcelor was able to pursue a strategy that emphasizes price over volumes. In accordance with this philosophy, the Group expanded the promotion of new, high value-added products.

Arcelor Packaging

Arcelor Packaging International (API) is the Flat Carbon Steels business unit dedicated to packaging steels.

API is the world leader in packaging steels, both in terms of volume and for the technological sophistication of its solutions.

API is number one in Europe and benefits from optimum distribution of both production and sales across the continent.

API supplies packaging manufacturers with steels tailored to their different markets: food, beverages, cosmetics, paint and industrial products. Among the myriad applications are: beverage cans, shaped cans, two- and three-part cans, bottle tops and crown caps, ends and easy-open ends, aerosol sprays, industrial cans, decorative packaging and more.

API also supplies thin steels for automobile applications (filters and gaskets), household goods (pastry moulds), household appliances, electricity/electronics, etc.

Arcelor Packaging International consists of three production arms comprising six plants: North, incorporating Liège in Belgium, Florange and Mardyck in France; West, with Basse-Indre (France); and South, comprising Avilés and Etxebarri (Spain).

Two service centers (API Italia and Sollac Ambalaj in Turkey) and one lacquering/printing company, Solvi, located close to the Florange production plant, complete the organization.

In 2002, API produced 1.76 million metric tons (prime quality) comprising 85 percent tinplate and 15 percent chrome-plated steel (Tin Free Steel).

For the Florange, Basse-Indre and Etxebarri plants, API is responsible for management of all production equipment for this market, from the cold rolling of coils to the coating and further processing of finished products. The other plants receive their feedstock in the form of cold-rolled coils from the Flat Carbon sector upstream facilities. Production equipment managed directly by API begins with the annealing operation.

Each plant has developed specialist know-how. Steels for beverage cans, particularly in large widths, are produced at Mardyck and will soon go into production at Avilés. Basse-Indre and Etxebarri have specialized in the production of can ends, in particular easy-open ends, while Florange produces steel for food applications in the thinnest gauges. Liège specializes in steel for aerosol sprays and industrial packaging.

API's expansion will entail splitting production for major applications between the North and the South in order to optimize logistics. The manufacture of niche products can be concentrated at a single specialist plant.

In 2003, Avilés will commission a new wide line for steel for beverage cans that will enable Arcelor to keep pace with the growth of this market in southern Europe.



Steel adapts to every shape and form

In a mature market threatened by competing materials, Arcelor Packaging International's strategy is to increase its profitability and that of the supply chain by working with customers to defend and develop the role of steel as a leading packaging solution thanks to the introduction of new products. API addresses the needs of all participants in the chain, including designers, bottlers and canners, brands and distributors.

API offers its clients a customized service, based on the principle of "one face to the customer". This principle is embodied in the implementation of a single information system linking the order-taking and production planning processes.

New generations of packaging steels emerging by Arcelor R&D efforts will also promote its use.

A new rapid cooling process for continuous annealing that has been brought on stream marks additional progress in reducing the weight of packaging for easy-open end applications. Developments in deposition by co-extrusion will shortly make it possible to offer pre-painted steels.

API is also deeply involved in food safety and in recycling. Steel boasts numerous competitive advantages in both areas, and API is asserting its leadership by adopting a proactive approach with regard to European regulations.



Core Businesses

Long Ca[illegible]

STEELS SECTOR

The Long Carbon Steels Products sector recorded 2002 revenues of [illegible] and employed [illegible] worldwide*.

*pro forma, unaudited

1_ Products and Markets

Within its steelmaking arm, Arcelor's Long Carbon Steels sector (Arcelor LCS) produces beams, concrete reinforcing bars, merchant steels, wire rod, sheet piling, rails for public transport, rails for gantry cranes, special profiles and semis. Arcelor LCS is the world's leading producer of beams, sections and sheet piling and ranks among the leaders in concrete reinforcing bars, wire rod, special sections and steelcord.

Steel mill long products are used principally in the construction, infrastructure and industrial plant markets. The main markets for output from European plants are France, Benelux, Germany, Spain and Portugal. High value-added products such as sheet piling, heavy beams, rails, special sections and certain grades of wire rod are also marketed worldwide. Shipments from South American plants mainly serve domestic markets, but they also account for significant export volumes with technologically advanced products for global customers.

Drawn wire products are shipped for a variety of applications such as tire manufacture (steelcord), agriculture (vine wire, fencing), industry (galvanized wire for cable armatures) and construction (fibres for concrete reinforcement, pre-stressed wire).

Long products and drawn wire are characterized by the implementation of efficient, innovative technologies. Minimills apply the most efficient and appropriate steelmaking technologies, while the Crapal* galvanizing technology is used at wiredrawing plants. A buoyant market is energized by the emergence of new environmental, aesthetic, architectural and economic requirements in the construction market.



Steel construction is aesthetic, cost-efficient, flexible and safe.



2_ Industrial performance

2_1 Production sites

The Arcelor LCS production organization comprises four business units.

The Northern Europe business unit's facilities are located at Belval, Differdange, Rodange and Schifflange in Luxembourg, Longwy in France and Unterwellenborn in Germany.

The production plants of the Southern Europe business unit are situated in Spain at Azpeita, Bergara, Lasao, Villaverde and Getafe (Madrid), Olaberría, Veriña, Zaragoza and Zumarraga, and in France at Bayonne.

The Americas business unit comprises the Brazilian plants at Juiz de Fora, Monlevade, Piracicaba and Vitória and, in association with Bekaert, manages five wiredrawing plants, also in Brazil. In addition, this business unit is the leading shareholder in Acindar in Argentina (two steel mills and two wiredrawing plants).

The Wiredrawing business unit incorporates all the wiredrawing plants with the exception of the aforementioned Brazilian and Argentine plants. It comprises three sub-units: steelcord, mild steel and high carbon steel. The plants of the steelcord sub-unit are situated at Bettembourg in Luxembourg, Fürstenfeld in Austria, Szentgotthard in Hungary and Pine Bluff, Arkansas in the USA. Additionally, in a joint venture with its Korean partner Kiswire, it operates four plants in South Korea (Yangsan, Changwon, Okchon, Pohang) and a new plant in China (Qingdao). The mild steel sub-unit's plants are located at Bissen in Luxembourg, Cheb in the Czech Republic and Sheffield in the United Kingdom. The high carbon sub-unit has two plants in Spain at Emesa and Galycas.

Production resources

The Northern Europe business unit comprises four electric steelshops with a total liquid steel capacity of 4.3 million metric tons, eight rolling mills producing beams (small, medium and heavy) and sections, sheet piling, rails for gantry cranes and special sections as well as concrete reinforcing bars. The sector also has finishing shops and a cold-forming installation for sheet piling.

The Southern Europe Business Unit has eight electric steelshops with a total liquid steel production capacity of 5.5 million metric tons, eight rolling mills for beams (small and medium), merchant steels, railroad rails, wire rod and concrete reinforcing bars, as well as a welded mesh production shop.

The Americas Business Unit consists of a converter steelshop with a liquid steel capacity of 1.2 million metric tons, three electric steelshops with an overall liquid steel capacity of 1.9 million metric tons, as well as seven rolling mills for wire rod, concrete reinforcing bars, small beams and merchant steels.

The wiredrawing plants use as their raw material wire rod supplied by the long products production units, which they process into finished products. They are equipped for the production of steelcord, hosewire, sawwire, bright and annealed wire, galvanized wire for industrial applications, vine wire, fencing products, fibres for concrete slab reinforcement, fibres for shotcrete, nails, pre-stressed wire and spring wire.

2_2 Partnerships and Acquisitions, Investments, Research and Development

Partnerships and acquisitions

In the field of drawn wire products, Arcelor decided in August 2002 to acquire a 96.5-percent stake in Stahlcord Austria. This purchase constitutes a strategic decision to accompany the major tire manufacturers in their moves into Central and Eastern Europe.

In line with strategic development of its activities in the long products sector, on December 19, 2002 Arcelor signed a Memorandum of Understanding with the Duferco group for the acquisition of a 100-percent interest in the Pallanzeno rolling mill, situated in Northern Italy (production of light and medium beams, special sections and merchant bars) plus a 49.9 percent holding in the San Zeno steelshop, located near Brescia in Italy (one electric furnace, two continuous casters). This operation will allow Arcelor to strengthen its European leadership by entering the Italian market.

A significant Arcelor holding in Acindar in Argentina (production of wire rod, tubes, drawn wire and drawn bars) reinforces the Group's industrial and commercial organization in South America.

Investments

The sector's investments in 2002 centred on cost reduction and market development, with a substantial proportion allocated to improvements designed to ensure workplace safety and environmental protection.

The Northern Europe Business Unit has begun construction of its new medium section mill at Belval, Luxembourg. Ultimately, this mill will reinforce the plant's flagship position in beam and section production, equipping it with a highly competitive facility.

In Brazil, the production capacity expansion project at Piracicaba that began in 2001 has continued and will almost double capacity at this site in 2003.

In July 2002, in a joint venture with the Korean Kiswire group, TrefilArbed commissioned the Qingdao TrefilArbed Korea Co. Ltd. plant for the production of steelcord at Qingdao in China.

Research and Development

Research, development and innovation are being conducted in a variety of fields in order to promote steel's inherent benefits. These initiatives help Arcelor LCS bring customers value-added solutions in the construction sector, capitalizing on aesthetic and economic advantages, as well as on the flexibility and safety advantages of steel construction.

An important aspect of Research and Development is the contribution to the formulation of codes and standards. The R&D team participates in the development of user-friendly software for architects and engineers to enable the creation of steel solutions in compliance with Eurocodes.

Research and Development provides pivotal input for new products such as castellated beams, performing tests and simulations and developing appropriate software. Research results are published in brochures and reports as well as through seminars.

2_3 Production

Total crude steel production by the sector in 2002 amounted to 11.1 million metric tons, 1.4 percent over the previous year.

For the three business units within the steelmaking arm, crude steel production at the Southern European plants posted a 1.1 percent increase on the previous year, while the Northern European business unit saw a 1.6 percent reduction. This decline was due to shutdowns for the programmed refurbishment of technical installations, weak construction activity in certain markets, and the policy of favouring sales prices over volumes.

The wiredrawing business unit's total production in 2002 was stable versus the previous year. Steelcord production capacity increased with the commissioning of the new plant in China. Furthermore, the mild steel sub-unit increased its concrete reinforcement fibre production capacity by bringing new capacity on stream in its Estate Wire subsidiary in the United Kingdom and TrefilArbed Cheb in the Czech Republic. Previously, the fibre was produced solely by TrefilArbed Bissen.

2_4 Environmental impact

Arcelor LCS pursues an environmental strategy that reflects the principles of Arcelor's Environmental Charter, with a focus on three key aspects:
• continuous improvement of environmental performance,
• deployment of production processes that have a limited environmental impact,
• development of products that have a beneficial environmental impact.

In order to document and structure the continuous improvement of its environmental performance, the Group aims to obtain certification of the Environmental Management Systems of all its production sites in accordance with the ISO 14001 international standard by end 2003. As of January 2003, 72 percent of the sector's sites were certified to ISO 14001.

Most of the sector's sites have implemented electric furnace technology, replacing the blast furnace/oxygen steelshop integrated steelmaking process. This has led to a substantial reduction in:
• energy consumption
• CO_2 emissions
• the quantity of waste sent to landfills.
The target is to achieve high levels of waste recovery and recycling and to eliminate the usage of landfills.

At the same time, the innovative products developed by the sector are also highly efficient in terms of environmental protection. For example, HISTAR beams produced by ProfilArbed Differdange enable lighter structures, combined with material savings of up to 24 percent. ProfilArbed Belval's Z sheet piling offers performance comparable to conventional products combined with material savings of 23 percent.

In environmental terms, these material savings are reflected in reductions in energy requirements and pollutant emissions from both the production and the processing of products.



Long products for
construction, infrastructure
and equipment.

3_ Commercial performance

3_1 Sales trends by product in 2002

In Europe, 2002 was characterized by a reduction in apparent demand for beams.
For this reason shipments to these markets remained significantly down compared to the previous year. In Spain, demand was highly satisfactory until the middle of the year, but deteriorated during the second half.
In export markets other than North America, shipments of beams reached the same levels as in 2001. During the second half, a resumption of activity was observed in China and South Korea, but this demand was largely satisfied by the massive overcapacity in Japan, Korea and Taiwan. In the USA, the market remained difficult, with weak apparent demand. In the second half of the year, sales to export markets were increasingly negatively affected by the euro's rise against the dollar.

In Spain, demand for concrete reinforcing bars was excellent in 2002, reaching a record 4 million metric tons. The rise in shipments was accompanied by an increase in sales prices. In the other European markets, after a promising start, apparent consumption fell during the second half of the year.

In sheet piling, 2002 was another excellent year. Total sales of hot-rolled sheet piling were slightly up versus the previous year. Demand in Europe, particularly in the countries of Central and Eastern Europe, was buoyant. Similarly, business developed favourably in export markets, particularly in North America. Continuous pressure on prices in Europe resulted in a 4-percent reduction in the average global price level compared with 2001.

In wire rod, volumes shipped suffered as a result of technical difficulties that have now been resolved. However, the *product mix was significantly improved.*

Sales of special sections are at a satisfactory level but with an average sales price slightly lower than forecast as a result of a less profitable product mix and a market weakness in the first half of 2002.

Sales of rails for gantry cranes, closely tied to investment levels, suffered due to the bleak economic climate.

Shipment volumes of rails for public transport progressed favourably and prices exceeded expectations.

Despite a slowdown in the United States and Europe, **demand for drawn wire remained satisfactory** during the whole of 2002 with the exception of fibres and nails.

3_2 Commercial organization

The sector markets its products through Arcelor Long Commercial, which is headquartered in Luxembourg. Formed on June 3, 2002, the company is responsible for all the sector's worldwide commercial activities for long products rolled in Europe.

Arcelor Long Commercial operates its own sales network in the following European markets: Benelux, France, Germany, Spain, Portugal, Switzerland, Austria, Italy, United Kingdom, Ireland, Denmark, Sweden, Finland, Norway and Poland. In export markets, Arcelor Long Commercial entrusts the sale of its products to the sales offices of Arcelor International, or to authorized partners.

Arcelor Long Commercial has replaced the Long Products sales organizations of founding companies Arbed and Aceralia in accordance with the « **One face to the customer** », initiative. This strategy is based on a rational organizational structure with a consistent commercial policy, an integrated IT system, a centralized order book for improved customer service, enhanced operational efficiency, greater leverage in markets, and a coherent overview of the sector's commercial activity.

The sector markets its products through Arcelor Long Commercial.



3_3 Technology and marketing

Arcelor Long Commercial's sales engineering initiatives aim to develop the use of long products in structural design. Such initiatives have demonstrated to decision-makers and public authorities in France that these products offer an optimum solution for fire resistance in parking and warehouse structures. German standards and regulations now include micro-alloyed grades as authorized structural steels for standard construction applications. Emphasis has also been put on addressing fundamental customer requirements such as environmental protection, safety, competitiveness and the materials mix used in construction. Arcelor's Long Carbon Steels and Flat Carbon Products sectors have deepened synergies in order to facilitate the combined use of hot-rolled sections and cold-formed sheet in the construction market, for example multi-layer beam structures and composite coffering for concrete slabs.

In the sheet piling segment, the AU range with an increased width of 750 mm was expanded and promotional activities continued. Marketing of the extended range of AZ sheet piling was pursued successfully. In the field of HZ/AZ combined walls, Arcelor's ProfilArbed unit remained the principal supplier for major port projects. These accomplishments contributed to the development of a competitive advantage and to the strengthening of Arcelor Long Commercial's position in the sheet piling market.



The wiredrawing business unit employs its own sales organizations for the steelcord sub-unit and for the mild steel and high carbon steel sub-units. The steelcord sales organization operates worldwide whereas mild steel has sales offices for Benelux, France, Germany and the United Kingdom. Central European sales of mild steel drawn wire are coordinated through the TrefilArbed Cheb subsidiary. Those in other countries work with agents and via the Arcelor International sales network.

"The One Face to the Customer" initiative increases efficiency.

4_ Financial data

The 7.4 percent increase in sales was due both to the consolidation of new companies and to a strong 4.2-percent increase in volumes, although average sales prices dipped 2.4 percent, particularly in Northern Europe, where they were impacted by a weaker construction sector.



Millions of euros
Pro forma unaudited

	2001	2002
Sales	3,963	4,256
EBITDA	595	613
As percentage of sales	15.0	14.4
EBIT	382	430
As percentage of sales	9.6	10.1
Workforce at end of year	17,813	17,765

5_ Strategy and Outlook

Arcelor LCS is a full-service supplier with integrated logistics, excellent coverage of Western Europe and South America, and an extensive network of sales offices and service centers in Europe. The unit will pursue its growth strategy in all its markets and aims to strengthen its position as world leader.

Margins take priority over volumes...

Current economic activity indicators give no sign of significant improvement at the outset of 2003. Market trends remain uncertain and prices of flagship products such as sheet piling and concrete reinforcing bars (Southern Europe) are likely to deteriorate while pressure on the prices of most other products will continue.

Moreover, the sector, which aims to increase its crude steel production in 2003, expects a progressive improvement in the market for steel. This will be combined, however, with a structural downturn in the price of certain products, with scrap prices expected to rise.

The Long Carbon Steels sector will continue to focus on margins over volumes. It will pursue the ongoing development of high value-added specialty products and will consolidate its leadership by seeking partnerships and cooperative ventures as well as improvements in the cost structure of standard products.

...and consolidate leadership through partnerships and cooperative ventures.



Steel combines sophisticated technology,
aesthetics, flexibility and solidity



Core Businesses

stainless

STEELS SECTOR

The Stainless Steels sector had 2002 revenues* of 4,248 million euros and employed 15,088 people worldwide.

*pro forma, unaudited

1_ Products and markets

The Stainless Steels sector encompasses the production and marketing of stainless steels and nickel alloy products. Operating on four continents with a complete range of solutions - hot- and cold-rolled coil, stainless and alloy precision-rolled and long products, heavy plate and small welded tubes - Arcelor is the world leader in the stainless steels market.

Stainless Steels offer unique corrosion-resistance, weldability, functional surfaces and structural properties, coupled with unrivalled aesthetic qualities. These benefits give them a strong position in the automobile, household appliance and construction markets. Stainless steels provide innovative solutions that contribute to the reduction of emissions of hydrocarbons and gases in exhaust systems and fuel tanks. Their bright finish, hygienic and aesthetic features make Stainless Steels a material of choice, in particular for the agribusiness and food services sectors. In construction, stainless steels are employed as structural elements not only for their strength, but also because of their elegant aesthetics enhance interior design.

Stainless steels' durability makes them an indispensable material for many applications, particularly for equipment that must withstand corrosion, as in the chemical industry, or high temperatures, as in automotive exhaust systems.

The Stainless Steels sector's **"flat products"** units - UGINE&ALZ, J&L, Acesita, Thainox and Industeel - offer a diverse product portfolio, enabling Arcelor to satisfy customer requirements in a vast range of applications, product forms and grades. Arcelor produces thin sheet in thicknesses ranging from less than 0.1 mm to 14 mm and heavy plate in thicknesses from 5 to 800 mm at Industeel. For thin sheet, the Group is renowned in specialty segments such as bright annealing, ferritic grades and ultra-wide sheet (up to 2 meters).

Arcelor also operates in the stainless steels **long products** market with sales of stainless steels and nickel alloy wire rod, bars and drawn wire, in formats suited to various applications in different industries, including transport, industrial equipment (chemical industry, agribusiness, water treatment), engineering (free-machining bars), as well as construction and interior design.

The Stainless Steels sector deploys specialized metallurgical expertise via Industeel **specialty plates**, made of stainless or alloy steels. This business manufactures products mainly for shipbuilding and industrial equipment.

Since Arcelor's acquisition of Matthey at the beginning of 2002, the **Stainless Tubes** business unit covers tubes for the automobile industry (exhaust systems in particular), and tubes employed in industry for their corrosion-resistance or their visual appeal.



Stainless steels
for elegant living

2_ Industrial performance

2_1 Production sites

In stainless steels flat products, the focus in recent years has been on accompanying customers to meet their global needs. The Arcelor group has thus asserted its presence in Europe, with UGINE&ALZ, in Asia with Thainox, and in North and South America with J&L and Acesita (with a 27.68 percent stake consolidated under the equity method in the Group's accounts).

UGINE&ALZ, the Stainless Steels sector's principal business unit, operates facilities recognized for their performance, in particular its bright annealing lines at Gueugnon (France) and Genk (Belgium) dedicated to specialty markets, a continuous integrated cold rolling line (LC2I) at Isbergues (France), and installations at Genk (Belgium) for thick or extra-wide products. In 2002, the ramp-up of the LC2I line provided capacity of about 300,000 metric tons per year. Coupled with a doubling of capacity at the Genk steelshop – representing an investment of 80 million euros – this gives UGINE&ALZ highly competitive production resources.

The Industeel business unit ranks among the major global producers of specialty plate and abrasion-resistant die and tool steels. Located in Charleroi, Industeel Belgium specializes in the production of plate, coils and decoiled plates. In France, the Creusot, Châteauneuf and Saint-Chamond plants are dedicated respectively to the production of plates, forging ingots, castings and extra-heavy plates and heads.

The Stainless Steels and Alloy Long Products (PLIA) business unit, operates a comprehensive infrastructure that spans steelshops, finishing shops and wiredrawing plants. This unit has two divisions:
- Bar and Rod Division: Ugine Savoie Imphy (France) and Bedini (Italy)
- Drawn Wire and Fastener Division: Sprint Métal (France and Germany), Techalloy (USA), TIM (Mexico) and TEVI (Italy).

Precision rolling activities are grouped within Imphy Ugine Précision, formed in 1999 through the merger of Ugine's precision stainless activities and Imphy's alloy flats business. This business unit operates three sites in France: Firminy, Imphy and Pont de Roide. The main outlets for these products are display systems (shadow masks for television sets), electronics (integrated circuit leadframes) and automotive components (engine gaskets). With its subsidiaries Hood&Co. and Rahns Specialty Metals in the United States and Imhua Special Metal in China, the unit has a broad international presence.

The Stainless Steels Tubes business unit, established in 2002, incorporates:
- La Meusienne de Construction Mécanique and its subsidiaries (Meusienne Italia, Longtain Inox and SSM), which are active in the ornamental and corrosion-resistance markets;
- Matthey and its subsidiaries in Switzerland, France, Great Britain and the United States, which are active principally in the auto exhaust systems market.

2_1_1 Production resources

	Blast furnaces	Electric arc furnaces	Converters	Continuous casters	Hot rolling mills	Cold rolling mills	Treatment lines
UGINE&ALZ		6	5	3		10	13 including 1 integrated line
J & L		2	1	1		3	5 including 1 integrated line
Thainox						2	3
Industeel		3	2	1	3		Pickling and heat treatment lines
IUP		1	1	1		7	8
PLIA		2	1	1	2		Drawing lines and wiredrawing plants
Stainless Steels Tubes							Welding lines
Acesita*	2	2	4 (AOD,VOD,LD)	2	1	4	7

(*) Company consolidated using the equity method

2_1_2 Significant investments brought on stream in 2002

In stainless steels flat products, work carried out at the UGINE&ALZ Genk (Belgium) steelmaking plant and brought on stream in September 2002 has increased annual capacity from 600,000 to 1.1 million metric tons. Ramping up of production is continuing at a satisfactory rate.
The work consisted of the construction of a new raw materials stockyard and a new electric furnace. The MRP vessel was converted to an AOD vessel and the continuous caster was modernized.

At the Gueugnon (France) plant, the commissioning of a new pickling process (UGINE&ALZ patent) has led to improved surface quality for the production of bright-annealed products.

In special plates, a heat treatment furnace was brought on stream at Châteauneuf (France).
For stainless tubes, a slitter and a laser welding head were installed at Ancerville (France).
In stainless steel long products, a bar finishing and in-line inspection facility has been brought on stream.
In Brazil, the No. 2 blast furnace rebuild, the conversion of the LD steelshop to an AOD, the increase in the power of the electric furnaces and the increased weight of coils going through the Steckel mill, enable Acesita to produce a greater quantity of stainless steels at lower cost for the domestic and export markets, while retaining its flexibility between production lines.



2_2 R&D, partnerships and cooperative ventures

Arcelor is actively developing new uses of stainless steels.



Steel solutions with a bright future

New steels are being developed for engineering applications, in particular the automotive industry. Development of stainless structures is advancing for both light vehicles and trucks and possibly railroad rolling stock. The superior mechanical properties of stainless steels offer exceptional safety performance and also allow reduced thickness. This in turn enables the production of lightweight structures, leading to the reduction of CO_2 emissions, and makes steel a key progress driver in attaining the objectives of the Kyoto protocol.

There are also numerous **new applications** in other markets, such as the food industry, process industries, installations employing thermal facilities and freight transport. For example, the development of ferritic stainless ribbed tubes for evaporators in the sugar industry allowed significant energy savings to be achieved. Also employed in pollution control installations such as fume scrubbers in thermal power stations, stainless steels contribute to reductions in acid rain.

Furthermore, the **heat science field** is undergoing a sea change, as shown by the example of domestic heating, with a strong increase in ferritic stainless steels in condensing boilers and hot water cylinders. The energy industry, and in particular the renewable energy sector, has also chosen stainless steels with the development of duplex grades (combined austenitic and ferritic quality with high corrosion-resistance) for wind turbines, or the development of stainless steels employed in the manufacture of solar panels.

In the **agribusiness sector**, following extensive research into surface finishes, stainless steels are increasingly successful in satisfying cleaning and disinfection requirements. These same considerations are also important to major manufacturers of household appliances, in conjunction with the unique aesthetics of stainless steels. The aesthetic benefits of steel are continually enhanced thanks to Arcelor research initiatives, including new surfaces, new designs and easier maintenance.

New markets are opening up in the transport and treatment of drinking and waste water. In the small household appliance sector, Arcelor is developing innovative solutions for kitchen utensils with ferritic grades, or Triplam, which is compatible with induction heating. In 2002, Imphy Ugine Précision was awarded the Siemens Innovation Challenge Trophy First Prize in recognition of the development of magnetic alloys for induction cooking, which enable self-regulation of the food cooking temperature for healthier cooking coupled with energy savings.

The mechanical properties of stainless steels guarantee exceptional safety performance.

Finally, for freight transport by sea, rail or highway, stainless steels boast fatigue-resistance, excellent shock absorption, fire-resistance and corrosion-resistance, promising future development perspectives. For example, in maritime transport the use of stainless steels in the construction of double-hulled vessels – stainless steels internal tanks for chemical tankers or alloy tanks for gas carriers – meets increasingly demanding safety requirements.

In the construction market, stainless steels now enable the design of sleek aerial structures thanks to the exceptional mechanical properties. Recent projects that illustrate this progress include the York 2000 solid stainless steel bridge and the Dublin "Spire".

In partnership with other manufacturers, the Stainless Steels sector is conducting three major research projects designed to improve the performance of its production facilities:

- **Eurostrip:** a partnership between Arcelor, ThyssenKrupp and Voest Alpine for the development of thin strip continuous casting, has demonstrated the feasibility of the technology;
- **Ultra-fast continuous annealing:** the partnership between Arcelor, Celes (induction furnace manufacturer, a subsidiary of Fives Cail Babcock) and EDF (French electricity utility), has enabled the development of a transverse flux induction ultra-fast continuous annealing technology. An industrial prototype has been tested and the installation of this technology on a UGINE&ALZ bright annealing production line in the Gueugnon plant is now under study;
- In the context of the **alliance with Nippon Steel Corporation,** the pooling of the two groups' research resources has proven very productive, in particular for products for the automotive industry and in advanced environmental solutions.

2_3 Shipments*

Thousands of metric tons	2001	2002
Stainless steels flat products	1,738	1,742
IUP	55	48
PLIA	216	217
Stainless Steels Tubes	26	82

(*) excluding transfers between business units

Industeel also shipped 303,000 metric tons of carbon steels during 2002.

In 2002, Acesita shipped 95,000 metric tons of hot-rolled stainless, 210,000 metric tons of cold-rolled stainless and 142,000 metric tons of electrical steels, plus carbon steel and bar output, for which production was terminated in July 2002 due to a lack of competitiveness.

2_4 Environmental impact of production activities

The Stainless Steels sector has implemented an Environmental Management System. All plants are engaged in an ISO 14001 certification process.

Three of the PLIA business unit's plants were certified in 2002:
Ugine (France), Brionne (France) and Baltimore (U.S.). Fifteen Stainless Steels sector plants have been certified to date, with the target of certification by end 2003 for the others.

Improvement and Development Plans initiated at certain large plants for water and waste, were either implemented or continued. This resulted in a reduction in water consumption of two million cubic meters and improved the characterization of waste for more efficient recovery and use.

Major investments were made to reduce air emissions. Dust extraction was a particular focus at Isbergues as well as in Genk, as part of the doubling of the steelshop capacity.

Significant progress has been made in reducing water consumption, particularly at the Ugine plant (PLIA) and the Isbergues plant (UGINE&ALZ) where a 21-percent reduction in nitrate discharge was achieved.

The program to improve slag utilization continued. Local impact studies of highway construction using slag are in progress at Isbergues and L'Ardoise (UGINE&ALZ). Processing and recovery contracts have been renewed at Genk (UGINE&ALZ) and Imphy (IUP).

The processing of used pickling bath solution at UGINE&ALZ Isbergues has been completely restructured, reducing waste from this source by more than 50 percent.

Work to restore two landfill sites has been initiated at L'Ardoise (UGINE&ALZ) and Isbergues (UGINE&ALZ).

All production facilities are engaged in an ISO 14001 certification process.

3_ Commercial performance

3_1 Sales and markets

Stainless steels flat products

Arcelor is the world leader in stainless steels flat products, particularly in the sales of cold-rolled products (UGINE&ALZ, Acesita, J&L, Thainox). This includes extra thin and precision rolled products (IUP), hot-rolled products including heavy quarto plate (Industeel), welded tubes and semis (Meusienne and Matthey).

Breakdown of sales by geographic region
(including Acesita and Industeel Stainless)


Nafta 20%
Asia 10%
South America 8%
Other 4%
58% Europe

Arcelor has approximately 17 percent of the global market for stainless steels flat products. Proven expertise and highly efficient production resources give Arcelor a competitive advantage in markets with demanding technical requirements, such as bright annealing, ferritic grades and wide plate. Product quality and the positive relations anchored in partnerships with major customers, particularly in the automotive and household appliance markets, contribute to strenghtening Arcelor's leadership.

In the plate business, Arcelor Industeel addresses fluctuations in user markets, the majority of which are now situated outside Europe.

Cold-rolled flat products account for 72 percent of product sales for the stainless flats business. Consumption of stainless steels flat products is increasing by 5 percent to 7 percent per year. stainless steels flat product markets centre on consumer durables such as the automotive sector, or capital goods, in particular in agribusiness, pharmaceuticals and food services.

Growth in consumption of flat stainless products varies according to the degree of industrialization and the habits of consumers in each region. The growth rate is also impacted by the degree to which stainless applications have been developed as a substitute for other materials and in particular other steel solutions. While the usage value of stainless steels is constantly increasing for customers, competitive market pressures have resulted in declining prices for steelmakers.

Stainless steels flat products markets

Automotive

The past ten years have seen robust growth in the use of stainless steels in the automotive industry. Stainless steels can withstand very high temperatures, making it particularly well-suited to exhaust systems. Stainless steels exhaust pipes, aluminized or non-aluminized, now represent significant markets, in excess of 100,000 metric tons in Europe.

The use of stainless steels extends to the exhaust manifold to replace cast iron, and covers increasing numbers of safety critical components (air bags, fuel injection, etc.).

Arcelor works with all the major equipment manufacturers and automakers in many regions of the world.

In this segment, the global alliance with Nippon Steel comprises a technical cooperation on "exhaust" products.

Stainless steels help enhance vehicle safety while reducing weight.

Household appliances

Household appliances are a traditional market for stainless steels, spanning both large and smaller products, from dishwashers and washing machines, to toasters, food processors, and cooking utensils.

The household goods market shows only weak growth in Europe. It is dominated by a handful of major international groups in the large appliance sector, with a fragmented customer base in the small appliance sector.
Thanks to its superior product quality, R&D, and technical support, Arcelor has established partnerships with virtually all the players in the household appliances sector worldwide within the scope of annual or multi-year contracts.

General Industry

The creation of Arcelor made UGINE&ALZ a leading player in the general industry segment, the largest market in terms of volume.

In addition to cold-rolled commodity products, UGINE&ALZ offers specialty products, in particular very wide products (2 meters in width) and products with a bright-annealed finish or a special finish for the food industry. In 2002, sales to the general industry sector posted a 9-percent rise.

In hot-rolled products, Arcelor offers a complete range with heavy plates from Arcelor Industeel and Acesita, as well as coils from UGINE&ALZ, J&L and Acesita.

Construction

Stainless steels meet architects' design requirements for both exterior and interior fittings with a wide range of products. In particular, Arcelor is active in the roofing and cladding markets. Stainless steels are increasingly employed inside homes and in the urban environment for a wide variety of products, including fascias, sunbreakers, sections, cladding, elevators, escalators, bus shelters, etc. The ventilation duct market, which imposes stringent health standards, is experiencing strong growth.

Markets for Stainless steels long products

Stainless steels long products are used principally in the transport industry, chemicals industry, agribusiness, water treatment and mechanical engineering.

PLIA is the number one European producer and number two worldwide, with a leading position in terms of quality, technological sophistication and customer service. The majority of its sales are in Western Europe, but PLIA also has a strong presence in the U.S., through its service centers and wiredrawing plants. This position reflects the business's competitive advantages in customer service (technical support, delivery lead times) and new product development. PLIA has increased its penetration of segments such as engineering, through the development of a new generation of improved machinability of stainless steels (UGIMA), and in automotive applications (engines, common rail, exhaust systems) thanks to new products featuring very high corrosion-resistance.

Nickel alloys

In alloys with a high nickel content (25 to 80 percent), Arcelor is active in the markets for precision-rolled products (flat and thin products, IUP), as well as in rod and drawn wire (PLIA).

Precision-rolled alloys are employed for their physical properties (controlled expansion and/or magnetic properties), in particular in the production of cathode-ray tubes and the electronics industry. These two applications represent more than 60 percent of the business's worldwide markets. With Invar (an alloy with a very low coefficient of expansion), IUP services the cryogenics sector (e.g. tanks for gas carriers).


Cryogenics 7%
37% Cathode-ray tubes
19% Bimetallic strips and special plates
12% Electrical engineering
25% Electronics

Alloy long products are used primarily for their electrical properties (resistance) and their ability to withstand highly corrosive environments, when the properties of stainless steels grades are no longer sufficient.


9% Spark plugs
9% Electronics
2% Drawing
15% Weaving, springs
29% Resistances
17% Fasteners
19% Welding



Stainless steels are corrosion-resistant and offer remarkable technical properties, plus elegant aesthetics, making them a material of choice for the automotive, household appliances and construction industries.



Stainless steels mean sleek designs,
practical performance and reliability

3_2 Commercial network

The Stainless Steels sector's Sales and Marketing Coordination department ensures consistent commercial policies and coordinates the business units' development in export markets, while maintaining a focus on optimizing overall margins. It supports and amplifies the actions of "Global Key Account Managers", in particular serving the household appliance and automotive industries.

In Europe, the merger of the Ugine and ALZ sales networks is complete. UGINE&ALZ has integrated service centres in Germany, Belgium, Spain, France, Italy, Luxembourg and Poland and sales offices in all European countries.

For exports, Arcelor Stainless International markets the flat products of all business units outside their respective domestic markets. In 2002, a new service centre opened in Vietnam in partnership with a local company and several sales offices have been established in other countries.

Arcelor Stainless International currently has a presence in forty countries, with service centres in Australia, China, the United States, Turkey and Vietnam.

Industeel has a worldwide network of sales offices and also enjoys the extensive support of the Arcelor Stainless International network.

In Stainless Steels long products, PUA draws on an extensive integrated distribution network – six European subsidiaries, one American subsidiary – extended by a worldwide network of agents and partners. In alloys, IUP's commercial organization is tailored to the challenges of what is now a global market. It enjoys a strong presence and partnerships in Asia, where an increasing proportion of user markets is concentrated.



4_ Financial data



The reflexion
of know-how

Revenues were stable in 2002, totalling 4,248 million euros, against 4,240 million euros in 2001. EBITDA was 200 million euros, showing a strong improvement compared with 2001, when this business had negative EBITDA of 53 million euros.
This progress is essentially attributable to efficiency gains and synergies, as volumes shipped increased by 1.3 percent. EBIT was positive at 45 million euros, compared with a negative EBIT of 648 million euros in 2001, due mainly to non-recurring exceptional items (asset depreciation).

Millions of euros Pro forma unaudited	2001	2002
Sales	4,240	4,248
EBITDA	**(53)**	**200**
As percentage of sales	(1.3)	4.7
EBIT	**(648)**	**45**
As percentage of sales	(15.3)	1.1
Workforce at end of year	15,528	15,063

5_ Strategy and outlook

Expertise in high-tech markets

The overall profitability of Arcelor's Stainless Steels and Alloys business is insufficient, and the sector therefore intends to make structural changes in each of its business units in order to rectify this situation. This may entail partnerships and/or the restructuring of the production organization.

The strategy of the business units in this sector is based on a stainless steels flat products market that is growing at an annual rate of 5 to 7 percent. However, this high value-added material is exposed to increasingly stiff competitive pressures due to the introduction of new production standards in the world market, with steelshops whose production capacity reaches one million metric tons. This is combined with the continuing erosion of margins on materials by 3 to 4 percent per year (price excluding basket of materials).

Cost-competitiveness is essential in what has become a commodity market. The sector's business units have therefore initiated performance improvement programs to bolster their competitiveness and quality of service.

This is strategically important for UGINE&ALZ, given its strong position in the Stainless steels sector. The objective is to maximize the synergies and specialized expertise resulting from the merger in early 2002.

Cost efficiency efforts are being accompanied by enhanced quality of service, centring on product quality and lead times. The top priority for 2003 is boosting the competitiveness of the UGINE&ALZ network of distribution and service centres.

The alloys segment comprises, Imphy Ugine Précision (IUP) for flat products and the stainless steels and Alloy Long Products (PLIA) unit for long products. Both benefit from recognized technological expertise and from the performance of their production facilities, including the Firminy wide rolling mill and the Imphy rod mill. A return to sustained growth is the priority objective of Arcelor's alloy businesses. Markets for alloys are more global than those for stainless steels, with the strongest growth concentrated in Asia. This has led IUP to expand its commercial presence, including partnerships when this proves the most effective channel, while continually pursuing excellence in terms of both service and cost.

In the plates segment, Arcelor Industeel is adjusting its industrial and commercial positioning in an uncertain economic climate to return to a satisfactory level of financial performance, following another difficult year in 2002.

Tubes represent a significant market for producers of stainless steels flat products. However the size of facilities constitutes a decisive factor for tubemakers. Arcelor is therefore taking the necessary measures to attain critical mass.



Core Businesses

Distribution Transformation Trading
SECTOR

The Distribution-Transformation-Trading sector recorded revenues* of [illegible] and had 18,956 employees worldwide.

***pro forma, unaudited**

1_Products and Markets

The Distribution-Transformation-Trading sector (DTT) is one of Arcelor's core activities, providing essential links between steel user industries and steel production facilities.
This sector counts a significant number of locations worldwide and a complete portfolio of steel products and solutions, with processing facilities located near customers' operations.

The Distribution-Transformation-Trading sector handles processing, finishing and distribution of steel made by the Arcelor group or purchased from third parties. It works for a variety of customer industries, including automotive, construction, household appliances, public works, civil engineering and general industry. This business unit also has an international sales network and steel trading operations.

The unit is a partner of choice for customers in the construction, public works and civil engineering industries through the production and marketing of tubes, panels and sections for construction, as well as the distribution of beams and merchant bars.

The processing facilities, Steel Service Centres (SSC), trading offices and steel sales offices that make up the Distribution-Transformation-Trading sector provide thousands of user-customers with direct access to the Group's steel products and are instrumental in developing a complete portfolio of steel solutions.

Steel Service Centres perform finishing of flat carbon steels products. For customers this means fast, flexible access to products in sizes and shapes matching their needs.

Steel trading, including warehousing, is a fundamental link between steel producers and end users - whose operations are often of modest size - ensuring immediate availability of the entire range, coupled with light finishing work.

The products are used by the automotive and household appliances industries (panels for appliances, ovens, hoods and more), construction (doors and windows, garage doors, etc.), rolling stock (locomotives, handling trucks, cranes, etc.), and general industry (radiators, maintenance, locks, metalworking, etc.).

Distribution-Transformation-Trading also provides the construction industry with building shell elements (cladding panels, structural elements, floors, roofing), subframes and frames (beams and welded tubes), in particular for industrial and agricultural buildings, as well as warehouses and office buildings. Steel, which can also be combined with other materials, provides an ideal solution for the demanding specifications of this market thanks to its substantial mechanical strength and excellent performance in terms of durability, fire resistance, ability to withstand seismic shocks, and thermal and acoustic insulation properties.



In addition, this sector provides steel solutions for civil engineering, public works and offshore construction projects around the world. To meet the needs of each project, solutions can include design and technical assistance in addition to shipping and just-in-time delivery of specialized equipment or accessories to worksites.

Arcelor is also a leader in steel tubes. It produces and markets round, square and rectangular tubes for the automotive sector, metal construction, building finishings, mechanical construction, furniture, toys, infant care or pipes for fluid transport.



Steel is a force in myriad projects, adding everything from prestige to discreet utilitarian quality

2_ Industrial performance

2_1 Production sites

Most of the Distribution-Transformation-Trading production sites are located in Europe, with a strong presence in Germany, Belgium, Spain, France, the United Kingdom and Italy. This coverage is expanding in Central and Eastern Europe.

Production resources include high-performance equipment located near customer sites, including slitting tools, strip and blank lines, laser and plasma cutting machines, oxy-cutting, etc.

The sector uses heavy production tooling as well, such as reversible four-rolling mills, galvanizing lines, electro-galvanizing lines, organic coating lines, annealing facilities and tube lines.

In the United States this sector's production centres on Skyline, a specialist in steel foundation products (sheet piling and tubes). Skyline has five production sites that make welded tubes and pipes for foundations and cold rolled structural sheet piling, as well as five J&F steel service centres.



Steel meets
every requirement

2_2 Investments brought on stream in 2002

The offering available from Steel Service Centres further expanded with the commissioning of a coil skinplate line at Disteel Cold in Sclessin (near Liège in Belgium) and a new blank cutting line with pivotal shearing of trapezoidal blanks at Cisadécoupe (PUM Reims, in France). U2S (Usinor Stal Service) was inaugurated at Bytom, Poland on October 24, 2002. The facility will begin operating a multiblank line in mid-2003.

Two new distribution centres were opened in Central Europe, one in Poland, the other in the Czech Republic.

A new production line was inaugurated for precision tubes, mainly for the auto industry, and a new quality lab was opened. Two production lines in France and Belgium were upgraded and a new laser cutting facility is scheduled to come on stream in October 2003 at the Tube Service Centre (TSC) in Yutz, France.



At the end of last year J&F began operating a multiple slitting line at Burns Harbor, Indiana in the United States.

In the construction market, the capacity of the Contrisson mill in France was increased to 30 metric tons/coil, and downstream processing facilities for the panels line at Aspersa in Spain were modernized. Investments were also made to allow the use of a new expansion gas on production lines for polyurethane foam panels in order to limit harmful effects on the ozone layer.

2_3 Research and Development, partnerships and cooperative ventures

The Arcelor group pursued several partnerships aimed at developing the use of steel in the building industry. A production unit was set up at Fleurus, Belgium in collaboration with Saint-Gobain to make steel panels with a mineral wool core. In Brazil, Arcelor subsidiary Haironville has formed a strategic alliance with Tekno of Brazil. Their joint venture Perville will develop steel sections and specialized solutions for metal roofing and facades. In Tunisia, a joint venture between Arcelor Construction and Poulina was formed to produce polyurethane foam panels.

Steels for a variety of projects

In the tube sector, a new Tube Service centre, Scala TSC, was set up in Italy by Alessio Tubi in partnership with Italy's 13 largest trading companies. Also in 2002, joint initiatives with automakers led to the development of steel tubes for hydro-forming.



In partnership with SEMAT, a company that makes waste collection and street cleaning equipment, Arcelor subsidiary Guillot in La Rochelle, France, developed facilities for the finishing and assembly of parts used to build street cleaning vehicles.

3_ Commercial performance

3_1 Sales

More than simply products, the Distribution-Transformation-Trading sector offers full-fledged steel solutions. Nearly 80 percent of the steel purchased from upstream units is processed or finished before being sold.

3_2 Markets

The Distribution-Transformation-Trading sector serves regional markets characterized by competition from other materials, particularly in the construction industry. To address this competition, Distribution-Transformation-Trading proposes an exhaustive portfolio of products that offer high technical added value via an extensive network of sites close to customers' needs. The Group can legitimately claim European leadership in this field.

In the construction market Arcelor is number one in Europe in the sale of structurals and panels for both new and existing buildings.

3_3 Sales network

The Distribution-Transformation-Trading sales network comprises a large number of finishing and warehousing facilities that supply products directly to customers. These facilities are conveniently located for easy local access, providing a dense coverage of Europe.

The sales network serving the construction industry boasts an extensive international presence with 48 companies in 21 countries.

The different commercial brands marketed by Arcelor Construction meet specific customer needs in individual markets, such as building shells and frameworks, or agricultural facilities.

In the tubes market, Distribution-Transformation-Trading has created an organization to serve major customer segments, including the automotive and construction industries, as well as radiator and furniture manufacturers, with commercial offices in Europe, the United States and Asia.

Arcelor International's Trading activities cover three main geographic markets, with offices in individual countries. The regional headquarters in Luxembourg and a subsidiary in Antwerp (Belgium) cover Eastern Europe, Africa, the Middle East, Southern Asia and South America. The regional headquarters in New York cover Canada, the United States, Mexico, Central America and the Caribbean. The regional head quarters, in Singapore, cover all markets in Eastern Asia and Oceania.



4_ Financial data



Sales declined 1 percent in comparison with 2001, reflecting a decline in volumes shipped. EBITDA was 319 million euros in 2002, up from 292 million euros in 2001, directly attributable to 2002 price increases, coupled with substantial efficiency gains.

Millions of euros Pro forma unaudited	2001	2002
Sales	9,541	9,444
EBITDA	292	319
As percentage of sales	3.1	3.4
EBIT	174	209
As percentage of sales	1.8	2.2
Workforce at end of year	19,527	18,956

More than products,
this sector offers complete
steel solutions.

5_ Strategy and outlook

In addition to making Arcelor products easily available from local sources to customers around the world, the Distribution-Transformation-Trading sector provides pivotal support for the Group's relations with major international customers through its vast network of Steel Service Centres.
The sector also nurtures long-term local partnerships with strategic customers, guaranteeing product volumes and business flows and strengthening the Group's production activities. Strategic initiatives include the creation of new Steel Service Centres and trading warehouses, particularly in Central and Eastern Europe, coupled with a strengthening of current positions.

To optimize investments and adapt its organization to changing markets, the Distribution-Transformation-Trading sector seeks to unlock horizontal synergies. It seizes all opportunities to cut costs, increase margins and develop downstream added value. The sector also explores opportunities for external growth.

The distribution policy has always been centred on local relationships with customers. At the same time there is a growing emphasis on creating greater added value by either identifying market niches for high-added value products or by forging partnerships with customers. The marketing of steel solutions covers a complete range of services and can even include the deployment of production processes, such as folding, welding, assembly, shaping, or protection.

The organization of the Distribution-Transformation-Trading sector has been adjusted to strengthen the focus on specific activities. A unit specialized in the use of non-premium grades has been created, for instance to optimize the processing rate for these products within the Group.

Another unit, "Project Services", now brings together activities linked to the supply of foundation products for major public works and infrastructure projects or offshore platforms. This team supports customer project teams with technical assistance and design expertise from Skyline (North and Central America), Arbed Damwand (Benelux) and Dikema Top (international offshore platform projects).

Steel Service Centres for automotive industry customers have been integrated within the network of general industry service centres. This optimizes deployment of Group assets and better addresses customer requirements, particularly in regions where separate teams are not needed.

Paul Wurth

The Paul Wurth group, founded in 1870, is an internationally recognized leader in engineering and equipment for the iron, steel and non-ferrous industries. The company is also specialized in the management of large-scale civil engineering and industrial projects. In recent years it has developed new environmental protection technologies for industrial applications.
Based in Luxembourg, where its mechanical engineering shops are located, Paul Wurth has subsidiaries and branch offices in Belgium, Germany, Spain, the Czech Republic, India, China, South Korea, Taiwan, Brazil, Chile, Mexico, South Africa and North America. The company also has a network of licensees and agents covering all continents. At the beginning of 2003, Paul Wurth had 759 employees, of whom 200 work at international subsidiaries.

Paul Wurth contributed 122.6 million euros to Arcelor group's consolidated revenues in 2002.

A highlight of 2002 was the construction of the first industrial installation using the Primus® technology developed by Paul Wurth in collaboration with ProfilArbed. This process allows to recycle and reuse steelmaking by-products and rolling mill sludge, as well as the production of pig iron from iron ore. After three months of testing the process for production of pig iron in early 2003, the pilot facility will begin recycling electric arc furnace dust from steelmaking activities in Luxembourg.

In blast furnace engineering, Paul Wurth completed the renovation of a blast furnace in India and won numerous contracts for specialized equipment in China. In the tapping equipment and taphole drill segment, the company combined its tapping measuring technology (TMT) activities with those of German firm Dango & Dienenthal Maschinenbau, which has engineering offices in Luxembourg and Germany. A new subsidiary was also launched in Spain to expand Paul Wurth's presence in the region.

In the non-ferrous metals sector, Paul Wurth won a first significant contact in Chile in the field of hydrometallurgy.

Financial results for the year were contrasted. Despite an increase in recurrent operating earnings, Paul Wurth ended the year with a net loss due to provisions at its U.S. subsidiary resulting from litigation regarding one project.

In 2003 Paul Wurth aims to consolidate its position as the world's leading manufacturer of blast furnaces by further improving its products and customer service. In the non-ferrous metals sector, the company will expand its activities thanks to a broader range of pyro-metallurgy and hydrometallurgy products, and by expanding positions in major markets such as Chile.

The marketing of Primus® technology is expected to begin during the second half of 2003. This will cover use of the Primus® process as a recycling furnace for steelmaking by-products, as well as using Primus® as a "mini" blast-furnace.

Circuit Foil

Circuit Foil produces extra-thin copper foil (3 to 210 microns) used to manufacture printed circuit boards.
Circuit Foil is the leader in this market in Europe and one of the top players worldwide, with three production units, two in Luxembourg and one in Canada. Circuit Foil has 420 employees worldwide.
The company is also developing products and technologies related to its core expertise to explore other growth paths. In 2002 Circuit Foil developed a process for the production of metal foams (copper, nickel, etc.) used in new-generation rechargeable batteries.

In early December 2002, Circuit Foil Luxembourg was awarded the First Prize for Innovation by FEDIL, the Luxembourg industry federation, for its "copper foam" project. Copper foam is a tridimensional, open pore structure. It is used for instance to make charge collectors for rechargeable batteries, enabling better resistance to very high electrical currents.

Circuit Foil experienced a difficult financial year in 2002. The crisis that has hit the electronics industry since 2001 worsened, and production capacities were substantially higher than demand. Both volumes and prices continued to drop, requiring a shutdown of production.
Revenues plunged 37 percent to 42 million euros. Despite a certain degree of prize stabilization, 2003 is expected to be another difficult year.

The Arcelor group's "Other Activities" segment represented sales of [illegible] in 2002 with a workforce of [illegible] people worldwide.

'pro forma, unaudited

IEE

Arcelor group has a significant relationship with IEE (International Electronics & Engineering), which is specialized in the design and production of sensor systems, primarily for the automotive industry. It is a supplier of systems detecting passengers and child seats (including orientation), for car occupant classification, anti-trap protection and fasten seat-belt reminders. IEE's customers include major automakers in Europe, Asia and the United States. In 2002 more than 3.9 million vehicles were equipped with IEE sensor systems. IEE is also involved in advanced development projects such as a 3D in-car cameras and electro-luminescent backlighting.

IEE has two plants in Luxembourg and a development centre in the United States. A second centre is being set up in Seoul, South Korea.

With 679 employees, IEE had 2002 revenues of 67 million euros. The company's products gained significant penetration in the automotive market in 2002 thanks to major business wins in Europe, Asia and North America. Ongoing improvements in industrial productivity, which underpin the Group's long-term success, spurred a 90-percent jump in consolidated EBITDA to 2.6 million euros.



sustainable development





Arcelor has defined 8 priorities to guide the Group's commitment to sustainable development:

1. Ambition to profitably grow by producing and selling steel and steel related products.
2. Commitment in favor of the environment and the saving of scarce resources.
3. Risk Management and safety control, including products safety and health.
4. Open dialogue with all stakeholders.
5. Development of competences around common values of quality and efficiency.
6. Innovation to create value and support sustainable development.
7. Corporate Governance.
8. Responsible citizenship.

> *Every member of the Arcelor group is proactively committed to sustainable development. The ambitious programs rolled out since the Group's creation are aimed at delivering measurable results over the long term for all of our partners.*

Patrick du Bois,
Executive Vice President, Sustainable Development

This is Arcelor's first Sustainable Development report, marking the continuation of initiatives previously implemented by the Arcelor group's founding companies with the aim of making economic, social and environmental issues an integral part of the decision-making and action process. The data in this report relates to fiscal 2002, and encompasses the entire Arcelor group.

Arcelor's aim in this report is to document the progress of its different sustainable development initiatives with complete transparency, and describe the key objectives defined in the Group's sustainable development strategy, drawn up in 2002. The Group is committed to deploying and continuously evaluating sustainable development initiatives over the long term.

Already the world's biggest steelmaker, with 104,241 employees worldwide (at December 31, 2002), Arcelor aspires to recognition as the industry benchmark, and to exhibit exemplary corporate citizenship in its relations with all stakeholders æ employees, customers, shareholders, local populations in its areas where the Group operates, suppliers, subcontractors, public authorities, and others. The three-pronged "People, Planet, Profit" concept crystallizes Arcelor's commitment to establishing genuine partnerships with all stakeholders around eight main areas of focus. The key drivers of sustainable development at Arcelor are therefore the "Four P's" – People, Planet, Profit and Partners.


Shareholders
Financial Institutions
Employees
PROFIT
Customers and suppliers
Arcelor
PARTNERS
PEOPLE
PLANET
Neighbours/ Residents
Communities/NGOs

Organization

Sustainable development is the responsibility of employees at all levels within the Arcelor group. Administrative staff, line staff, supervisors and managers all have a role to play in driving the achievement of corporate economic, social and environmental objectives. Arcelor is open to suggestions from all of its employees, and is committed to providing tools to enable identifying, promoting and applying best practices.

Sustainable development issues are coordinated by a Steering Committee (the Arcelor Executive Committee) and handled on a day-to-day basis by the Sustainable Development Department, working in close cooperation with functions right across the organization (including Finance, Investor Relations, Synergies, Environment , Health & Safety , Human Resources, Research & Innovation and Communications).

Arcelor is equally committed to demonstrating its capability to contribute to international discussion and research into sustainable development through its involvement in various industry working groups, such as the International Iron and Steel Institute (IISI), Eurofer, and other bodies. The Group is set to make further commitments during 2003.

Implementation of sustainable development strategy

Key challenges currently facing the steel industry include reducing pollutant emissions (among them greenhouse gases), recovery and recycling of by-products, and increasing recycling rates. Meeting such challenges necessitates adapting, enhancing or replacing production processes for cast iron and steel. Production costs have to be reduced, while at the same time continuing to deliver innovation by taking new products to a market faced with a 2-percent year-on-year structural decrease in mean crude steel prices. In addition, the Group must handle intelligently the conversion of its old industrial sites concerned by the upgrading and concentration of the production facilities at increasingly integrated sites. The need to anticipate these challenges and develop appropriate responses lies at the heart of Arcelor's sustainable development strategy.

Arcelor has defined eight key principles that underpin its sustainable development strategy:

1 - Ambition to profitably grow by producing and selling steel and steel related products
2 - Commitment in favor of the environment and the saving of scarce resources
3 - Risk Management and safety control, including products safety and health.
4 - Open dialogue with all stakeholders.
5 - Development of competences around common values of quality and efficiency.
6 - Innovation to create value and support sustainable development.
7 - Corporate Governance.
8 - Responsible citizenship.

A set of clear objectives has been defined to guide implementation of each of these principles. Progress in meeting these objectives is tracked using performance indicators.

Measuring progress

Performance indicators used to measure progress against the eight sustainable development principles are applied throughout the Group. Further indicators will be added in the years ahead. The current indicators are the result of considerable effort devoted to harmonization and rollout of performance assessment tools within different Group entities.

Steel can be recycled forever, helping preserve the planet and contributing to sustainable development.



AMBITION TO PROFITABLY GROW BY PRODUCING AND SELLING STEEL AND STEEL RELATED PRODUCTS

> *"Integrating economic and financial objectives into the sustainable development program underscores the belief of Arcelor general management that the Group can only develop sustainably if sufficient profitability is assured."*

Michel Wurth,
Senior Executive Vice President Finance,
Management by Objectives

Profitability is fundamental to all Arcelor progress initiatives.

Economic performance, one of the three pillars of sustainable development strategy, governs the sustainability of the Group itself.

Profitability and return on investment are key to all of Arcelor's areas of focus for improvement, enabling the Group to grow profitably while unlocking high-value synergies in a number of areas. This financial efficiency is needed to consolidate and improve performance in an industry in which markets have become globalized, and in order to contribute actively to sustainable development objectives.



Objectives

- **Average pre-tax return on capital employed (RCE) of 15 percent over the cycle**
    - Structural improvement of profitability
    - Strict control of investment
    - Reduction of working capital requirement
- **Debt reduction**
    - Gearing below 50 percent on average over the cycle
- **Achieve ambitious gains from synergies**
    - 300 € million/year at end 2003
    - 700 € million/year at end 2006

Key performance indicators (KPI)	Pro forma 2001	2002
Gearing (percent)	73.8	74.4
Synergies (€million/year)	-	190.0



COMMITMENT IN FAVOR OF THE ENVIRONMENT AND THE SAVING OF SCARCE RESOURCES

> *Steel offers unrivaled capacity for recycling. However, production of steel from iron ore raises a number of environmental challenges, which Arcelor is committed to meeting at all of its facilities*

Karl Buttiens,
Senior Vice President Environment

Environmental **Policy**

[illegible]

1. Sustainable development: providing a long term balance between the environment, the economy and social well being.

2. Continuous improvement in environmental performance, including a [illegible] for the surroundings and a maximum prevention of [illegible] disturbances.

3. Development, improvement and application of production methods whose environmental impact is as low as is reasonably possible.

4. Development and manufacturing of products which focus on environmental performance during their use and subsequent recycling, in close collaboration with customers and suppliers.

5. [illegible]

6. [illegible]

7. [illegible]

8. [illegible]

Objectives

- Compliance with all legal and regulatory requirements
- ISO 14001 certification for all production facilities by end 2004
- Significant contribution to reduction of greenhouse gases (CO_2 etc.)
- Reduction of pollutant emissions and environmental nuisances (water, dust, SO_2, NOx, etc.)
- Reduction of water consumption/raw material extraction (ore etc.) and improvement of energy efficiency
- Promoting and encouraging recycling wherever possible



Organization and actions in progress

Arcelor's strategic choices concerning environmental issues are guided by Group Environmental Policy, established in 2002, which incorporates eight fundamental principles. General environmental policy as well as key options are discussed by Arcelor General Management within the Environmental Steering Committee, and coordinated by the Corporate Environment Department.

Deployment of Environmental Management System

Group management has committed to having all production, conversion and distribution facilities certified to ISO 14001 by the end of 2004. Certification for the carbon steels and stainless steels sectors is set for completion by the end of 2003. All integrated facilities had obtained certification by the end of 2002.

Improved identification of emissions

Better identification of emissions from the Group's facilities through internal benchmarking and exchange of best practice can help drive improvements in environmental performance.
A monitoring program has been adopted for rollout across the Group during 2003 which specifies pollutants considered significant at Group level, as well as minimum requirements for monitoring frequency. A specific list of pollutants is applied to each type of facility on the basis of potential environmental impact.

Combating climate change

The implementation of the Kyoto Protocol could have a considerable impact on the steel industry, given the sector's position as an emitter of significant quantities of greenhouse gases, accounting for some 5 percent of worldwide man-made emissions. Many of the Arcelor group's European-based business units have already entered into negotiated agreements or made voluntary commitments to reduce emissions at national or regional level.

However, the Arcelor group is pressing for a consistent approach at European level for the implementation of the draft European directive on emission trading. Steps must be taken to ensure that this does not become a vehicle for unfair competition within Europe, or hamper the European steel industry's ability to compete in world markets. We aim to conduct an active dialogue with political decision-makers to ensure that the directive leaves scope for growth, and hence job creation, in the European steel industry.



To help enable effective assessment of greenhouse gas emissions, Arcelor is actively involved in an International Iron & Steel Institute (IISI) working group tasked with developing a common methodology for determining and reporting emissions in accordance with the principles of the GHG (Greenhouse Gas) Protocol.

The long-term future of the steel industry will depend on its ability to adapt its processes – in particular processes utilized in the production of iron from iron ore – to achieve a significant reduction in CO_2 emissions and meet society's expectations looking forward to 2030/2050. In late 2001, Arcelor initiated the groundwork for an ambitious project aimed at developing breakthrough technologies in cooperation with four other steel groups (Nippon Steel, ThyssenKrupp Stahl, Corus and Posco). 2002 saw the completion of an exploratory phase via the Eurofer and IISI industry federation platforms. In addition, the European Commission was approached with a view to launching an integrated research and development project to act as a springboard for a worldwide program, which was accepted in principle by the Executive Board of the IISI in October 2002.

A working group has been set up, tasked with identifying long-term, holistic solutions for minimizing pollutant production, assessing the technical and economic feasibility of proposed curative treatments, and ensuring that recycling of iron-bearing residues is maintained on a sustainable basis. The Environment Department has initiated a program of exchanges of good practice and know-how between Group entities to leverage the extensive experience built up at Arcelor's plants.

Improving the performance of ore sintering plants

Grate sintering of iron ore, the key stage in preparing ore for the blast furnace, and a strategic tool for recycling of iron-bearing materials, is the leading source of emissions from integrated steel plants. Ore sintering plants account for more than half of all emissions of dust, sulfur oxides and nitrogen oxides from integrated plants, and are therefore a key area of focus for Arcelor's environmental policy.

Byproduct recovery action plans

Changes in statutory regulations require us to minimize the quantities of final waste produced as a result of our activities and dispatched for incineration or placement in specially monitored landfill facilities. Sites producing more than 50 kg of unrecovered waste per metric ton of product are now required to put together an action plan showing how they aim to reduce unrecovered waste volumes.



The Sidmar plant won Belgium's 2001-2002 Environment Award for its successful program to reduce dioxin emissions at sinter plants.

Sidmar developed a solution to the complex issue of dioxin emissions. It is now a benchmark for environmental excellence in the global steel industry.

Results for 2002

The table opposite shows key Group environmental results for 2002, with the corresponding pro forma data for 2001.

The results for 2002 are based on the performance of integrated plants, which provide the majority of the data utilized in compiling the overall Group result. The results for non-integrated facilities were estimated on the basis of 2002 production figures and specific data for 2001.

The long-term downward trend in emissions of dust, sulfur oxides and nitrogen oxides continued during 2002. Specific emissions of sulfur oxides across the Group as a whole fell by approximately 60 percent between 1990 and 2000.

Greenhouse gas emissions are down by 19 percent in absolute terms and by 24 percent in specific values compared with 1990, at almost 63 million metric tons of CO_2 (Europe only).

Key performance indicators for water concern volumes released only, with no account taken of variations in the quality of water inputs.

Key performance indicators (KPI)	Unit	2001	2002
Production of liquid steel	Mt	44.3	44.6
Emissions to air			
Ducted dust emissions	kg/t steel	0.34	0.27
SO_2	kg/t steel	1.27	1.19
NO_x	kg/t steel	1.39	1.32
CO_2 (Europe)	t/t steel	1.52	1.51
Water releases	m^3/t steel	12.7	11.3
Emissions to water			
Chemical oxygen demand (COD)*	kg/t steel	241	228
Suspended matter*	kg/t steel	138	144
Unrecovered waste	kg/t steel	66	56

(*) see definitions in Glossary

ISO 14001	2001	2002
Percentage of sites certified (base: 140 sites)	46%	61%

Product Stewardship

Product environmental data

Various European regulations and directives, some currently in draft form, specify producers' responsibilities with regard to recycling of manufactured products at the end of their lifetimes. This means, as far as our industry is concerned, that steelmakers have to provide customers with information on the environmental impact of the steels supplied to them.

During 2002, Arcelor continued its work on defining and harmonizing reference bases for life-cycle analysis of steel products via the Eurofer and IISI platforms. The life-cycle audits for 14 low-carbon steel products were updated, and a similar approach was initiated for other products for the construction industry.

Evaluation and control of environmental risks of existing substances

(European regulation 793/93/EEC)

Arcelor is actively involved in studies concerning the metals chromium, nickel and zinc, as part of efforts to evaluate and control the environmental impact of the production and use of existing (already supplied) substances. The studies specifically concern the life cycle of Arcelor's stainless and galvanized steels, and are conducted in close cooperation with EUROFER as well as non-ferrous metal industry associations.

Challenges moving forward

Arcelor supports the work of national and international industry federations, and participates in consultation at all levels to help ensure that new regulations are compatible with a balanced array of financial, social and environmental objectives.

Arcelor contributed to discussions concerning prospective European regulations in the following areas during 2002:

- improvement of ambient air quality (fourth draft daughter directive),
- flexibility mechanisms under the Kyoto Protocol on climate change (draft directive setting out a framework for emissions trading),
- monitoring and control of cross-border movements of waste (draft modification of regulation implementing the Basle Convention).

Arcelor has reduced CO_2 emissions in Europe by 24% since 1990



RISK MANAGEMENT AND **SAFETY CONTROL** INCLUDING **PRODUCTS SAFETY AND HEALTH**

"Arcelor's size and its position as the world's leading steelmaker, mean that it has a responsibility to develop a strong health and safety culture in all of its activities. Good safety performance is founded on appropriate tools, rigorously-applied procedures and, above all, appropriate staff behaviours at all times."

Jean-Claude **Muller**,
Senior Vice President Health and Safety

Arcelor **Health and Safety policy**

Arcelor promotes the sustainable development of steel within the scope of the Group's broader responsibilities as an exemplary corporate citizen. Arcelor's Health and Safety policy reflects this approach and is an integral part of the long-term development of the enterprise. This policy aims to promote the well-being of all partners:

- The well-being of people who are involved in Arcelor's activities is a key factor in the sustainable performance and successful growth of the enterprise;
- The well-being of people requires active prevention in the areas of industrial and health risks, against the backdrop of increasingly acute perception of exposure to risks;
- The well-being of people requires efficient control over organizations and materials in order to limit the impact of an accident or incident.

This concern applies not only to Arcelor personnel, but also to service providers who work at Arcelor sites, to people who live near the Group's facilities, to employees of customers who use Arcelor products, and to end users.

Arcelor is committed to being a benchmark in the areas of workplace health and safety.

This commitment is expressed through two concrete principles:

- Safety is an integral part of everyone's work, including both organizational aspects and execution.
- No other factors can take priority over the imperatives of safety.

Safety is first and foremost the responsibility of management, but it also requires the active involvement of all personnel.
The shared objective is the reduction of the risks of incidents, accidents and illness, within the scope of a commitment to achieving continuous progress.

To achieve this objective, Arcelor has defined the following concrete commitments:

1. Identify, evaluate, eliminate or minimize industrial and health risks by involving all participants during planning and implementation phases;

2. Make available to all the means and resources necessary for carrying out tasks safely and mandate all levels of management to comply;

3. Hold all employees accountable for their own safety, the safety of their colleagues and the safety of the company's facilities;

4. Give all employees or service providers the right to demand respect of safety procedures and to warn the hierarchy at all levels; insist that management create a work environment that allows everyone to exercise this right;

5. Emphasize safe behavior and enhance the personal commitment of everyone to respect health and safety rules and regulations; every Arcelor employee has a basic responsibility to ensure a safe and healthy workplace;

6. Provide training to increase knowledge of installations, processes and procedures;

7. Develop a partnership with customers regarding toxicology and eco-toxicology;

8. Ensure that all related internal and external communications are open and free;

9. Be exemplary with respect to legal and regulatory obligations.

Guy Dollé
CEO



Objectives

- **Prevention and control of major risks**
  - Full implementation of Seveso directives
  - Absolute safety of plants, processes and products
- **Significant reduction in frequency and severity of workplace accidents**
  - Zero serious accidents/fatal accidents
  - LTA frequency (lost-time accidents per million hours worked) < 5
  - Accident severity rate (number of workdays lost to accidents per thousand hours worked) < 0.30
- **Total safety of products in use**

Health and safety

Group policy spans four areas: health, safety, industrial safety and product safety. Arcelor's size and position as the world's leading steelmaker place dictate a commitment to excellence in each of these areas

Organization and actions in progress

In keeping with its core values, Arcelor pursues a proactive policy of preventing industrial and health risks. In order to promote and oversee application of this policy, the Arcelor Health and Safety Function was created at corporate level, reporting directly to the Chief Executive Officer. In addition, all Group Executive meetings start with a review of current Group health and safety performance.

The Group's international dimension provides a favourable environment for exchanges of best practice and deployment of common tools and reference bases for health and safety. Key programs deployed at Group level to unite all employees around common objectives for employee safety, plant safety and product safety include:
• Group-wide rollout of a health and safety component in the Annual Development Plans drawn up by sites;
• Focusing of effort on prevention and auditing through the use of prevention pyramids for site safety, corporate safety and workplace health;
• Deployment of preventive action plans. The development of the risk assessment sheet and the creation of a team of 24 Group Industrial Safety auditors.

The causes of all workplace accidents are analyzed in detail, and experience feedback reports drawn up. Over 100 such reports were issued across the Group in 2002. Having demonstrated its effectiveness as a means of reducing accident risk, this initiative will be continued and extended during 2003.

Broad scope of responsibility

The Group's responsibility for personnel safety also encompasses contractors and service providers. Despite the fact that contractors working at the Group's sites post safety results that are significantly better than the mean for the trades concerned, overall contractor safety performance continues to lag behind results logged for Arcelor staff. We aim to eliminate differences in safety performance between Group employees and contractors by applying the same rigor and discipline to both worker populations.

The Group's safety responsibilities also encompass people who live in the vicinity of its facilities. A program of in-depth audits of Seveso sites has been implemented in accordance with the French "DCO" (Défini, Compris, Opérationnel - Defined, Comprehended, Operational) system, in which safety is audited, appraised and made operational. Five out of the Group's eight Seveso sites were audited during 2002. The program is continuing at a rate of one site per month. In addition, communications with people living in the vicinity of the sites concerned have been strengthened. Personnel awareness campaigns are another key element of health and safety policy. Occupational health professionals across the Arcelor group have launched a concerted anti-smoking program, as well as a campaign to prevent cardiovascular disease through regular health checks.

Frequency and severity of workplace accidents

In 2002, the number of lost-time accidents (LTAs) was down by 10 percent compared with 2001. LTA frequency (the number of LTAs requiring more than one day's absence per million hours worked) dropped from 9.9 to 9.0, taking the overall reduction in LTA frequency to 35 percent since 1999.

The accident severity rate (number of workdays lost as a result of LTAs per thousand hours worked) showed a slight increase in 2002, up from 0.41 to 0.44. However, performance against this indicator has improved by 23 percent in overall terms since 1999. The Group is committed to achieving further improvements, with the target for 2003 set at 0.3.

Joint **Declaration** on work safety

In view of the development on work safety, the Arcelor European Works Council (EWC) declares the following:

Work safety is our top priority.

No work-related hazard may be accepted.

We ask the Arcelor Management and interest representations at all Arcelor sites for their commitment to apply the principle of best practices in the area of work safety.

1. The safety norms apply to all Arcelor employees. Employees should be thoroughly informed and their competencies developed, so that they may meet safety requirements.

2. Care should be taken to make sure that also temporary employees, such as students and apprentices, comply with Arcelor safety norms.

3. It is particularly important that the safety standards of Arcelor be followed by contractors. Contractors, who, despite several reminders, do not respect the safety regulations, should be replaced.

4. We commit ourselves to the rigorous and consistent application of the European work safety and health directives.

In 2003, the Arcelor European Works Council will hold a Symposium. It will have as objective to examine the points of view of the experts of unions and management in order to make propositions of improvement in the field of work safety.

Luxembourg, December 5th, 2002
Guy **Dollé,**
Chairman of the EWC

Michael **Breidbach,**
Vice-Chairman of the EWC

Serious accidents

Eleven fatal accidents directly involving Group employees occurred during 2002. The principal causes were falls while working at height, accidents involving high-voltage power lines, and transport (particularly rail) accidents.

The year also saw 13 fatal accidents, resulting from the same principal causes, involving subcontractors or service providers working at the Group's sites, including on new construction activities. In September 2002, Arcelor's Strategic Health and Safety Committee launched a specific program targeted at preventing such risks, and issued a joint declaration with its social partners aimed at improving workplace safety. Our aim is to achieve zero fatal accidents across the Group.

Significant incidents involving plant equipment and personnel during 2002 included explosion of a gas mixture close to the coke ovens at Cockerill Liège, and a converter explosion at Sidmar. At Cockerill Liège, the rapid response of the emergency services, and excellent knowledge of serious burns procedures, ensured that no time was wasted in transporting the injured for treatment at local hospitals. Regrettably, however, three individuals lost their lives as a result of this serious accident.

The introduction of experience feedback reports, mainly intended for internal circulation within the Group, enabled initiation of preventive monitoring programs and corrective actions. Information gathered in this way was also used to perform rapid audits of all of the Group's main sites to provide an initial overview of strengths and weaknesses.



Risk Management

Arcelor has decided to consolidate the Audit and Risk Management functions within the Business Risk Control (BRC) Department, and has made provision for periodic independent audits of the risk management system.

Organization and actions in progress

As business risks become more numerous, risk factors have also changed significantly, with society moving towards zero tolerance of risk. Against this backdrop, the risk management process gives Arcelor a competitive advantage in a number of ways. It helps enhance the reliability of facilities and processes by preventing malfunctions, empowers and motivates decision-makers, enables delegation of responsibilities to the appropriate level, eliminates unnecessary monitoring activities as a means of avoiding risk, and ensures greater transparency in the operation of the enterprise, thereby raising confidence levels among stakeholders, and primarily shareholders.

Deployment of the Risk Management initiative

During 2002, Arcelor's Risk Management effort focused initially on producing the first top-down map of the risks to which the Group is exposed, on the basis of interviews with members of Group general management and functional heads.

There can be no double standard for safety: contractors must be fully integrated in our safety action plans.

Sollac Lorraine: Success Story

"Nothing takes precedence over safety."

Arnaud **Poupart-Lafarge,**
Head of Ultra-Thin Sheet Department Sollac Lorraine

Annual Development Plans put safety center stage.
Safety tools developed by Sollac Lorraine (including risk assessment methodology, risk assessment sheets and safety audits) put the focus squarely on quality of work and results. Good practices identified within the Group are shared with co-contractors, starting with root cause analysis of accidents and near misses. A worksite audit reference base has been developed in cooperation with the regional health insurance agency to guarantee the safety of all staff and ensure better control of work across the entire site. Prevention pyramids developed for site safety, corporate safety and workplace health provide a precise inventory of the actions to be performed at each level, from the base of the pyramid (audits, suggestions, training initiatives/awareness programs) through analysis of near misses, to the top of the pyramid (accidents and serious accidents).

Results

Efforts to identify, qualify and quantify risks during fiscal 2002 were based on an existing study documenting a total of 350 risks identified during audit/risk management activities conducted at Aceralia, Arbed and Usinor. Risks were structured on the basis of the 25 processes that define Arcelor's operations, encompassing financial, social and environmental aspects, as well as safety, innovation, etc.
The 34 major risks identified were used to produce the first top-down map of the risks to which the Arcelor group is exposed.

Following completion of the inventory of risks, BRC launched an ad hoc action program, deploying 53 risk mitigation action plans managed by the coordinators of the processes concerned, and tracked by BRC.

Key performance indicators (KPI) – Risk Management	2002
Number of major pre-identified risks	34 major risks (base: 430)
Number of running control mechanisms/procedures in place	53
Scope covered by the risk management policy	17 out of 25 processes in Arcelor's business model

Key performance indicators (KPI) – Health and safety	Pro forma 2001	2002
LTA frequency (lost-time accidents per million hours worked)	9.9	9.0
Accident severity rate (number of workdays lost to accidents per thousand hours worked)	0.41	0.44
Number of fatal accidents: Arcelor employees	9	11
Number of fatal accidents: contractors	5	13

Key performance indicators (KPI) – Product safety	Pro forma 2001	2002
Product safety data sheets for steel and steel products	174	393
Byproduct safety data sheets (total)	6	31



DIALOGUE WITH ALL STAKEHOLDERS

"To continually improve its performance, the Arcelor group has to maintain a frank and open dialogue at all levels. The European Works Council provides a forum for collective dialogue, but it cannot take the place of day-to-day dialogue between management and staff."

Jean-Louis Pierquin,
Executive Vice President Human Resources

Social dialogue:
a key element for success

On May 27, 2002, the Management of the Arcelor group and several European employee representatives signed an agreement to create the Arcelor European Works Council (EWC). The EWC's role is to serve as a consultative and information body within the Group.
The Council's main responsibility is to deal with strategic and international economic, financial and social issues affecting the whole Arcelor group. It also focuses on organizational issues, work safety and health and sustainable development.
The EWC has 57 members: 10 members from Management comprise the employer's group, whereas 47 employee representatives (supplemented by 47 alternates) make up the employee's group.
In addition, a permanent representative of the European Metallurgy Federation (EMF) participates in the Council's activities as a special advisor. An administrative secretariat is responsible for the coordination of EWC activities.

For Arcelor a top-level social dialogue is a key element for success. In order to foster relations between employee representatives and Management, the Group has therefore decided to set up a trans-national consultative and information body: the European Works Council (EWC).
The main task of the EWC is to establish a social dialogue based on openness, honesty and vision, and thereby to strengthen the solidarity and Group cohesion necessary in order for Arcelor to meet the challenges ahead. Naturally, the EWC is also intended to consolidate the identity of our world leading Group. Arcelor needs the social dialogue to build its success.

Guy **Dollé,**
Chairman of Arcelor's European Works Council

Luxembourg, May 27, 2002



Objectives

Establishment of close, transparent dialogue at all levels of the Group

- Employee representatives on Board of Directors
- European Works Council and local committees
- Annual conference of Group managers
- Dialogue between all line managers and their teams at least once per month
- Individual interviews for all staff (target: 100 percent coverage by 2005)
- Exchange of information with external partners
- Regular exchanges with a range of constituencies (government, local committees, NGOs, etc.)



Listening to partners

Openness and dialogue with Arcelor's stakeholders is a key component of sustainable development policy. Fostering constructive relationships and striving to satisfy all stakeholders is a challenge which an industry leader like Arcelor has to meet every day. With this in mind, Arcelor has set a target of strengthening and extending consultation with stakeholders at local, regional and international level.

Arcelor will focus its efforts on ensuring high-quality dialogue, both locally, in accordance with specific conditions at individual sites, and at global level, in line with the Group's strategic priorities. More specifically, the dialogue will reach out to all of Arcelor's stakeholders:

- Employees (staff and management)
- Customers
- Subcontractors and suppliers
- Local residents and local authorities
- Associations and NGOs
- Governments
- Financial institutions.

All parties are committed to ensuring that such dialogue is conducted in an atmosphere of mutual trust and respect.

In addition to the social partners, this commitment to dialogue also encompasses customers and suppliers. As part of the drive to make suppliers progressively more involved in the sustainable development initiative, for example, we will be asking them to join us in signing up to the principles of social and environmental responsibility laid down by major international bodies.



Key performance indicators (KPI)	2002
Dialogue	
Percentage of Group staff with access to a formal employee relations dialogue structure	100%
Stakeholder satisfaction	
Results of employee satisfaction surveys	Surveys were conducted in the three founding companies of the Arcelor group. A new Group-wide study will be launched in 2003.
Results of customer satisfaction surveys	
Results of supplier/subcontractor satisfaction surveys	

Dialogue is anchored in mutual respect.



DEVELOPMENT OF COMPETENCES AROUND COMMON VALUES OF QUALITY AND EFFICIENCY

"The ability to leverage exchanges of know-how between the Group's founding companies is one of Arcelor's major assets. As well as enhancing customer satisfaction, it has generated considerable synergies. This kind of improvement necessitates the commitment and involvement of all of the Group's 104,241 employees."

Gonzalo Urquijo,
Executive Vice President DTT, Financial Business Development,
Purchasing, H.R. and I.T.
Coordinator of "Arcelor Values" Working Group

Objectives

- **To support employee development programs**
  - 2 days of training per year for every employee
  - Training to foster multi-skilling and versatility
  - Training/development of managers and supervisors (Arcelor University)

- **To build on shared core values (delivering quality to customers; efficiency and profitability; partnership, dialogue and openness; respect for people and the environment; ethical approach to business)**

- **To develop a fundamentally people-centered and efficient approach to relationships within the business (fewer levels of management, teamwork, quality circles, etc.)**

Customer satisfaction and contributing to corporate growth are the two key challenges facing Human Resources. Alongside these fundamental challenges, the short-term objective of ensuring the successful merger of the three founding companies must also be achieved.

Satisfying customers requires a skilled workforce capable of deploying the innovations developed by the company, as well as taking initiatives at their level.

Employee skills are supported and developed through a significant and targeted training policy:

• Extensive training continues the traditions of all three of the Group's founding companies
• Individually tailored programs based on performance appraisals and skills assessments. Training is directed at meeting employees' needs, while ensuring that the company's expectations are met.

Translating skills into action requires motivated, committed personnel.

Key levers for motivating staff include:

• Strong commitment by managers and supervisors,
• Flexible and adapted work organizations,
• Mechanisms for rewarding good performance and individual and collective contributions, in compliance with local traditions and legislation,
• The commitment of the enterprise to employment.

Motivation levels are regularly measured through employee surveys. The first meeting of the Arcelor employee observatory will take place in the fall of 2003.



Management plays a pivotal role in the Group's current and future performance

To ensure the success of the merger, and ensure that cooperation and subsidiarity commitments are met, the Group's human resources policies are structured around red lines that define the common elements of Arcelor human resources policy. Outside of these core elements, individual sectors and business units develop their own policies and initiatives.

The first two red line components aim to develop competencies and ensure the ongoing success of the merger:

1. Promote international mobility
Corporate policy on international mobility is underpinned by two key pillars:

• A mobility platform which provides the assistance and logistical support essential to deliver genuine mobility.
• Access by all Group managers to international job vacancies via an intranet site.

2. Develop a common management and technical culture through Arcelor University
Arcelor's corporate university provides the training needed to develop the managerial and technical capabilities of future Arcelor senior managers.

The three other red line components define the general framework for management development:

3. Individual performance appraisals for everyone
Deployed in conjunction with skills development and performance assessment programs, as well as policy on setting clear targets, performance appraisals provide a conduit for dialogue between the Group and its managers at all levels.

4. Assessment of management potential
Arcelor wishes to use equitable and responsible means to identify managers with promising development potential who represent the future of the Company, as well as offering training and skills development to all those who require it to enable them to meet their objectives and commitments.

5. Performance-related compensation
MBO (Management by Objectives) was introduced for senior management in 2002, and will be rolled out to include all managers during 2003 and 2004.

Integration Workshop (IWS)

The IWS group was initiated shortly after the creation of Arcelor by general management in order to strengthen the integration process. The IWS facilities exchanges among 40 top managers from every sector and country, and provides a conduit for managing key transversal projects. The workshop has initiated several projects, including definition of a charter of the Group's values and exchanges of best practices.

Employee relations policy anchored in concrete commitments

These commitments reflect the legacy commitments of Arcelor's three founding companies.

1. The Company undertakes to comply with codes, standards and social charters applicable in all countries, and in particular with the International Labor Office conventions.

2. In-depth dialogue with employee representatives at all levels.
This commitment is evidenced in Arcelor's creation of the European Works Council, one of its first actions as a newly-merged Group, in spring 2002.

The Works Council is a joint body, comprising representatives of employees and management. Its work is currently focused on two main themes: health and safety, and manpower planning.

3. Forward-looking manpower planning and skills management.
Carrying on the policies of the Group's three founding companies, Arcelor is committed to a medium-term manpower planning program, with the following objectives:

• Supporting reorganizations through proactive management of skills for the people concerned.

• When major restructuring is required:
- Fostering professional and geographical mobility within the Group
- Limiting external redeployment through optimized management of constraints and geographic opportunities,
- Aiding job redeployment in employment catchment areas.

Group human resources policy thus reflects Arcelor's highly responsible approach, which is anchored in the Group's sustainable development principles, and addresses the expectations of all stakeholders.

"OPEN YOUR STEEL" seminar

The professional development of all Arcelor managers is based on a systematic Group integration program, as part of a development policy which aims to provide an understanding of the wider corporate environment and recognition of managers' own personal contributions, while at the same time enabling networks to be built at a personal and professional level.

The first international integration seminar for young managers at Arcelor, entitled "Open Your Steel", was held from October 26-29, 2002 at Group headquarters in Luxembourg. The successful three-and-a-half day seminar provided the opportunity for 160 recent recruits to meet with members of General Management and representatives of major business sectors.

Participants were able to discuss Arcelor's strategy and ambitions in a diverse multicultural environment. Fifteen different nationalities were represented, from across all of the countries, sectors and specialties in which the Group is active. The Group's sustainable development policy took center stage, with training workshops enabling all recruits to determine how they fit in with Arcelor's vision and values in this key area.
"Open Your Steel" is the first stage in the management development process, and is an integral part of the broader Arcelor University initiative. The next "Open Your Steel" conference is scheduled for June 2003.

Key performance indicators (KPI)	2002
Employment	
Total workforce (at December 31, 2002)	104,241
Number of nationalities represented within the Group (estimate)	35
Average length of service	22 years
Percentage of women in management	7%
Percentage of women in total workforce	10%
Percentage of employees benefiting from flexible working arrangements	12%
Training	
Training	30.64 hours per employee and per year (European perimeter)
Pay	
Percentage of workforce involved in performance-related pay schemes	50%

2002 workforce (by category)	Average workforce
Employees	48,908
Line staff	56,648
Total	105,556

Workforce at December 31, 2002:
104,241 employees

Distribution of workforce by country/region

Country/region	%
France	36%
Belgium	17%
Spain	15%
Germany	10%
Luxembourg	6%
Other EU	4%
Other European countries	1%
North America	3%
South America	7%
Far East	1%


INNOVATION
TO CREATE VALUE
AND SUPPORT
SUSTAINABLE DEVELOPMENT

"Arcelor's teams aim to establish genuine partnerships with customers and government agencies to enable development of new products and processes which contribute to sustainable development."

Jérôme Granboulan,
Executive Vice President Research and Development

Objectives

- **Develop know-how across the Group**
  - Product enhancement in partnership with customers
  - Transfer of best practices
  - Continuous improvement plans

- **Leveraging of synergies to enhance research and development efficiency**

- **Development of programs in line with the strategic priorities of business sectors and Arcelor's sustainable development strategy**

- **Broader access to external sources of research funding**
  - Joint industry studies on a non-competitive basis
  - Partnerships with universities and research institutes
  - Public-private joint ventures



Key performance Indicators (KPI)

Innovation (thousands of euros)	2002
Group R&D budget (gross)	182,768
Of which external entities and minorities	6,262
Public-private joint ventures	11,400
Shared R&D	8,500



Disruptive technologies

Arcelor is actively participating in the development of a major international program to evaluate the available technological options with genuine potential for massively reducing CO_2 emissions from the world steel industry.

In 2002, Arcelor decided to invest in vacuum coating technology. As part of this initiative, a pilot production line would be built at Liège, Belgium in collaboration with other partners. The pilot facility would have the capability to output new products with highly specific surface properties, including for example exceptional paint adhesion, pre-specified reflectivity, or enhanced cleanability.

Innovation: a key objective for Arcelor

Organization

Arcelor's proactive innovation policy aims to fully unlock the synergies delivered by the merger of the three groups. With its considerable experience of high-tech steel products and solutions, Arcelor will continue to develop a highly differentiated offer. The Group directly owns 18 laboratories and research facilities delivering technical support and applied research. In addition, the CRM research center based at Liège, Belgium is operated jointly with Corus, while a number of partnerships are also maintained with universities, customers and suppliers.

In late 2002, Arcelor decided to reorganize its research and development activities by devolving responsibility for research resources and programs to the business units. Bringing research resources closer to the business units will enable even better responsiveness to market requirements. A streamlined corporate innovation structure will coordinate long-term projects and optimize interfaces between business sectors and access to group resources.

Actions in progress

Innovation is one of the key elements underpinning Arcelor's sustainable development strategy. The Group's innovation efforts encompass ongoing improvements in production processes to reduce environmental impact, as well as creation of new products to minimize the impact of our customers' activities on the environment. Steels specially developed to reduce the weight of vehicles, and thus their energy consumption, are a key example. New product development focuses in particular on meeting market requirements in terms of mechanical properties and surface quality (lightness, aesthetics, safety, durability, etc.) in order to promote a range of different uses of steel and enable development of new applications. R&D effort is additionally focused on reducing production costs, while improving process reliability and flexibility.

Partnership with Nippon Steel

Arcelor's strategic alliance with Nippon Steel enables it to leverage the benefits of coordinating the two groups' research efforts in order to offer new solutions that are optimized in terms of cost and functionality and create decisive advantages for customers. Together with Nippon Steel, Arcelor is evaluating the potential for achieving differentiation through the use of new technologies currently being developed at different locations around the globe. These include surface modification technologies, responses to new societal needs, new high-strength steels, and new environmentally-friendly technologies.

Steel for the automotive industry

An ambitious research and development policy has made steel, and in particular automotive steels, the material of the future. The safety and environmental benefits of steel – notably due to its recylability – as well as its physical and plastic properties, have been significantly enhanced. It has become the most widely-used material in the automotive industry, with flat steels accounting for 40 percent of vehicle weight and 98 percent of body-in-white (autobody) weight.
Thanks to these properties, steel has an intrinsic capability to meet the design needs of the automotive industry in terms of safety, weight reduction and corrosion resistance. Steel has a capacity for constant reinvention, and the ability to deliver still further enhanced performance in terms of strength, formability and corrosion resistance.

Safety:
Increasingly stringent crash standards have imposed massive increases in the energy levels that are required to be absorbed by automotive steels. Stronger materials have to be developed to meet this challenge. Currently available steels offer strengths of around 100 kg per square millimeter. Very high strength steels now account for 30 percent of body-in-white (autobody) steels: Renault's Laguna 2, for example, makes extensive use of these steels, enabling significant vehicle weight reduction and ensuring excellent passenger safety (it was the first automobile to be awarded five stars in a Euro-Ncap test).

Environment:
Steel production consumes less energy than production of other materials. Steel is an inherently non-toxic material with a virtually endless capacity for recycling, simplified by its magnetic properties. Increased use of very high strength and new-generation steels enables reductions of 25 percent to 50 percent in body-in-white (autobody) weight.

Cost:
Steel offers unrivalled performance per unit cost. At an average price of €0.50 per kilogram, it enables significant weight reductions of up to 30 percent at no increase in cost. Solutions that deploy different materials, meanwhile, generate additional costs of around €3.00 per kilogram of weight reduction.

Durability:
Currently available coated steels enable manufacturers to offer guarantees of up to 30 years, compared with the previous standard of 12 years.

Continuous evolution:
Almost 30 different grades can now be specified for a body-in-white, depending on desired performance levels. 60 percent of currently available steels did not exist just five years ago.

In the automotive sector,
60 percent of currently available steels did not exist just five years ago.

Quality and TPM

Total quality management principles are applied at all of Arcelor's facilities, and all sites are certified to ISO 9001. Quality is assured on a day-to-day basis by specifying targets (in terms of customer satisfaction, compliance with production schedules, etc.) which are incorporated into the Annual Development Plans drawn up by sites. The quality initiative is deployed on a participative basis, with all staff taking ownership of quality processes.
Despite its excellent quality performance, Arcelor continues to introduce new methods to stimulate its continuous improvement initiative.

In one of the year's key events, 2002 saw the rollout of TPM (Total Productive Maintenance) to all sites in the flat carbon steels business sector. **TPM concerns manufacturing in overall terms, rather than focusing on maintenance alone, and is aimed at across-the-board optimization of production resources (equipment, people and organizations) with a view to improving corporate economic performance.**

The initiative has brought visible changes in individual behaviors in terms of ownership of facilities, systematized acquisition of additional skills, and close collaboration between actors in cross-functional groups with responsibility for a facility or an activity (manufacturing, maintenance, programming, processes, etc.).

TPM has delivered significant results in terms of equipment performance as well. Continuous inspection regimes enable extremely rapid startup and runup of equipment designed in accordance with TPM principles, as well as minimized consumption, thereby providing significant environmental benefits. Such equipment requires almost no adjustment following startup, and exhibits a spectacular upsurge in reliability levels (current Group targets for improvement are set at a factor of 5 to 10 over three years), representing a gain in terms of environmental performance as well as quality, since equipment replacement can be deferred.

Continuous improvement
is everyone's business.

Three Arcelor sites win TPM awards

Three Arcelor sites received special recognition for their TPM performance at the annual awards ceremony of the Japan Institute of Plant Maintenance (JIPM), held in Yokohama, Japan, in November 2002. Eurogal and Gueugnon won the first-category Award for Excellence, while Sollac Atlantique's Desvres site received a third-category Special Award. The JIPM paid just tribute to the work of all staff at the three units concerned. The awards are recognition for the years of commitment shown by TPM management teams at each plant to delivering convincing results and achieving across-the-board improvements in performance.

Belgo-Mineira's Grande Vitória plant obtains ISO 9001: 2000 certification

Belgo-Mineira's Grande Vitória plant has been awarded ISO 9001 version 2000 certification by the Brazilian Safety Agency (ABS). This makes Belgo-Mineira, an Arcelor group company, the first steelmaker in Latin America to obtain dedicated certification for its capabilities in process management and internal and external customer satisfaction. In addition, the plant has also been re-certified to ISO 14001 and BS8800 (environmental management/workplace health & safety standards) thanks to the commitment of the staff and contractors concerned.





CORPORATE GOVERNANCE

> *"By defining and implementing a set of formal principles for corporate governance, Arcelor has continued the long-established tradition of rigor, transparency and ethics that characterize the founding companies Aceralia, Arbed and Usinor."*

Jean-Yves **Durance**
Member of the Board of Directors

Objectives

- **Establishment of management bodies to promote transparency and professionalism**
  - Audit Committee
  - Appointments and Compensation Committee

- **Clear definition of principles of legal representation for undertakings by the Group and its business units**

  (mandatory two-signature system, up-to-date table of authorized signatories for parent company/business unit undertakings, legal stamp for all contracts, etc.).

- **Compliance with international corporate governance recommendations**

Key performance indicators (KPI)*	2002*
Number of meetings of Board of Directors	5
Average participation of Members at meetings of Board of Directors	90.65%
Number of meetings of Audit Committee	5
Average participation of members at meetings of Audit Committee	100%
Number of meetings of Appointments and Compensation Committee	4
Average participation of members at meetings of Appointments and Compensation Committee	100%

(*) The Board of Directors was set on March 2002.



Since its creation, the Arcelor group has established a corporate governance strategy which meets the vast majority of market requirements. We are currently aiming to upgrade the processes deployed to ensure transparency in relationships with individual partners.

In light of the current situation, the Board of Directors has defined a set of internal regulations ultimately aimed at optimizing the Group's operation by achieving the correct balance between the Board of Directors and General Management. Based extensively on corporate governance principles, the regulations are aimed at strengthening investor confidence and facilitating growth for the benefit of all economic stakeholders.

The Board of Directors is made up of 18 Non-Executive Directors appointed by the annual general meeting of shareholders. Three of the Directors are employee representatives. The Board also includes sufficient numbers of independent Non-Executive Directors to enable this group to exert a significant influence on decision-making.

The upper age limit for Non-Executive Directors is 70. Directors are required to resign at the first annual general meeting following their seventieth birthday.

Within the limits defined by law and by company bylaws, the Board of Directors has extensive powers to administer and manage the Company and conduct Company business.

The Board of Directors appoints the members of General Management, as well as the Chief Executive Officer.

Without prejudice to the responsibilities it is legally required to perform, the Board of Directors, at the proposal of the Chief Executive Officer, draws up strategic objectives as well as the corporate plan for the Parent Company (mother company/headquarters) and the Group, approves funding to be allocated for achieving such objectives, oversees the implementation of the corporate plan, oversees the operation of the Parent Company/Group, and reports to shareholders.

The Board approves the following after recommendations by General Management:
• Annual financial statements for the Parent Company, and proposed allocation of net income,
• Consolidated Group financial statements,
• Consolidated budget forecasts,
• Reports for submission to the annual general meeting of shareholders.

It approves all major investments as well as all strategic operations.

The Board of Directors meets six times each year. Meetings are called by the Chairman. Some Additional meetings may be called if necessary in the interests of the Company. The Chief Executive Officer and the members of General Management attend these meetings in a consultative capacity.
In line with corporate governance principles, the Board of Directors has created two committees.

The main function of the **Audit Committee** is to assist the Board of Directors in its oversight role with respect to the Parent Company and the Group. In addition, the Committee reviews the quarterly, half-yearly and annual financial statements (both consolidated and non-consolidated), and arbitrates on matters concerning accounting principles and rules, as well as on the evaluation rules applied by the Company in producing the above-mentioned financial statements.

The main function of the **Appointments and Compensation Committee** is to make proposals to the Board of Directors regarding compensation policy for members of General Management and the appointment of new Non-Executive Directors and members of General Management.

The members of the Board of Directors will be compensated in accordance with their respective positions as from fiscal 2002, and, at the annual general meeting of shareholders to be held in 2003. Such compensation will be charged against the net income of the Parent Company, subject to the decision of the annual general meeting, after allocation to legal reserves. The amount concerned may not be less than €1 million, and may not exceed €2 million in line with internal regulations. If net income is insufficient, the amount of €1 million is charged, in whole or in part, as expense.

The annual general meeting may additionally allocate fixed compensation to Non-Executive Directors, as well as Director's fees, which will be charged as expense. It is planned to propose to the annual general meeting that the overall amount allocated to the Board of Directors as Director's fees should be €36,000 per meeting.

The Board of Directors may decide to allocate additional compensation to Non-Executive Directors required to perform special tasks or functions. Such compensation will be charged as expense.

Compensation levels for members of the Audit Committee and the Appointments and Compensation Committee were set by the Board of Directors at €3,000 per meeting for each member, and €4,500 per meeting for the Chairman.

The powers of General Management are defined by the Board of Directors.

The upper age limit for a Senior Executive Vice-President (member of General Management) is 65.

The Board of Directors delegates the following powers to General Management:

• Definition and tracking of strategic objectives as well as the Parent Company/Group corporate plan, to be submitted to the Board of Directors for approval after consultation with the Chairman of the Board;
• Definition of policies and resources to be deployed to implement strategy. Decisions other than those relating to day-to-day management issues are to be submitted to the Board of Directors for approval;
• Execution and monitoring of decisions, accompanied by tracking of performance and results.

The Company has opted for a **two-signature system** for purposes of legal representation. Without prejudice to the power of representation vested in the Board of Directors under the law, the Company is only considered to have entered into an undertaking in respect of a third party if the signatures of two authorized representatives are present. All authorized representatives are designated by the Board of Directors, which also determines the extent of their powers.



RESPONSIBLE CITIZENSHIP

"The Belgo and Acesita Foundations support a wide range of education and development projects in Brazil, encompassing health training, cultural programs, environmental awareness campaigns and youth projects."

Carlo Panunzi,
CEO of Belgo Mineira

Luiz Anibal de Lima Fernandes,
CEO of Acesita

Objectives

- **Fostering of a climate of respect for the Group's developing multicultural nature.**
    - Respect for the cultures of individual countries,
    - Encouragement of active involvement in social projects.
- **Development of retraining programs and industrial redevelopment of sites following plant closures.**
- **Deployment of targeted support and sponsorship programs at local, national and international level.**
- **Enabling access to plants as part of a commitment to transparency.**



Key performance indicators (KPI)	2002
Restructuring/manpower planning	
Percentage of sites with support packages in the event of closure	100%
Percentage of partnerships with local government for redeployment under such conditions	100%

Key performance indicators (KPI)	2002
Support for social projects	
Art/culture	€2.5 million
Community	€2.7 million
Sport	€3.0 million

Multi-faceted initiatives led by the people of Arcelor.

Brazil: Belgo Mineira wins "model corporate citizen" award for third year running.

Belgo Mineira has been named as a model of corporate citizenship for the third consecutive year in the annual national sustainable development awards list published by Brazilian economic journal Exame. In its "Guide to Good Corporate Citizenship", the journal highlights in particular the excellent results achieved by the "Seeing is Living" program conducted by the Belgo Mineira Foundation in 24 schools across the company's regions of operation. The program, representing a

total investment of 293,000 Brazilian reals (€84,500), provides all pupils with individual eyesight examinations, and supplies spectacles to children who need them. "We will be extending the scope of Belgo's social projects even further in future", announced Belgo CEO Carlo Panunzi. The Belgo Mineira Foundation invests 6 million reals per year in a range of social programs. Plans to create a corporate citizenship network involving Belgo's customers and suppliers are currently in the pipeline.

Aceralia helps fight Spanish oil spill

Aceralia has helped combat the effects of the oil spill from the tanker Prestige currently hitting Spanish beaches by loaning its river protection systems to the Galician regional government. The systems comprise floating booms designed to block the spread of hazardous and toxic substances floating on the surface of the water.

Arcelor, an exemplary corporate citizen

Arcelor develops and maintains partnerships with local community organizations in the fields of sports, art and culture, showcasing the dynamism of all Arcelor group companies in this area.

The Group reviewed its initiatives in 2002 and consolidated activities, across 10 regions or countries in which Arcelor has a presence.

The French bone marrow transplant association France Greffe de Moelle, the Luxembourg Red Cross, the Belgo and Acesita Foundations in Brazil, Spain's Prince of Asturias Foundation, and the Flanders Festival, as well as a number of sports clubs, are just a few of the organizations which have benefited from the support of Arcelor or Group companies. All of these initiatives, backed by the whole-hearted commitment of Group employees, evidence the level of involvement of Group companies in community life.

Commitment on the part of employees provides the driving force behind Arcelor's brand of corporate citizenship, and has enabled the Group to place the policy on a sustainable footing. Arcelor will leverage the experience and culture built up by its Companies over several years in continuing the initiatives during 2003.

Education

In Germany's Thuringia region, where unemployment levels have hit a high of 14.6 percent, five points above the national average, steelmaker Stahlwerk Thüringen is supporting schools to purchase games, computers and sports equipment.

The health and education of children and young people are also an important concern in Brazil. Two Group companies, Belgo and Acesita, have set up their own foundations to handle a wide range of educational and other projects, often in partnership with city and regional authorities. Individual projects have an extremely broad reach, encompassing between 10,000 and 20,000 pupils across literally dozens of schools. Educational objectives include raising environmental awareness, encouraging continuing education, and improving the quality of teaching. The Belgo and Acesita Foundations draw on the support of specialist consultants where necessary. Projects are showcased through a program of community events and forums (theater, competitions, etc.), and maintain a special focus on supporting teachers through exchanges and attendance at conferences.

French Bone Marrow Transplant Association

Group employees have been supporting the French bone marrow transplant association France Greffe de Moelle since 1987, when the son of an employee of Usinor Group subsidiary Sollac fell ill. At the heart of this genuinely life-saving project is a donor registry program. The literally one-in-a-million chance of bone marrow compatibility between any two individuals means that international donor data are of key strategic benefit to the association. The Company's IT technicians are now being asked to help upgrade the Association's electronic files with a view to optimizing its database of 110,000 people. A partnership agreement was signed by Usinor in 2000, and subsequently adopted by Arcelor.
Arcelor Packaging International, meanwhile, has made recycling a double beneficial corporate citizenship action by contributing €0.23 to France Greffe de Moelle for every metric ton of steel packaging recycled. A total of €70,000 was raised through this initiative in 2002. Although the project has evolved over the years, it continues to be driven by the commitment and efforts of employees, who organize a range of musical, cultural and sporting events on behalf of the Association at a number of sites. The specially organized photography exhibition titled "Donor", aimed at raising awareness among potential donors, typifies this culture of engagement.

Industrial restructuring

Arcelor regularly has to adjust the scope of its activities to adapt to changes in market conditions and fluctuating economic performance. This may sometimes necessitate withdrawal from certain areas of business. The Group is proud of its long tradition of social, economic and asset-focused responsibility in this difficult domain.
Arcelor meets its corporate responsibilities through close dialogue with all stakeholders. In concrete terms, this means finding individually tailored solutions for all employees affected by restructuring. In 2002, for example, the Group found solutions, with the support of the Sodie agency, for all employees impacted by the redevelopment of the Biache site in France. Arcelor also ensures that sites are remediated where necessary and returned to productive use. These goals were achieved at Biache with the support of BAIL Industrie, a wholly-owned subsidiary of Arcelor. In Luxembourg, the development of the Belval site by Agora, a 50 percent-owned Group subsidiary, is now in the execution phase following the adoption of an urban development plan put together by a firm of architects and the sale of a number of plots to new public and private investors.

In line with the Group's forward strategy announced on January 24, 2003, workforce downsizing and facility closure programs are scheduled to start in 2004. The Board of Directors believes that it had a responsibility to make this strategy public at an early stage to enable concerned parties to start the appropriate preparations. In particular, the Board undertook to put in place the necessary support packages to enable retraining of personnel and industrial redevelopment of employment catchment areas. The Group also committed to open dialogue with all parties concerned as a constructive means of preparing for the future.

Sodie

From 1987 to 1996, the Usinor Group, one of the three businesses which merged to create Arcelor, conducted an extensive restructuring program in France which led to the loss of 43,778 jobs. During this period, Usinor tasked its specialist subsidiary Sodie with creating jobs and redeploying staff in areas affected by restructuring. As a result of Sodie's efforts, in cooperation with local partners and local government, a total of 56,773 jobs were created, and 11,838 employees were redeployed.
Since 1987, Sodie has carried out similar work for a range of customers, and has now created over 100,000 jobs in France and provided mobility support for some 20,000 employees.
Sodie moved into Belgium in 1999 through the creation of Sodie Belgique, which has already helped create 1,700 new jobs.

Glossary of terms used in Sustainable Development indicators

glossary



Finance

Gearing (%):
net financial debt as a proportion of shareholders' equity.

Environment

COD (chemical oxygen demand):
COD is an index of organic pollution which serves to identify the oxygen consumption of effluents in the natural environment. If oxygen consumption levels are too high, the receiving medium becomes asphyxiated.

Suspended matter:
suspended matter is made up of fine insoluble particles originating from soil erosion, organic debris, urban wastewater or industrial effluent. Excessive levels of suspended matter lead to oxygen deficiencies in the effluent, and may have harmful effects on fauna and flora.

NOx (nitrogen oxides):
compounds of nitrogen (N) and oxygen (O), most frequently formed by the effects of high temperatures in combustion or other industrial processes. Nitrogen oxides contribute to the formation of ozone in the lower atmosphere and the phenomenon of acid rain. NOx can irritate human respiratory pathways and adversely impact respiratory function.

SOx (sulfur oxides):
compounds of sulfur (S) and oxygen (O), originating mainly from the burning of fossil fuels containing sulfur (oil and coal). In the presence of moisture, they form sulfuric acid, which contributes to the phenomenon of acid rain and hence the degradation of stone and other construction materials. SOx can irritate human respiratory pathways and adversely impact respiratory function.

Health and safety

Lost-time accident (LTA) frequency:
the number of LTAs per million hours worked.

Workplace accident severity rate:
number of workdays lost to accidents per thousand hours worked.



Concept and realization
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This document has been printed on TCF paper (Total Chlore Free).

This document is a translation from the original French which will prevail in case of inconsistency.

Photos
Photothèque Arcelor, Avenel, L. Boegly/Archipress, R. Callier, C. Demonfaucon J. Jaffre, G. Fessy, V. Guillen, J. Hébinger, C. N'guyen, M. Monteaux, J.M. Monthiers, B. Pastor, Studio Airy Goulet,T. Letouzé, Studio Jimag'in, Studio Pons, P. Reneville, Sitram, Trend, Virages, A. Zekri, F. Konnen, G. Fessy, DR.

Page 8: Anthony Masterson/ Getty images
Page 34: Lise Metzger/ Getty images
Page 37: Stewart Cohen/Getty images
Page 50: Brian Beyley/Getty images
Page 64: Clarissa Leahy/ Getty images
Page 67: Nina Buesing/ Getty images
Page 80: Digital vision / Getty images
Pages 96-97: Timothy shonnard/ , Getty images
Pages 98-100: Peter Mason/ Getty images
Pages 101-102: John William Banagan/ Getty images
Pages 104-105: Brian Bailey/ Getty images
Page 108: Mel Yates/ Getty images
Pages 110-111-112-113: Andy Sacks/ Getty images
Pages 114-115: Alan Thornton/ Getty images
Pages 118-119: Anne Turyn/ Getty images
Page 123: Ghislain and Marie David De Lossy/ Getty images
Pages 124-125: Alvis Upitis/Getty images
Pages 128-129: Paul Viant/ Getty images

Page 52
• Passerelle Denfert-Rochereau, Besançon (France).

Page 76
• Signal-Marepolis, La Seyne-sur-Mer (France). Design: Agence Faragou, Nice.
• Bâtiment Ugine, Gonesse (France). Arch.: Caroline Bapst & Bruno Pantz.
• Pentapole Pic du Midi. Ach. Agence 360°, L. Gaudu and M. Bekkoucha.
• Ruskin University's library, Lancaster, UK. Arch.: MJP Architects.
• Distribution exclusive VIRAGES

Page 77
• Palais des Beaux-Arts, Lille (France). Arch.: J.M Ibos and M.Vitart. Heads of project: Pierre Cantacuzène (construction) and Sophie N'guyen (facade).

Page 83
• Bâtiment L'Oréal Aulnay-sous-Bois (France). Arch: D.Valode and J.Pistre.
• Université de Bourgogne, Dijon (France). Arch. E. Sire and J.P Moneste.

Page 86
• Centre d'entretien de Boutencourt (France), Arch.: H. Chesnot and J.M Lepic.

Page 88
• Archives du Monde du travail, Roubaix (France): Ach. A. Sarfati.



19, avenue de la Liberté
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Sustainable development
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00 800 4792 4792

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table of contents



Legal information

GENERAL INFORMATION ON ARCELOR S.A.

Company name and headquarters

Company name: Arcelor S.A.
Headquarters and principle office: 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg

Legal form

Arcelor S.A. ('Arcelor' or the 'Company') is a 'Société Anonyme' incorporated under Luxembourg Law. Arcelor is registered at the Luxembourg Registrar of Trade and Commerce under the number B 82454.

Incorporation date and duration

Arcelor was incorporated on 8 June 2001 for an unlimited period.

Company objective

The main objective of the Company is the manufacture, processing and distribution of steel, steel products and all other metal products, as well as all products and materials used in their manufacture, processing and distribution, and in all industrial and commercial activities directly or indirectly linked to these products; including research and the creation, acquisition, holding, use and sale of patents, trademarks, know-how and, more generally, intellectual and industrial property rights.

Consultation of legal documents relating to the issuer

The statutes of Arcelor are available for consultation at the Company headquarters, and at the Luxembourg Registrar of Trade and Commerce, the Trade Registrar of Brussels, the Trade Registrar of Paris, and in Spain at the CNMV, the Spanish Stock Exchange and the Spanish Liaison Entity.

The financial statements, the non-consolidated financial statements and the semi-annual and quarterly financial statements published by the Company are available for consultation at the Company headquarters, where a copy may be obtained. The non-consolidated financial statements and the consolidated financial statements are also available at the Luxembourg Registrar of Trade and Commerce, in Belgium at the National Bank of Belgium and in France at the COB. In Spain, these documents as well as semi-annual and quarterly financial statements are available at the CNMV, the Spanish Stock Exchange and the Spanish Liaison Entity.

Financial year

The financial year of Arcelor is for the twelve month period, beginning on 1 January and ending on 31 December of each year.

SECURITIES MARKET OF ARCELOR - EVOLUTION OF THE RATE ON ARCELOR BONDS (O.C.E.A.N.E.)

Average monthly rate (in EUR)	*O.C.E.A.N.E. 2005*	*O.C.E.A.N.E. 2006*	*O.C.E.A.N.E. 2017*
February 2002 (from 26 February until 28 February)	21.03	16.23	-
March 2002	21.23	16.39	-
April 2002	21.12	16.16	-
May 2002	20.76	15.93	-
May 2002 (from 15 May until 31 May)	-	-	19.42
June 2002	20.42	15.53	19.16
July 2002	20.29	15.09	18.91
August 2002	19.82	13.99	17.92
September 2002	19.93	14.16	18.18
October 2002	19.93	13.91	18.01
November 2002	20.31	14.31	18.70
December 2002	20.52	14.39	19.16
January 2003	20.04	14.12	19.08

Information on the shareholders' equity of Arcelor, and on the shares representing this equity, may be found at page 16 of volume 1 of this report

LITIGATION

The Usinor group (by way of its subsidiary companies, Sollac S.A. and Ugine S.A.) sought to penetrate the North American market in the mid-1990s with an aluminised stainless steel product, made in accordance with its American patent and intended for the manufacture of exhaust pipes for the automotive industry.

In 1998, AK Steel Corporation and Armco Inc. brought Sollac S.A. and Ugine S.A. before the Federal Court of Ohio (United States of America – 'U.S.') with charges of counterfeiting.

In 2002, the Federal Court of Ohio returned a verdict in favour of Sollac S.A. and Ugine S.A. following the judges' decision that the patents used by Usinor's subsidiaries were valid and not in breach of the patents of AK Steel Corporation and Armco Inc., thereby clearing Sollac S.A. and Ugine S.A.. AK Steel subsequently appealed against this decision before the Federal Court of Appeal of Ohio.

In 2000, Sollac S.A. and Ugine S.A., who merged in 2002 with Usinor S.A. (and subsidiaries of this latter - Usinor Stainless Steel and Hague Steel Corporation), engaged in an antitrust action before the Federal Court of Ohio against AK Steel. This action is ongoing.

BARRIERS TO TRADE

Free trade requirements have led to the development of defence measures, by various countries, to regulate international trade. The most significant trade defence measures are anti-dumping legislation, legislation on granting subsidies, safeguard clauses and agreements on establishing voluntary limits. These measures were adopted at an international level, by way of the GATT agreements, of which the most recent dates from 1995.

In recent years, there have been significant developments with regard to trade defence measures and, in particular, the implementation of anti-dumping legislation and legislation on granting subsidies by an increasing number of countries. This general trend has been exacerbated by the opening of an enquiry into the safeguard clauses initiated by the U.S. in June 2001.

Safeguard measures seek to protect national industries where products are imported in increasing quantities and where this destabilises, or threatens to destabilise, the local industry. Such measures are not, however, intended to challenge 'unfair' practices.

Anti-dumping duties are intended to eliminate the sale of merchandise at lower prices abroad than on the home market. They are equivalent to the difference between the sale price on the home market and the sale price on the export market.

Duties on subsidies are intended to cancel out the effect of the benefits arising from subsidies on imports, whether direct or indirect.

ANTI-DUMPING MEASURES AND MEASURES ON GRANTING SUBSIDIES

Defensive actions

UNITED STATES

Flat carbon steel

Certain flat carbon steel products manufactured by Arcelor in France are subject to anti-dumping duties and duties on subsidies in the U.S.. Anti-dumping duties (10.41%) and duties on subsidies (5.56% for subsidiaries consolidated in the Usinor group and 6.86% for GTS Industries) have been applied to imports of strong steel plates and sheeting from France since November 1999 through to 2004. These rates are subject to annual adjustments in accord with U.S. Law. Every five years the U.S. Trade Department and the International Trade Commission (ITC) must perform a review (a sunset review) to decide upon any possible revocation of the anti-dumping duties and duties on subsidies. The next five-yearly review on strong steel plates and sheeting will take place in 2004.

Since 1993, anti-dumping duties and duties on subsidies have also been applicable to imports from Belgium and Spain. Cockerill Sambre is therefore subject to anti-dumping duties of 6.75% and duties on subsidies of 23.15%. Imports of made-to-measure steel sheeting of the Aceralia group are subject to anti-dumping duties of 105.61% and duties on subsidies of 36.86%. These duties were renewed in December 2000 through to 2005, as a result of the five-yearly review (sunset review). These rates are also subject to annual review and adjustment.

Imports of cold-rolled anti-corrosive flat products from France have been subject to anti-dumping duties (29.41%) and duties on subsidies (15.13%) since 1993. Arcelor appealed against these rates before the U.S. Court of International Trade. These duties were renewed until 2005 further to the five-yearly review (sunset review). They may be subject to annual review and adjustment.

Finally, in 2001, proceedings began in respect of the import of certain cold-rolled flat products from Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, Korea, The Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey and Venezuela. Ultimately, the ITC determined that the U.S. steel industry had not been destabilised by imports from these countries. Consequently, the enquiry, which had been ongoing since June 2001, was closed.

Long carbon steel
On 10 May 2002, the U.S. Trade Department resolved to impose anti-dumping duties on imports of long carbon steel products from Luxembourg, Germany and Spain despite the fact that the ITC had specified that the U.S. steel industry had not been destabilised by imports from these countries. Consequently, the enquiry, which had been ongoing since June 2001, was closed. This decision was appealed against by a number of American steel producers before the U.S. Court of International Trade.

Stainless steel

• Flat stainless steel
Imports of stainless steel sheets to the U.S. from France are subject to both anti-dumping duties (1.44%) and duties on subsidies (1.27%). These rates are currently under review by the U.S. Trade Department.

• Long stainless steel
Imports of stainless steel wire to the U.S. from France are subject to anti-dumping duties of 7.19%. This rate is to be revised annually. The next five-yearly review (sunset review) will take place in 2005

• Stainless steel bars
In 2001 and 2002, the U.S. Administration opened an enquiry following complaints made in December 2000 by U.S. producers against the import of stainless steel bars from France and Italy. It was revealed, however, that bars from Italy were not being sold below their value, and so the enquiry was closed and the bars from Tréfilerie Bedini may now be imported to the U.S. without incurring anti-dumping duties. Conversely, stainless steel bars imported to the U.S. from France were shown to be being sold below their value. Imports of bars from Ugine Savoie-Imphy, and its subsidiaries, to the U.S. are, accordingly, subject to anti-dumping duties of 3.9%.

• Strong stainless steel coils
Imports from Belgium, in particular, have been subject to anti-dumping duties and duties on subsidies since 1998 and 1997 respectively. Following a number of reviews, the rate of the anti-dumping duty on coils imported to the U.S. by ALZ has been fixed at 1.78%. The rate of the duty on subsidies has also been fixed at 1.78%. These rates are subject to annual review.

BRAZIL
In May 2000, the Brazilian government imposed anti-dumping duties of 30.9% on imports from Ugine of cold-rolled stainless steel sheets no thicker than 3mm.

INDIA
On 3 October 2002, the Indian government imposed anti-dumping duties on imports of cold-rolled stainless steel from the U.S., Japan, Canada and the European Union. Ugine & ALZ Belgium actively participated in the enquiry which resulted in the imposition of duties of 30.4% on product type 316, 46.77% on product type 304 and 265% on product type 430. Other companies within the European Union are subject to duties of 46.77% on all products of the type 300, and 265% on all products of the type 400 and on all other product categories.

CANADA
In December 2000, the Canadian government opened an enquiry into steel imports from a number of countries, including Portugal (Lusosider).

In 1994, anti-dumping duties and duties on subsidies of 75.3% were imposed on imports from Aceralia of hot-rolled carbon steel sheeting and certain anti-corrosive steel sheeting. These measures were confirmed in 1999 and will be reviewed prior to September 2004.

VENEZUELA
On 1 November 2001, the Venezuelan government opened an enquiry to determine if anti-dumping duties and duties on subsidies should be imposed on imports of certain types of girders from Aceralia.

Offensive actions: European Union

Flat carbon steel
In February 2000, the European Commission implemented anti-dumping duties on Taiwan (3.9% to 24.9%) and the former Yugoslav Republic (15.4%), and duties on subsidies for Taiwan (3.9% to 4.4%) for the import of hot coils. Price commitments were concluded with Bulgaria and India.

A definitive decision in June 2000 on plates fixed anti-dumping duties at 13.1% for imports from China and ratified the price commitments concluded with India and Romania. Imports from these countries will be subject to anti-dumping duties only if their prices fall below a minimum price threshold.

Long stainless steel
In response to the measures taken by the Indian government in 1999, the European Union decided to impose definitive anti-dumping duties (of up to 55%) and duties on subsidies (of up to 48.9%) on imports from India of stainless drawn wire.

SAFEGUARD CLAUSES

U.S.: machine wire
Imports of most types of machine wire from all countries (except Canada and Mexico) are subject to a maximum quota. On 21 November 2001, it was determined to fix the quota for member states of the European Union at 419,948 tonnes

U.S.: certain types of steel
On 20 March 2002, in virtue of section 201 of the U.S. Trade Act of 1974, the President of the U.S. imposed customs duties for a three-year period on certain types of flat steel products; in particular steel plates, strong metal sheeting, concrete columns, hot-rolled products, cold-rolled products, re-coated products, tinplated steel, hot-rolled bars, cold-rolled bars, certain tubes, certain carbon steel and alloyed accessories, stainless steel bars, stainless steel machine wire and steel alloy tools. These customs duties have been fixed at 30% for flat carbon products, 15% for tubes, concrete columns and stainless steel bars, and 8% for wire.

In March 2003, these duties will be reduced to 24%, 12%, 10% and 7% respectively. In March 2004, these duties will be further reduced to 18%, 9%, 7% and 6% respectively. Imports of plates will be subject to a quota of 4.9 million tonnes in the first year, 5.35 million tonnes in the second year and 5.81 million tonnes in the third year. Imports in excess of these annual quotas will be subject to the same duties as those imposed each year on flat carbon products.

Customs duties do not include those countries, which are signatories to the Free Trade Agreement with the U.S., notably Canada, Israel, Jordan and Mexico, as well as certain developing countries, which are members of the WTO. Exports of such products are exempt from customs duties so long as they do not exceed 3% of total imports to the U.S. from each country or 9% of total imports from all such countries.

Furthermore, safeguard clauses make it possible to negotiate individual exclusions on products. Arcelor and its subsidiaries manufacture many products, which are not manufactured by the U.S. steel industry. In 2002, Arcelor entered into successful negotiations with the U.S. Administration for the exclusion of more than 70 of its products. This year, the U.S. government will consider a number of new applications for exclusions on Arcelor products. Decisions on the acceptance or refusal of these new products are expected in April or May 2003.

These measures concern products of ACB, Aceralia Planos, Aceralia Perfiles, Aceralia Redondos, Laminoir de Dudelange, Galvalange, Segal, Sidmar, Stahlwerke Bremen, Ares, ProfilArbed, Acesita, Cockerill Sambre, Eko Stahl, Lusosider, Sollac, Sprint Metal, Ugine Savoie Imphy, Usinor Industeel and Usinor Packaging.

Europe: certain types of steel
Further to the decisions taken by the U.S. Administration in respect of customs duties, the European Commission decided, on 27 September 2002, to impose safeguard measures in an attempt to protect European steel manufacturers from a significant increase in low-priced steel imports. These measures have resulted in the import of certain products being subject to quotas.

Canada: flat carbon steel and alloys, certain long steel products and alloy products
On 4 July 2002, the Canadian government decided that imports of five specific products had destabilised the Canadian steel industry: a) certain steel plates; b) cold-rolled steel (in coils and in sheets); c) corner plates and profiles; d) reinforcing bars; and e) standard pipes. Imports of four other products (hot-rolled coils and sheets, anti-corrosion coils and sheets, hot-rolled bars, and cold-rolled bars) were identified as being other factors or potential factors in destabilising the industry.

Consequently, the Canadian government decided to impose customs duties for a three-year period on the first five products detailed above. Quotas were fixed at between 231,000 and 371,000 tonnes per year. Customs duties to be applied to imports in breach of these quotas have been set at between 7% and 25%.

OECD (Organisation for Economic Cooperation and Development
The OECD has divided the major steel manufacturers into two working groups. The first group is responsible for defining the principles of an agreement intended to reduce or eliminate competition issues in the steel industry. The second work group examines the best ways of managing production levels, including issues such as plant closures. The two working groups are to meet every quarter of the current year so as to be able to present their conclusions at the end of 2003.

WTO (World Trade Organisation)
On 3 June 2002, the Court of Arbitration of the WTO set up a commission to look at the safeguard measures implemented by the U.S. on certain steel products. A decision on the legality of the U.S. safeguard measures is expected during August 2003, in accordance with the regulations governing the WTO.

AGREEMENTS ON ESTABLISHING VOLUNTARY LIMITS

The European Union has negotiated partnership and cooperation agreements with the member countries of the Community of Independent States (CIS), which was created following the collapse of the former USSR.

In theory, participants to this agreement select the favoured country with regard to customs duties. The agreements also require the elimination of quantitative restrictions and other barriers to trade.

In 1995, the European Union terminated its policy of independent quantitative quotas on the CIS, and concluded bilateral agreements with Russia and the Ukraine, and then with Kazakhstan, on the import of most steel products from these countries, as detailed in the ECSC treaty. These agreements came into force in 1997 for Russia and the Ukraine, and on 1 January 2000 for Kazakhstan. Provisionally, they were supposed to be terminated on 31 January 2001 unless extended by the WTO membership or due to the level of progress made on restructuring. The agreements are currently under negotiation by the European Union and are expected to be updated to take account of higher quotas.

Transitory measures have been put in place in preparation for the complete and upcoming liberalisation of the steel market in these countries, whilst respecting competition laws, state aid and environmental protection. These measures authorise the financial and technical assistance necessary for the restructuring of the steel industry.

DISPOSALS

On 21 November 2001, the European Commission authorised the integration of Aceralia, Arbed and Usinor to form Arcelor, subject to the disposal of a number of steel producing and distributing companies of the combined Group, as follows:

Company	*Activity*	*% to be sold*
Finarvedi (ISP Arvedi), Italy (1)	Hot-dip galvanising	39.9
Galmed, Spain	Hot-dip galvanising	75.5
Lusosider, Portugal	Cold-rolled products	50
	Hot-dip galvanising	50
	Tin-plating	50
Segal, Belgium	Hot-dip galvanising	66.6
Beautor, France	Cold-rolled products	100
	Electro-galvanising	100
Laminoir de Dudelange, Luxembourg (2)	Hot-dip galvanising	100
Strasbourg, France	Hot-dip galvanising	100
	Organic coating	100
Cofrafer, France	Processing	100
	Distribution	100
	Oxy-cutting	100
Bamesa Espagne, Portugal (3)	Processing	49

(1) Divestment is limited to the hot-dip galvanising line under construction.
(2) Divestment is limited to the hot-dip galvanising line.
(3) Excludes Bamesa Celik (Turkey).

In accordance with the disposal commitments entered into by Arcelor with the European Commission at the time of the Group's creation, Arcelor has concluded the following agreements:

• On 10 October 2002, Arcelor announced that it had completed the disposal of the 49% held by Usinor in the Spanish group of service centres, Bamesa Aceros. 14% was transferred to the Spanish group, Armasfi, and 35% was transferred to the Turkish group Borusan.

• On 10 December 2002, Arcelor concluded an agreement in principle on the disposal to the Duferco group of the Beautor hot-dip galvanising line (cold-rolled products and electro-galvanisation) located in Beautor (France) and of Sorral (hot-dip galvanising and laminating) located in Strasbourg (France). The disposals contract was signed on 20 December 2002. This transaction was approved by the European Commission on 13 February 2003, with the actual transfer of shares planned for 31 March 2003.

• On 18 February 2003, Arcelor concluded an agreement with ThyssenKrupp Stahl on the disposal of Galmed, its hot-dip galvanising line, located in Sagunto (Spain). Galmed is a subsidiary in which Arcelor holds 75.5% (51% of the capital is held by Aceralia Corporacion Siderurgica and 24.5% is held by Sollac Méditerranée). The remaining 24.5% of the capital was already held by the ThyssenKrupp Stahl group which will become the 100% owner of Galmed upon the completion of the transaction. This disposal agreement is subject to the approval of the European Commission. On approval, the actual transfer of shares was planned for 31 March 2003.

• Further discussions are taking place with potential buyers for the disposal of participations in Lusosider (50%) and Segal (66.6%). However, Corus recently expressed an interest in exercising its pre-emption rights on these two companies.

• A disposal agreement has been signed by Arcelor and Bamesa Aceros for the sale of the head offices of Cofrafer, located at Bonneuil sur Marne. The European Commission was notified of this disposal and has given its approval. Furthermore, the offices of Villeurbanne and Laudun, subsidiaries of Sadena, were transferred to Mr Pascal Piveteau on 13 March 2003. An application for the extension of the deadline on disposals was made to the European Commission for the French oxy-cutting subsidiaries located at Troyes (Flagerba) and in Normandy (Orn'oxycoupage), for which a disposal agreement was signed on 20 March 2003 with the Oxymétal group.

• Negotiations on the galvanising line at Dudelange are at an advanced stage. The European Commission has granted an extension of three months for the completion of this operation and an extension of six months for the disposal of the Finarvedi galvanising line.

Financial information

The financial section of the Annual Report 2002 contains four parts :

1. The consolidated management report.

2. The consolidated financial statements of the Arcelor group, prepared in accordance with International Financial Reporting Standards ('IFRS'), are based on the business combination of Aceralia, Arbed and Usinor as at 28 February 2002 being accounted for according to the acquisition method.

3. The pro-forma consolidated financial statements of the Arcelor group, prepared on the assumption that the business combination took place on 31 December 2001.

4. The annual accounts of the parent company, Arcelor S.A.

Consolidated management report

Introduction

The Arcelor group was created on the merger of Aceralia, Arbed and Usinor, which was effective on 28 February 2002. This merger was accounted for under the acquisition method and in accordance with International Financial Reporting Standards ('IFRS'). Usinor qualified as the acquiring entity.

In accordance with this principle, the income statement of the Group, for the financial year 2002, comprises two months' activity of the Usinor group and ten months' activity of the combined Arcelor group.

The comparative figures presented for 2001 are those of the Usinor group, reclassified in accordance with the accounting policies adopted by Arcelor.

Key figures

In EUR million	2002 (Arcelor)	2001 (Usinor)
Revenue	24,533	15,075
Variation	62.7%	-
Gross operating result	1,811	310
Operating result	680	(709)
Net profit/(loss) (Group share)	(186)	(713)

In EUR million	2002 (Arcelor)	2001 (Usinor)
Shareholders' equity*	8,020	4,950
Net financial debt	5,993	3,050
Net financial debt/ Shareholders' equity	74.7%	61.6%

*including minority interests and excluding net negative goodwill on acquisition.

Revenue

Following the merger of Aceralia, Arbed and Usinor, the Arcelor group generated EUR 24,533 million in revenue, representing an increase of 62.7% on that of the Usinor group during the previous year (EUR 15,075 million).

Gross operating result

The gross operating result increased to EUR 1,811 million compared with EUR 310 million for Usinor in 2001. The gross operating result equates to 7.4% of sales revenues compared with 2.1% in the prior year.

Operating result

After depreciation charges of EUR 1,234 million and the amortisation of net positive goodwill of EUR 103 million, the operating result of the Group was EUR 680 million for the year to December 2002 compared with a loss of EUR 709 million for the year to December 2001.

Net profit/(loss) (Group share)

The 2002 financial year closed with a net loss (Group share) of EUR 186 million compared with a net loss of EUR 713 million for the Usinor group in the year to December 2001.

Shareholders' equity

Shareholders' equity, including minority interests but excluding net negative goodwill on acquisition amounted to EUR 8,020 million at December 2002 compared to EUR 4,950 million at December 2001. Net financial debt increased to EUR 5,993 million at December 2002 compared with EUR 3,050 million for the Usinor group at December 2001. The net financial debt/equity ratio stood at 74.7% at the end of December 2002.

Evolution of the main sectors

Flat carbon steel

In EUR million	**2002** (*Arcelor*)	**2001** (*Usinor*)
Revenue	12,312	8,312
Variation	48.1%	-
Gross operating result	909	169
% of revenue	7.4%	2.0%

Revenue generated by the Group's flat carbon sector increased by 48.1% to EUR 12,312 million in the year to December 2002 compared to EUR 8,312 million in 2001 (Usinor group). This increase is due, in part, to the inclusion of the flat products of the former Aceralia and Arbed groups

During 2002, a marginal overall reduction was recorded in the average price of flat carbon steel despite a recovery in prices in the second half of the year.

Long carbon steel

In EUR million	**2002** (*Arcelor*)	**2001** (*Usinor*)
Revenue	3,605	*
Variation		-
Gross operating result	484	*
% of revenue	13.4%	-

* No comparative sector within Usinor.

The Arcelor group recorded revenues from its long carbon steel sector of EUR 3,605 million. The underlying increase in volumes positively influenced the revenue levels for this sector.

The gross operating result achieved was EUR 484 million, reflecting an increase in the price of scrap materials against the sales price of the Group's main steel products.

Stainless steel

In EUR million	**2002** (*Arcelor*)	**2001** (*Usinor*)
Revenue	4,097	3,393
Variation	20.7%	-
Gross operating result	197	(81)
% of revenue	4.8%	(2.4%)

Revenue from the stainless steel sector increased to EUR 4,097 million. This represented an increase of 20.7% on the prior year and is attributable to the inclusion of the stainless steel activities of the former Arbed group.

The year to December 2002 was marked by improved results as a result of the increased prices for flat stainless steel products, enhanced returns resulting from the Group synergies achieved and intensive efforts to achieve the continued development of the efficiencies of the operating units within the sector.

Distribution, processing and trading

In EUR million	**2002** (*Arcelor*)	**2001** (*Usinor*)
Revenue	8,780	5,140
Variation	70.8%	-
Gross operating result	294	166
% of revenue	3.3%	3.2%

The distribution, processing and trading sector recorded revenues of EUR 8,780 million. Underlying this result are general increases in the price of metals with the result that certain markets are witnessing significant reductions in demand levels. The revenue levels achieved in 2002 represent an increase of 70.8% on that achieved by Usinor in 2001.

The gross operating profit remains stable at 3.3% of sales revenue compared with 3.2% in the prior year.

Research and development activities

In order to meet its core objectives the Arcelor group plans, for each if its four main sectors of activity the following:

• to optimise the organisational structure, and to improve productivity, competitiveness and flexibility in order to better serve its customers;

• to offer the same range of innovative products and services throughout the world in order to meet the demands of global customers;

• to offer a wide range of products, and to add value to the product portfolio through complementarity and innovation.

The Group's strategy is based on research activities to achieve the continued improvement of products and services offered, and on a multi-market, multi-process and multi-product approach. Arcelor plans to build on its steel solutions strategy, to challenge substitute products and to develop new applications in the field of construction with the potential combination of long and flat carbon steel products.

Furthermore, the key changes required in features (lighter materials, safety, durability, design) will influence the development of new products. The continued removal of stages of processing by customers, compliance with hygiene, safety and environmental measures, the ongoing search for improved flexibility and reduced cost levels will influence the development of new processes and new products. Developments established by a particular sector are shared to benefit the Group as a whole, thereby improving the return on strategic investments. All innovations are developed in close cooperation with our customers' needs.

In addition, an alliance with Nippon Steel Corporation gives rise to attractive opportunities with regard to the enhancement of client satisfaction levels, the optimisation of research and development procedures, and the acceleration of results.

Post balance sheet events

At the Board of Directors meeting of 24 January 2003, the Board was informed of the findings of various strategic studies undertaken during the course of the prior year. These studies are intended to define the major strategic orientations of the Group. General management have been instructed to undertake all necessary measures, in terms of targeting future investments at the more competitive sites, in order to guarantee the performance of the whole Group. This decision will result in significant planned repairs to various blast furnaces at continental European sites (planned for 2004 to 2010) not being undertaken. In order to facilitate the implementation of the necessary structural changes, the Group has committed itself to constructive negotiations to prepare for the future.

With regard to commitments on disposals as entered into with the European Commission, Arcelor concluded the disposal agreement, on 18 February 2003, with ThyssenKrupp Stahl for the Galmed hot-dip galvanizing line located in Sagunto (Spain). Upon completion of the transaction, ThyssenKrupp Stahl will own the entire issued share capital of Galmed. The disposal agreement is subject to the approval of competition authorities.

Prospects

In the light of the political and economic uncertainties facing us in 2003, the Group has reaffirmed its objective of achieving the strategic objectives defined at the time of the merger, to follow up on its implementation of synergies and to reduce its levels of financial debt.

In addition, the Group has reaffirmed its intention to tailor its product/service range with respect to the evolution of market demand and margins. The Group anticipates improved levels of performance in 2002 as a result of an increase in average sales prices, continued stock control procedures and significant progress on management profits and synergies.

Own shares

The Extraordinary Shareholders' Meeting of 11 December 2001 authorised the Board of Directors to purchase shares in the Company, or to have other Group companies purchase shares, as per Article 49b of the Law on Commercial Companies ('the Law'). This permission was granted for a period of 18 months (through to 11 June 2003) and authorises the purchase of a maximum of 10% of the subscribed capital in the price range of EUR 5 to EUR 25 per share. On 25 April 2003, a proposal will be made to the General Meeting of Ordinary Shareholders to renew this period of 18 months (through to 25 October 2004) during which such shares may be purchased.

Arcelor S.A. did not directly hold any of its own shares during the year ended 31 December 2002.

On the conclusion of the bid for shares made by Arcelor in respect of the shares of Aceralia, Arbed and Usinor, during February and March 2002, the Arcelor group held 68,420,405 own shares, of which 73,100 should be considered in respect of the limit of 10% of subscribed capital as stated by Article 49-2 of the Law.

As at 31 December 2002, the Arcelor group held 48,667,232 own shares, representing 9.1% of the total number of shares issued with a total net value of EUR 243,336,160. 14,394,391 of these 48,667,232 own shares held must be considered in respect of the above-mentioned limit of 10%. 9,988,470 of the 48,667,232 own shares held have voting rights. (*)

During the period from the conclusion of the bid for Aceralia, Arbed and Usinor shares and 31 December 2002, the Arcelor group was involved in the following transactions in relation to its own shares.

The Arcelor group purchased 214,990 own shares, with a cost of EUR 1,074,950 or 0.04% of the subscribed capital, as at 31 December 2002. The purchase price for the acquisition of these shares fell within the price range of EUR 5 to EUR 16.41 per share.

These purchases were made by the return of original shares of Arcelor from two trustee banks, an over-the-counter purchase in accordance with the specific conventions on takeover bids for shares, and purchases with a view to attribute shares to the Group's stock option plans.

Conversely, the Arcelor group disposed of a total of 19,968,163 own shares, with a cost of EUR 99,840,815 or 3.75% of subscribed capital, as at 31 December 2002. The sales proceeds on the disposal of these shares fell within the price range of EUR 11.14 to EUR 15 per share.

The most significant disposals were made by the return of shares as convertible loan stock, a share exchange with Staal Vlaanderen for 34,853 shares of ALZ and the lending of shares.

(*) The 9,988,470 shares concerned were transferred to another company of the Arcelor group in 2003, which resulted in a suspension of the related voting rights.

	Own shares as at 31 December 2002
Arbed S.A.	14,266,450
Aceralia International B.V.	9,988,470
Usinor S.A.	126,328
Sidmar N.V	24,280,501
Aceralia S.A.	1,613
TrefilArbed Bissen S.A.	3,870
TOTAL	**48,667,232**

Consolidated **financial statements**
in accordance with IFRS

CONSOLIDATED INCOME STATEMENT

In EUR million	**2002 (Arcelor)**	**2001 (Usinor)**
REVENUE (NOTE 26)	**24,533**	**15,075**
Other operating income	433	58
Own work capitalised	(25)	(359)
Cost of sales	(11,974)	(6.764)
Other external expenses	(5,962)	(4,162)
Staff costs (Note 20)	(4,699)	(2.835)
Depreciation and amortisation expenses	(1,234)	(922)
Amortisation of goodwill	103	(97)
Other operating expenses	(495)	(703)
OPERATING RESULT	**680**	**(709)**
Net financing costs (Note 21)	(434)	(354)
Share of profits in companies accounted for using the equity method	102	8
RESULT BEFORE TAX	**348**	**(1,055)**
Income tax expense (Note 22)	(488)	290
RESULT AFTER TAX	**(140)**	**(765)**
Minority interests	(46)	52
NET RESULT – GROUP SHARE	**(186)**	**(713)**
Earnings per share, in EUR (Note 14)		
basic	(0.38)	(3.06)
diluted	(0.38)	(3.06)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

ASSETS *In EUR million, for the year ended 31 December*	2002 (Arcelor)	2001 (Usinor)
Non-current assets		
Intangible assets (Note 4)	(950)	(824)
Property, plant and equipment (Note 5)	9,268	4,674
Investments accounted for using the equity method (Note 6)	1,780	1,623
Other investments (Note 7)	466	192
Receivables and other financial assets (Note 8)	766	433
Deferred tax assets (Note 22)	1,523	1,396
TOTAL NON-CURRENT ASSETS	**12,853**	**7,494**
Current assets		
Inventories (Note 9)	6,091	3,211
Trade receivables (Note 10)	4,320	2,833
Other receivables (Note 11)	1,333	705
Cash and cash equivalents (Note 12)	1,239	1,125
TOTAL CURRENT ASSETS	**12,983**	**7,874**
TOTAL ASSETS	**25,836**	**15,368**

EQUITY AND LIABILITIES *In EUR million, for the year ended 31 December*	2002 (Arcelor)	2001 (Usinor)
Equity		
Subscribed capital	2,662	768
Share premium	4,791	745
Consolidated reserves	(484)	2,558
Translation reserve	(237)	72
TOTAL SHAREHOLDERS' EQUITY (NOTE 13)	**6,732**	**4,143**
MINORITY INTERETS (NOTE 15)	**661**	**58**
Non-current liabilities		
Employee benefits (Note 16)	4,594	2,642
Interest-bearing liabilities (Note 17)	1,961	1,245
Other provisions (Note 18)	1,059	341
Deferred tax liabilities (Note 22)	359	102
Other liabilities	205	7
TOTAL NON-CURRENT LIABILITIES	**8,178**	**4,337**
Total non-current liabilities		
Trade payables	4,111	2,632
Interest-bearing liabilities (Note 16)	3,821	2,323
Other amounts payable (Note 19)	2,023	1,430
Other provisions (Note 18)	310	445
TOTAL CURRENT LIABILITIES	**10,265**	**6,830**
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND LIABILITIES	**25,836**	**15,368**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

In EUR million, for the year ended 31 December	**2002 (Arcelor)**	**2001 (Usinor)**
Operating activities		
Result after tax	(140)	(765)
Loss / (profit) of companies accounted for using the equity method, net of dividends	(61)	(9)
Amortisation and depreciation of tangible and intangible assets	1,234	1,019
Net movement in provisions	(53)	(77)
Loss / (profit) on disposal of assets	(23)	(9)
Other items	437	144
Dividends received	29	36
Changes in working capital	523	977
CASH FLOWS FROM OPERATING ACTIVITIES (*)	**1,946**	**1,317**
Investing activities		
Acquisition of tangible and intangible assets	(1,312)	(725)
Acquisition of Arbed / Aceralia, net of cash acquired (Note 3)	1,035	-
Acquisitions of other subsidiaries, net of cash acquired (Note 3)	(30)	(107)
Acquisitions of financial assets	(405)	-
(Increase) / decrease of associated receivables		(41)
Disposal of tangible and intangible assets	37	62
Disposal of subsidiaries, net of cash disposed	48	-
Disposal of financial assets	36	61
CASH FLOWS FROM INVESTING ACTIVITIES	**(591)**	**(750)**
Financing activities		
Proceeds from the issue of share capital	33	20
Dividends paid	(167)	(152)
Proceeds from borrowings	2,464	684
Repayment of borrowings	(3,581)	(586)
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,251)**	**(34)**
Effect of exchange rate fluctuations on cash held	10	10
NET INCREASE IN CASH AND CASH EQUIVALENTS	**114**	**543**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,125	582
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,239	1,125

(*) Including taxes paid in an amount of EUR 82 million (2001 : 31 million) and net interest paid in an amount of EUR 387 million (2001 : 137 million).

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In EUR million	*Subscribed capital Arcelor*	*Share premium Arcelor*	*Subscribed capital Usinor*	*Share premium Usinor*	*Own shares*	*Other consolidated reserves*	*Foreign currency conversion*	*Shareholders' equity (Note 13)*	*Minority interests (Note 15)*	*Total*
31 DECEMBER 2000	**-**	**-**	**764**	**733**	**(271)**	**3,392**	**(68)**	**4,550**	**704**	**5,254**
Profit and loss										
Profit for the year 2001	-	-	-	-	-	(713)	-	(713)	(52)	(765)
IFRS adjustments	-	-	-	-	-	9	-	9	-	9
Foreign exchange difference	-	-	-	-	-	-	140	140	1	141
Distribution and transactions with shareholders										
Dividends paid	-	-	-	-	-	(130)	-	(130)	(23)	(153)
Increase in share capital	-	-	4	12	-	-	-	16	-	16
Own shares	-	-	-	-	271	-	-	271	-	271
Other	-	-	-	-	-	-	-	-	26	26
Purchase of minority interests	-	-	-	-	-	-	-	-	(598)	(598)
31 DECEMBER 2001	**-**	**-**	**768**	**745**	**-**	**2,558**	**72**	**4,143**	**58**	**4,201**
Profit and loss										
Profit for the year 2002	-	-	-	-	-	(186)	-	(186)	46	(140)
Foreign exchange difference	-	-	-	-	-	-	(309)	(309)	(297)	(606)
Distribution and transactions with shareholders										
Business combination of Usinor, Arbed and Aceralia	2,642	4,755	(768)	(745)	(892)	(1,938)	-	3,054	865	3,919
Additional minority interests in Usinor	-	-	-	-	-	(100)	-	(100)	100	-
Dividends paid	-	-	-	-	-	(98)	-	(98)	(36)	(134)
Increase in share capital	20	36	-	-	-	-	-	56	-	56
Utilisation of and profit on the sale of own shares	-	-	-	-	147	(37)	-	110	(1)	109
Convertible bonds	-	-	-	-	-	62	-	62	1	63
Purchase of minority interests	-	-	-	-	-	-	-	-	(75)	(75)
31 DECEMBER 2002	**2,662**	**4,791**	**-**	**-**	**(745)**	**261**	**(237)**	**6,732**	**661**	**7,393**

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in EUR million, unless indicated otherwise.

The accompanying notes form an integral part of these consolidated financial statements.

NOTE 1 - **GENERAL**

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 in the context of the project of the proposed business combination of Aceralia, Arbed and Usinor; which was completed on 28 February 2002.

According to International Financial Reporting Standards ('IFRS', formerly known as 'IAS'), and specifically under IAS 22, the business combination between Aceralia, Arbed and Usinor, the acquiring entity, has been accounted for using the purchase method of accounting. Based on this principle, the comparative information shown relate to the Usinor group, adjusted to bring them in line with Arcelor accounting policies.

The consolidated financial statements as at 31 December 2002 present the financial position of the Company and of its subsidiaries (hereafter 'the Group'), as well as the interests of the Group in associated companies and jointly controlled entities.

The Group consolidated income statement for the year ended 31 December 2002 includes two months of operations of the Usinor group and ten months of operations of the Arcelor group.

The Board of Directors authorised the publication of the 2002 financial statements on 27 February 2003. These financial statements will become final once approved by the annual general meeting of shareholders.

The consolidated financial statements have been prepared in accordance with IFRS. This implies that the Group makes some estimates and assumptions having an impact on the balance sheet and on the income statement for the period. Changes in facts and circumstances may lead the Group to change these estimates.

NOTE 2 - **ACCOUNTING POLICIES**

Statement of compliance

The consolidated financial statements as at 31 December 2002 are prepared in accordance with International Financial Reporting Standards ('IFRS') adopted by the International Accounting Standards Board ('IASB') and the interpretations of those standards published by the International Financial Reporting Interpretations Committee ('IFRIC').

The Group is using IFRS for the first time for the year ended 31 December 2002. The adjustments resulting from the change from French GAAP, as applied by the Usinor group, and the application of the new accounting policies of the Arcelor group are shown in shareholders' equity in the opening balance sheet as at 31 December 2000. This has been done in order to show the retroactive application of IFRS in accordance with the interpretation of the Standing Interpretation Committee ('SIC'), specifically SIC 8. A reconciliation between Group shareholders' equity as at 31 December 2001, and Usinor group shareholders' equity, determined according to French legal and regulatory requirements, is shown in note 28.

The consolidated financial statements have been prepared in accordance with the requirements of section XVI of the Luxembourg Law of 10 August 1915 on commercial companies, with the specific exception of the accounting and valuation of financial instruments following the adoption, in 2001, of IAS 39. Moreover, the presentation of the consolidated balance sheet and income statement is different from that required by Law. In the opinion of the directors, the presentation chosen more appropriately reflects the Group's financial situation. Note 29 shows a reconciliation between the net profit and shareholders' equity of the Group, and the amounts which would have been obtained had Luxembourg's legal and regulatory requirements been followed.

Presentation of consolidated financial statements

The consolidated financial statements are prepared in Euro ('EUR'), rounded to the nearest million.

The consolidated financial statements of the Group are prepared on the basis of the historical cost convention with the exception of the following assets and liabilities, which are stated at their fair value: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at their fair value in respect of the risk hedged.

Assets intended to be disposed of or consumed during the Group's normal course of operations, assets held with a view to being sold in the twelve months following the year-end as well as cash and cash equivalents are considered current. All other assets are considered non-current. Liabilities falling due during the Group's normal course of operations or in the twelve months following the year-end are considered current. All other liabilities are considered non-current.

Comparative information given for the financial year 2001 represents Usinor group's historical figures, adjusted to reflect the accounting policies adopted by Arcelor.

Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where the Group holds more than half of the voting rights.

The financial statements of the significant subsidiaries are included in the consolidated financial statements from the date when control starts until the date when control ends.

Investments in non-significant subsidiaries are recorded as non-current assets at their fair value. Gains and losses resulting from this valuation are recorded in the income statement.

Associated companies
Associated companies are companies in which the Group holds a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where the Group holds at least 20% or more of the voting rights.

The financial statements of associated companies are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the associated company in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Jointly controlled entities
Jointly controlled entities are companies in which the Group holds joint control over their activities under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the jointly controlled entity in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Transactions eliminated through consolidation
Intra-group balances and transactions as well as unrealised gains resulting from intra-group transactions are eliminated in the preparation of the consolidated financial statements. Unrealised losses resulting from intra-group transactions are only eliminated to the extent that there is no indication of impairment.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are only eliminated to the extent that there is no indication of impairment.

A listing of the main subsidiaries and the companies accounted for using the equity method is shown in note 30. A complete listing of Group companies as at 31 December 2002 has been submitted to the 'Greffe du tribunal d'arrondissement' of Luxembourg.

Business combinations - goodwill

Any difference between the cost of an acquisition and the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is accounted for as goodwill, or negative goodwill, and is reported as an asset. Minority interests are recorded using their share of the fair value of the acquired net assets.

Goodwill is amortised over its estimated useful life using the straight-line method. Estimated useful lives are 5 years for downstream activities (processing and distribution) and 10 years for upstream activities (blast furnaces, steel production and hot-rolling mills).

Negative goodwill is accounted for as income according to the following principles :

• When negative goodwill is related to identifiable future losses or expenses that are identified in the acquirer's plan and can be measured reliably, negative goodwill is recorded as income when the future losses or expenses are incurred,

• When negative goodwill cannot be related to identifiable future losses or expenses, negative goodwill is recorded as income on the basis of the weighted average residual useful life of the acquired depreciable / amortisable assets,

• Negative goodwill in excess of the fair value of non-monetary assets acquired is recorded immediately in the income statement.

Foreign currency translation

Transactions in foreign currencies
Transactions denominated in foreign currencies are converted to EUR at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate ruling at the date of the transaction. Non-monetary items, which are carried at their fair value and are denominated in a foreign currency, are reported using the exchange rates that existed when the value was determined.

Financial statements denominated in foreign currencies
Assets and liabilities denominated in foreign currency, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at the foreign exchange rate ruling at the balance sheet date. The revenues and expenses of foreign currency operations are converted to EUR at the average rate calculated for the period. Foreign exchange differences arising on conversion are recognised directly in equity.

Intangible assets

Research and development

Expenditure on research activities, undertaken with a view to acquiring new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, where research findings are applied to the development or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development programme.

The expenditure capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.
Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Other development expenditure is recognised in the income statement when incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.

Intangible assets other than goodwill mainly include the cost of technology and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of intangible assets.
The estimated useful lives are as follows:

- Patents and trademarks: 5 years
- Capitalised development costs: 5 years

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads. Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until such time that the asset is ready for its intended use.

Property, plant and equipment are subsequently stated at cost less accumulated depreciation less any impairment losses.
Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items.

The cost of the periodic re-lining of blast furnaces is capitalised and depreciated over the expected production period.
Maintenance and repair costs are recognised as expenses in the period in which they are incurred.
Government grants that compensate the Group for the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and credited to the income statement on a straight-line basis over the expected useful life of the asset.

Subsequent expenditure

Expenditure incurred in replacing or renewing components of some items of property, plant and equipment is accounted for as the acquisition of a separate asset and the replaced asset is written off. Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance. All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of items of property, plant and equipment. Land is not depreciated.
Property, plant and equipment acquired before 1 January 2001 are depreciated over their useful lives, which range from 12 to 20 years for buildings and industrial installations and from 5 to 12 years for other property, plant and equipment.

For other property, plant and equipment, estimated useful lives are as follows:

	Flat products	*Long product and stainless*	
		Electric Arc Furnace	*Hot-rolling mills*
Industrial buildings	25 years	25 years	25 years
Technical installations and machinery			
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new expenditure	18 years		18 years
Cold phase: renovation	12 years		15 years
Cold phase: downstream	12 years		12 years
Others	5 to 20 years		

Leases
Where the Group is a lessee

Leases with respect to significant assets where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. The interest element of the finance cost is charged to the income statement over the lease period.

The depreciation policy of capitalised leased assets is similar to that applied to property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement of the period.

Impairment of assets

The carrying amounts of the Group's assets, other than inventories, deferred tax assets, and assets arising from employee benefits, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount
The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss
An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

An impairment loss recognised for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur, and subsequent external events have reversed the effect of that event.

Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss being recognised in the income statement. Investments with a fixed maturity date, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and stated at amortised cost using the effective yield method less impairment losses.

Other investments held by the Group are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss being recognised in the income statement.

The fair value of investments held for trading and investments available-for-sale are taken as the quoted bid price at the balance sheet date. For unquoted securities, a value determined from discounted future cash flows is used.

Trade and other receivables

Trade and other receivables are stated at cost less provisions for losses.

Inventories

Construction work in progress
Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group's contract activities.

Other inventories
Raw materials and supplies are stated at the lower of cost (using either the average cost method or the first in first out method) or net realisable value. Finished goods and work-in-progress are stated at the lower of production cost or net realisable value.
Production cost includes direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. The market value of raw materials and other inventories is based on the net realisable value, including a provision for slow-moving items where appropriate.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with a maturity of less than three months from the acquisition date. Short-term investments are valued at market value at the end of each period.

Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders' equity under the caption 'Treasury shares', until they are cancelled.

Dividends

Dividends are recognised as a liability in the period in which they are declared.

Convertible debenture loans

Debenture loans convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible debenture loans is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

Interest-bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Employee benefits

Defined contribution plans

Defined contribution plans are those where the Group pays fixed contributions into a separate entity (a fund), and recognise the contributions to the defined contribution pension plans when an employee has rendered services in exchange for those contributions. Contributions are recognised as an expense in the income statement.

Defined benefit plans

The Group's net obligation in respect of defined benefit pension and healthcare plans is calculated separately for each defined benefit plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine the present value of services rendered and deducted from the fair value of any associated plan assets. The discount rate applied is the yield, at the balance sheet date, on AAA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations. The calculation is performed annually by an independent qualified actuary using the projected unit credit method.

When the benefits of a plan change, the portion of the increased benefit relating to past services by the employees is calculated as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is immediately recognised in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, it is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan ("corridor policy"). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed either to terminating an employee's contract before the normal retirement date or to encouraging voluntary redundancy (early retirement). It also recognises an obligation for lump-sum payments made, according to the law or custom in each country, to employees retiring, in consideration of their seniority and their remuneration. The fair value of any related assets is deducted from the discounted value of this obligation. The discount rate applied is the yield, at the balance sheet date, on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

Work medals

The Group accrues for the commitments related to work medals on an actuarial basis. Employees receive this benefit according to their seniority.

Remuneration through shares or linked to shares

Arcelor S.A. does not have a share option plan in place as at 31 December 2002.

Options on Usinor shares were granted to certain Usinor directors and employees. Such options were issued at the market price as at the date of allocation and can be exercised at that price. Costs associated with these benefits are not accounted for in the income statement. When the options are exercised, the proceeds received less the transaction costs are credited to subscribed capital and share premium.

Provisions

A provision is accounted for when the Group has, as a result of a past event or a present obligation (legal or constructive), whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties
A provision for technical warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring
A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by commencing the implementation of the plan or announcing its main features to those affected by it.

Environment
The Group generally estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate, based on available information, is calculated, provided that the available information indicates that the loss is "probable" and "reasonably estimated".

Onerous contracts
A provision for onerous contracts is recognised when the expected economic benefits to be received by the Group under the contract are lower than the unavoidable costs of meeting its obligations under it.

Trade and other payables

Trade and other payables are stated at cost.

Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are compensated when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognised by companies that have incurred tax losses over the previous periods.

Revenue recognition, interest and dividend income

Sales of goods and services
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts
As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed according to the work performed.
Expected losses on a contract are recognised immediately in the income statement.

Interest and dividend income
Interest income is recognised in the income statement on a prorata basis, taking into account the effective yield rate.
Dividend income is recognised in the income statement on the date the General Meeting approves the dividend payment.

Financial risk management

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts to hedge its exposure to risks related to foreign exchange, interest rates and raw materials and arising from operating, financing and investment activities.

Derivative financial instruments are initially recognised at cost and subsequently restated at their fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties.

The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecast transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity.

When the firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealised profit or loss on the hedging instrument is maintained in equity for as long as the expected transaction does not occur and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognised in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at its fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Where the hedging instrument is not recognised, the related profit or the loss is recognised in the income statement.

Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group's primary segment is defined as the 'business segment', while the secondary is the 'geographical segment'.

Segment assets are operational assets used by the sector in the context of its operating activities. They include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities of the sector. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption 'Unallocated assets'.

Sector liabilities are liabilities resulting from the activities of a sector, which can either be directly attributed to this sector or can be attributed to it reasonably. They include current and non-current liabilities. They exclude financial debt and deferred tax liabilities. Such liabilities are shown under the caption 'Unallocated liabilities'.

NOTE 3 - **CONSOLIDATION SCOPE**

As at 31 December 2002, the scope of consolidation of the Arcelor group includes, in addition to Arcelor S.A., 474 fully consolidated companies. Furthermore, the Group accounts for 167 companies using the equity method.

As at 31 December 2001, the consolidation scope corresponds to that of the Usinor Group, in accordance with the presentation required by IFRS.

As from the 28 February 2002, the scope was extended to all the entities of Aceralia, Arbed and Usinor.

3.1. BUSINESS COMBINATION OF ACERALIA, ARBED AND USINOR - DETERMINATION OF NEGATIVE GOODWILL

Negative goodwill generated as a result of the business combination of Aceralia, Arbed and Usinor, and determined according to the purchase method of accounting, has been apportioned according to the fair value of identifiable assets and liabilities acquired, in accordance with IAS 22.

The fair value of the acquired shares of Aceralia and Arbed has been determined based on the average fair value of the Usinor shares at the date of the combination, this being approximately EUR 14. This average value has been calculated based on the fair values of the Usinor shares from the opening to the closing dates of the Usinor Public Exchange Offer.

The fair value of identifiable assets and liabilities acquired is as follows:

In EUR million	*Gross value*
Intangible assets	29
Property, plant and equipment	5,103
Investments in companies accounted for using the equity method	489
Other investments	304
Receivables and financial assets (commercial and other)	2,488
Inventories	3,374
Cash and cash equivalents	1,035
Net deferred tax assets / liabilities	246
Interest-bearing liabilities	(4,542)
Employee benefits	(827)
Other provisions	(555)
Liabilities (suppliers and others)	(2,793)
Minority interests	(865)
Fair value of net acquired assets	**3,486**
Negative goodwill recorded	**(432)**
Acquisition cost	**3,054**
Capital increase	**3,054**
Disbursements linked to the acquisition	-

3.2. OTHER CHANGES IN CONSOLIDATION SCOPE

Acquisitions:

Following the purchase of the minority interests in Matthey (Switzerland - stainless steel) by Seridev in February 2002, the Matthey Group is fully consolidated.

In April 2002, Sidmar purchased the minority interests in Galtec (Belgium - flat carbon steel).

Arcelor S.A. purchased minority interests in Usinor (France - other activities) during the second half of 2002, thus increasing its investment to 98.97%.

Disposals:

Cockerill Sambre disposed of Cockerill Mechanical Industries (Belgium - other activities) in April 2002, together with its subsidiaries CSI Maintenance, Espace Mobile International and Heurbel.

Finindus disposed of Brussimmo (Belgium - other activities) in April 2002.

Amitor, Dermach and Usinor disposed of Bamesa (Spain - distribution, processing and trading) in September 2002.

Franchini (Italy - distribution, processing and trading) is no longer consolidated, following the disposal of the investment by Sodif in October 2002.

Other events:

Arcelor Construction France, which received a partial contribution of assets from Sollac S.A. and PAB Est, took over PAB Nord (France - distribution, processing and trading) in June 2002.

The ProfilARBED Distribution Group (Germany - distribution, processing and trading) was restructured during the fourth quarter of 2002, following the takeover of A+R Flamm-Stahl, Euco-Stahl and Montana Walzstahl by Flamm-Stahl (whose new name is Arcelor Stahlhandel GmbH) and the transfer of activities to Arcelor Stahlhandel GmbH by A+R Profilstahl and Flamm-Stahl Thüringen.

The co-ordination centres Cockerill Sambre Finances, Al-Center and Cecofer merged to become a new entity called Arcelor Finance & Services Belgium (Belgium - other activities) in December 2002.

The following companies were consolidated for the first time in 2002:
- Color Profil (Belgium - distribution, processing and trading),
- USI and UTI Belgium (Belgium - other activities),
- Arbed Investments (Luxembourg - other activities),
- Stahlcord Austria and Produktions (Austria - long carbon steel).

Borcelik (Turkey - flat carbon steel) is accounted for using the equity method following an additional investment by Sollac Mediterranée in September 2002.

The effect of acquisitions and disposals from the consolidation scope is as follows:

In EUR million	*Acquisitions*
Intangible assets	1
Property, plant and equipment	4
Investments in companies accounted for using the equity method	29
Other investments	-
Receivables and financial assets (commercial and others)	6
Inventories	2
Cash and cash equivalents	-
Net deferred tax assets / liabilities	-
Interest-bearing borrowings	(9)
Employee benefits	-
Other provisions	(2)
Receivables (suppliers and others)	(4)
Minority interests	1
Fair value of net assets acquired	**28**
Net goodwill	**3**
Total acquisition cost	**31**
Cash and cash equivalents acquired	**-**
To be paid in following years	**(1)**
Disbursement linked to acquisitions	**(30)**

In EUR million	*Disposals*
Intangible assets	-
Property, plant and equipment	44
Investments in companies accounted for using the equity method	45
Other investments	21
Receivables and financial assets (commercial and others)	(6)
Inventories	77
Cash and cash equivalents	19
Net deferred tax assets / liabilities	(2)
Interest-bearing borrowings	(40)
Employee benefits	(2)
Other provisions	(34)
Receivables (suppliers and others)	(118)
Minority interests	(5)
Fair value of net assets disposed	**(1)**
Reversal of net goodwill	**(41)**
Cost of disposal	**67**
Profit on disposal	**25**
Cash and cash equivalents disposed	**(19)**
Disbursement linked to disposals	**48**

NOTE 4 - **INTANGIBLE ASSETS**

In EUR million	*Goodwill on acquisition*	*Concessions, patents, licences and similar rights*	*Other*	*Total*
Gross opening balance	(659)	152	248	(259)
Arbed / Aceralia acquisition	(432)	25	4	(403)
Other acquisitions / disposals	(12)	4	3	(5)
Foreign exchange differences	(6)	(4)	(1)	(11)
Other	68	39	(19)	88
Gross closing balance	**(1,041)**	**216**	**235**	**(590)**
Opening cumulative amortisation	(248)	(85)	(232)	(565)
Acquisitions / disposals	-	22	1	23
Amortisation	123	(54)	(7)	62
Foreign exchange differences	-	1	-	1
Other	120	(28)	27	119
Closing accumulated amortisation	**(5)**	**(144)**	**(211)**	**(360)**
Opening net book value	**(907)**	**67**	**16**	**(824)**
Closing net book value	**(1,046)**	**72**	**24**	**(950)**

4.1 - POSITIVE GOODWILL ON ACQUISITION

Analysis of positive goodwill on acquisition 2002 (in EUR million)

Net positive goodwill on acquisition	*Net value 2001*	*Acquisition (disposal)*	*Appropriation*	*Net value 2002*
Sollac / S3P	10	-	(1)	**9**
Avis Steel	2	-	-	**2**
ProfilARBED Distribution France	-	5	(1)	**4**
Galtec	-	6	(1)	**5**
Weha Edelstahl	-	3	-	**3**
TOTAL	**12**	**14**	**(3)**	**23**

Analysis of positive goodwill on acquisition 2001 (in EUR million)

Net positive goodwill on acquisition	*Net value 2001*	*Appropriation*	*Amortisation*	*Other*	*Net value 2001*
J&L	192	-	(199)	7	-
Industeel Belgium	25	-	(25)	-	-
Sollac / S3P	11	(1)	-	-	10
RCC	1	(1)	-	-	-
Avis Steel	3	(1)	-	-	2
TOTAL	**232**	**(3)**	**(224)**	**7**	**12**

4.2 - NEGATIVE GOODWILL ON ACQUISITION

Analysis of negative goodwill on acquisition 2002 (in EUR million)

In EUR million	*Net value 2001*	*Acquisition (disposal)*	*Appropriation*	*Other*	*Net value 2002*
La Magona	14	-	(2)	-	**12**
Cockerill Sambre	905	-	(116)	(116)	**673**
Arbed/Aceralia	-	432	(4)	(66)	**362**
Group DHS	-	18	(4)	-	**14**
Other	-	8	-	-	**8**
TOTAL	**919**	**458**	**(126)**	**(182)**	**1,069**

Negative goodwill includes a balance of EUR 407 million relating to identified future losses. This amount corresponds for the most part to restructuring costs and it is anticipated that this will be recognised in the income statement in 2003.

Analysis of negative goodwill on acquisition 2001 (in EUR million)

In EUR million	*Net value 2000*	*Acquisition (disposal)*	*Appropriation*	*Other*	*Net value 2001*
La Magona	16	-	(2)	-	14
Cockerill Sambre	687	317	(136)	37	905
TOTAL	**703**	**317**	**(138)**	**37**	**919**

Net goodwill on companies accounted for using the equity method is disclosed under the caption 'Investments accounted for using the equity method'.

NOTE 5 - **PROPERTY, PLANT AND EQUIPMENT**

In EUR million	*Land and buildings*	*Plants and machinery*	*Prepayments and fixed assets under construction*	*Other*	*Total*
Gross opening balance	1,838	8,687	350	369	11,244
Arbed / Aceralia acquisition	1,379	2,875	622	227	5,103
Other acquisitions / disposals	(10)	26	920	-	936
Foreign exchange differences	(207)	(678)	(70)	(37)	(992)
Other	139	1,290	(1,065)	30	394
Gross closing balance	**3,139**	**12,200**	**757**	**589**	**16,685**
Opening cumulative depreciation	(848)	(5,440)	(1)	(281)	(6,570)
Acquisitions / disposals	18	117	1	-	136
Depreciation	(129)	(869)	-	(90)	(1,088)
Impairment	-	(185)	-	-	(185)
Foreign exchange differences	66	277	1	17	361
Other	27	(93)	(1)	(4)	(71)
Closing accumulated depreciation	**(866)**	**(6,193)**	**-**	**(358)**	**(7,417)**
Opening net book value	**990**	**3,247**	**349**	**88**	**4,674**
Closing net book value	**2,273**	**6,007**	**757**	**231**	**9,268**

As at 31 December 2002, gross capitalised finance leases amounted to EUR 112 million (2001: EUR 40 million); net finance leases amounted to EUR 48 million (2001: EUR 22 million).

Land valued at EUR 231 million has been pledged as guarantees for financial debt.

NOTE 6 - **INVESTMENTS IN COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD**

In EUR million	*Value accounted for using the equity method*	*Net goodwill*	*Total*
BALANCE AS AT 31 DECEMBER 2001	**1,509**	**114**	**1,623**
Arbed / Aceralia acquisition	489	-	489
Other changes in consolidation scope	(154)	(10)	(164)
Profit for the year	115	(13)	102
Dividends paid	(41)	-	(41)
Changes in the consolidation percentage	(21)	-	(21)
Foreign exchange differences	(157)	(12)	(169)
Other	(38)	(1)	(39)
BALANCE AS AT 31 DECEMBER 2002	**1,702**	**78**	**1,780**

The main investments in associated companies and jointly controlled entities are as follows:

In EUR million	*% holding at year end 2002*	*Total assets as at 31 December 2002*	*% holding year end 2001*	*Total assets as at 31 December 2001*
ASSOCIATED COMPANIES				
Flat carbon steel				
CST (Brazil)	24.6%	386	24.6%	494
Gonsider (Spain)	42.9%	222	-	-
Gonvarri (Spain)(*)			30.0%	109
Gestamp (Spain)	35.0%	101	35.0%	109
Bamesa Group (Spain)			49.0%	45
CLN (Italy)	35.0%	66	34.6%	56
Sidmed (Spain)			49.0%	41
Galmed (Spain)			24.5%	12
Finarverdi (Italy)	39.9%	52	39.9%	48
Borcelik (Turkey)	40.3%	52	-	-
Carsid (Belgium)	40.0%	23	40.0%	22
Stainless steel				
Acesita (Brazil)	27.7%	98	27.7%	96
Distribution, processing and trading				
Condesa (Spain)	48.8%	50	48.8%	43
IMS (France)	36.0%	45	36.0%	51
Alfonso Gallardo (Spain)	30.0%	11	-	-
Hierros y Aplanaciones (Spain)	15.0%	10	-	-
Long carbon steel				
LME (France)	34.0%	14	-	-
Other activities				
Group Atic (France)	45.1%	18	45.1%	18
Soteg (Luxembourg)	20.0%	12	-	-
JOINTLY-CONTROLLED ENTITIES				
Flat carbon steel				
Lusosider (Portugal)	50.0%	30	50.0%	29
Galvalange (Luxembourg)			50.0%	31
Long carbon steel				
TrefilARBED Korea (Korea)	50.0%	77	-	-
Other activities				
DHS Group (Germany)	51.3%	381	48.8%	374
Various companies and jointly controlled entities		132	-	45
TOTAL		**1,780**		**1,623**

(*) The Gonvarri Group is now being consolidated in Gonsider.

The main elements of goodwill relating to companies accounted for using the equity method are as follows:

In EUR million	**Net amount 2002**	**Net amount 2001**
Acesita	63	80
Finarvedi	19	20
Gestamp	7	15
Carsid	(12)	(12)
Sidmed		10
Other	1	1
TOTAL	**78**	**114**

NOTE 7 - **OTHER INVESTMENTS**

Main investments and other securities (not consolidated):

In EUR million	**2002**	**2001**
Shares in affiliated companies	196	53
Investment securities	78	46
Other investment securities	192	93
TOTAL	**466**	**192**

NOTE 8 - **RECEIVABLES AND OTHER FINANCIAL ASSETS**

Receivables associated with investments, loans and other financial assets:

In EUR million	**2002**	**2001**
Sidmed	-	12
Acesita	55	5
Acindar	95	-
Carsid	110	10
Forcast International	8	13
Loans granted (Sodisid)	21	23
Securitisation	26	43
Revaluation of interest rate and exchange rate hedge instruments	86	36
Guaranteed deposit	217	159
Hedging of pension funds and similar benefits	5	13
Ispat (receivable on Unimétal disposal)	-	14
Other	143	105
TOTAL	**766**	**433**

NOTE 9 - **INVENTORIES**

As at 31 December 2002, inventories are valued as follows:

In EUR million	*Historical cost*	*Net realisable value*	*Total*
Raw materials and stock	554	1,896	2,450
Work in progress	976	486	1,462
Finished goods	604	1,229	1,833
Contracts in progress	85	-	85
Spares	13	232	245
Advances and prepayments on orders	16	-	16
TOTAL	**2,248**	**3,843**	**6,091**

As at 31 December 2001, inventories are valued as follows:

In EUR million	*Historical cost*	*Net realisable value*	*Total*
Raw materials and stock	127	1,486	1,613
Work in progress	228	426	654
Finished goods	29	898	927
Contracts in progress	-	-	-
Spare parts	-	-	-
Advances and prepayments on orders	17	-	17
TOTAL	**401**	**2,810**	**3,211**

Impairments made in order to value inventories at their net realisable value amount to EUR 610 million as at 31 December 2002 (EUR 448 million as at 31 December 2001).

NOTE 10 - **TRADE RECEIVABLES**

In EUR million	**2002**	**2001**
Gross amount	4,460	2,910
Impairment	(140)	(77)
TOTAL	**4,320**	**2,833**

'Trade receivables' as at 31 December 2002 include an amount of EUR 1,097 million (EUR 754 million as at 31 December 2001) in respect of secured receivables. In accordance with IAS 39, these receivables cannot be accounted for as disposals and are therefore held on balance sheet. The corresponding entry on the financing side is disclosed under the liability heading 'Interest bearing liabilities (short-term)'.

In addition, the Group has concluded a sales and purchases contract on certain receivables with third parties. As the Group is not assuming the associated credit risk, it is the third parties who will assume the significant risks and benefits related to the transferred receivables. The Group maintains the interest rate risk for a period of three months after transferring the receivables and ensures the recoverability of the funds on behalf of the third parties. The corresponding remuneration receivable (or the forfeit payable), as defined by the sales and purchases contract, depends on the recoverability of the receivables. The value of transferred receivables amounts to EUR 498 million as at 31 December 2002 (2001: nil).

NOTE 11 - **OTHER RECEIVABLES**

In EUR million	**2002**	**2001**
Taxation recoverable	449	306
Revaluation of hedging instruments on foreign currency (IAS 39)	29	7
Other receivables	855	392
TOTAL	**1,333**	**705**

NOTE 12 - **CASH AND CASH EQUIVALENTS**

In EUR million	**2002**	**2001**
Marketable securities – gross	231	30
Marketable securities – impairment	(3)	-
Cash at bank and in hand	782	1,077
Short term deposits	229	18
TOTAL	**1,239**	**1,125**

NOTE 13 - **EQUITY**

13.1 ISSUED CAPITAL AND SHARE PREMIUM

At the conclusion of the Public Exchange Offers in February 2002, 118,792,739 Aceralia shares (representing 95.03%), 11,559,672 Arbed shares (representing 99.45%) and 245,697,269 Usinor shares (representing 97.58%) were converted into 528,354,061 Arcelor shares. These shares were added to the 6,450 existing shares issued on the incorporation of Arcelor S.A. on 8 June 2001.

The contribution of shares in Arcelor S.A. was determined based on a EUR 14 value per share for a total amount of EUR 7,397 million. This contribution is recorded for EUR 2,642 million as issued capital and for EUR 4,755 million as share premium.

In the context of the public share for share offer by Arcelor S.A. on 9 July 2002 for the Usinor shares, 3,351,776 Arcelor S.A. shares were issued in exchange for the Usinor shares. Moreover, after the delisting of the Usinor shares from the primary market on Euronext Paris and within the framework of the public exchange offer of Usinor shares, 654,122 Arcelor S.A. shares were issued. Following these events, Arcelor S.A. holds 98.97% of the Usinor shares.

As at 31 December 2002, subscribed capital consists of 532,366,409 ordinary shares, fully paid up with a nominal value of EUR 2,661,832,045. The share premium amounts to EUR 4,791,239,631.

Authorised share capital, including subscribed share capital, amounts to EUR 5 million.

The number of shares in circulation is as follows:

Number of shares (thousands)	
31 DECEMBER 2000	**231,241**
Capital increase	1,256
Own shares	19,279
31 DECEMBER 2001 (Usinor)	**251,776**
Initial capital from Newco	6
Capital increase – contribution to Arcelor	282,657
Unconverted Usinor shares	(2,073)
31 DECEMBER 2002 (Arcelor)	**532,366**

13.2 EXCHANGE DIFFERENCES

The movement on foreign exchange differences of EUR – 309 million (2001: EUR 140 million) is mainly due to the depreciation of the Brazilian Real relative to the Euro and the US Dollar in the Belgo Mineira subgroup.

13.3 SHARE OPTION PLAN

Arcelor S.A. does not have a share option plan as at 31 December 2002. Beneficiaries of the Usinor share option plan have the option of converting their share options into Arcelor shares.

As at 31 December 2001, Usinor S.A. had three share option plans in place.

The first plan, established on 11 December 1995, covers 757,000 shares, attributed to 66 beneficiaries. A third of the options could be exercised as from 1 January 1997, the second third as from 1 January 1998 and the final third as from 1 January 1999. The exercise price was fixed at EUR 11.13.

At the end of this plan, on 10 December 2002, 628,000 shares were exercised and 129,000 lapsed.

The second plan, established on 21 November 1997, covers 1,374,000 shares, attributed to 295 beneficiaries.

The third plan, established on 7 March 2000, covers 2,380,000 shares, attributed to 460 beneficiaries.

The movement in the number of share options during the period was as follows:

Number of share options	**2002**	**2001**
Options at the beginning of year	4,139,900	4,258,730
Options issued during year		-
Options exercised during year	(539,000)	(83,530)
Options expired during year	(135,500)	(35,300)
Options at the end of year	3,465,400	4,139,900

The outstanding options as at 31 December 2002:

Maturity date (in EUR)	*Exercise price*	*Number of options*
21 November 2002 - 21 November 2004	13.92	1,229,900
7 April 2003 - 7 April 2008	15.24	2,235,500
TOTAL		**3,465,400**

13.4 OWN SHARES

	Number of shares	*Value (in EUR million)*
31 DECEMBER 2000	19,278,704	256
Disposals	(19,278,704)	(256)
31 DECEMBER 2001	-	-
Purchases linked to business combination	68,420,405	958
Other acquisitions	214,990	3
Disposals	(13,968,163)	(205)
31 DECEMBER 2002 (*)	**54,667,232**	**756**

(*) 6 million shares were made available as a short-term loan to third parties.

13.5 DIVIDENDS

The Board of Directors will propose a gross dividend of EUR 0.38 per share for the year 2002. This dividend will be paid on 22 May 2003. These financial statements, prepared before appropriation, do not include provision for the dividend, which is subject to shareholder approval at the Annual General Meeting on 25 April 2003.

NOTE 14 - **EARNINGS PER SHARE**

The basic earnings per share is calculated by dividing the net profit (Group share) by the weighted average number of shares in circulation during the period, excluding the average number of ordinary shares purchased and held by the Group.

In EUR million	**2002**	**2001**
Net profit (Group share in EUR million)	**(186)**	(713)
Weighted average number of shares in issue	**485,279,429**	232,952,496
Earnings per share (in EUR)	**(0.38)**	(3.06)

The diluted earnings per share is calculated by taking the financial instruments giving access to the capital of the consolidating company, whether they are issued by the company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-diluting instruments. Furthermore, the net profit is adjusted so as to eliminate the financing charge net of tax corresponding to the diluting instruments.

When funds are collected in the context of the exercise of rights (case of subscription coupons and options), they are intended to be attributed first of all to the purchase of shares at market price and this only if it is above the exercise price of the right.

In both cases, funds are taken into account on a pro-rata basis in the issuing year of diluting instruments and on the first day of the financial years to follow.

In EUR million	**2002**	**2001**
Net profit used for the calculation of diluted earnings per share (in EUR million)	**(186)**	(713)
Weighted average number of shares in issue, used for the calculation of diluted earnings per share	**485,279,429**	232,952,496
DILUTED EARNINGS PER SHARE IN EUR*	**(0.38)**	(3.06)

**Diluted earnings per share are equivalent to basic earnings per share. In effect, bonds with an option to convert and/or exchange into new or existing shares (O.C.E.A.N.E.), and having an anti-diluting effect, have not been considered in accordance with the requirements of IFRS.*

NOTE 15 - **MINORITY INTERESTS**

In the year ended 31 December 2002 minority interests increased by EUR 603 million, primarily due to the Arbed / Aceralia acquisition (EUR 865 million). In addition, the variation includes a reduction of 1.39% in minority interests in Usinor following the public share for share offer, and an increase in foreign exchange differences (EUR -297 million) due to the depreciation of the Brazilian Real against the Euro in the Belgo Mineira subgroup.

In the year ended 31 December 2001, minority interests decreased, principally as a result of the acquisition of the remaining 25% that SOGEPA held in Cockerill Sambre in December 2001.

NOTE 16 - **INTEREST-BEARING LIABILITIES**

In EUR million	2002	2001
Convertible debenture loans	1,495	815
Non-convertible debenture loans	1,170	960
Subordinated loans repayable by shares	250	439
Amounts owed to credit institutions	1,335	186
Amounts owed on fixed assets held under finance leases	40	17
Fair value of interest rate hedge instruments	81	10
Borrowings and other financial debt	223	215
LONG TERM BORROWINGS	**4,594**	**2,642**
Short term element of debenture loans	56	485
Amounts owed to credit institutions	580	25
Commercial paper	909	442
Current bank borrowings	493	267
Net financing linked to securitisation programmes	1,097	754
Subordinated loans repayable by shares	189	-
Amounts owed on fixed assets held under finance leases	11	2
Accrued interest payable	96	98
Borrowings and other financial debt	390	250
SHORT TERM BORROWINGS	**3,821**	**2,323**

16.1 CONVERTIBLE DEBENTURE LOANS

In December 1998, Usinor issued 29 761 904 bonds with an option to convert and/or exchange into new or existing shares (O.C.E.A.N.E.) for EUR 12.81 with maturity date of 1 January 2006. The bonds can be repurchased or redeemed in advance at the discretion of the issuer, and are convertible or exchangeable at the rate of one share for one bond. If not converted, the bonds are redeemable at maturity for EUR 14.20.

On 18 February 2000, Usinor issued 25,000,000 bonds with an option to convert and/or exchange into new or existing shares (O.C.E.A.N.E.) for EUR 19.87 with maturity date of 31 December 2004. The bonds can be repurchased or redeemed in advance at the discretion of the issuer, and are convertible or exchangeable at the rate of one share for one bond. If not converted, the bonds are redeemable at maturity for EUR 19.87.

On the conclusion of the Public Exchange Offers, 24,680,648 'O.C.E.A.N.E. Usinor 2005' (representing 98.72%) and 27,720,876 'O.C.E.A.N.E. Usinor 2006' (representing 97.01%) were converted into Arcelor O.C.E.A.N.E. debentures.

On the conclusion of the public share for share offer on the Paris Stock Exchange in July 2002 (shares and convertible debenture loans of 'O.C.E.A.N.E. Usinor 2005' and 'O.C.E.A.N.E. Usinor 2006'), 43,041 'O.C.E.A.N.E Usinor 2005' (representing 0.18%) and 26,594 'O.C.E.A.N.E. Usinor 2006' (representing 0.09%) were exchanged for Arcelor securities.

At 31 December 2002 Arcelor held 98.9% of the 'O.C.E.A.N.E. Usinor 2005' and 97.1% of the 'O.C.E.A.N.E. Usinor 2006' debentures.

In June 2002, Arcelor issued convertible bonds for a nominal amount of EUR 750 million represented by 38,961,038 bonds. The maturity date is 2017 with an interest rate of 3%.

In the period following the Public Exchange Offers, 'Arbed 3.25% senior convertible note 2004' bonds were converted into 8,775,712 Arcelor shares. The remaining non-converted bonds were redeemed in advance on 27 April 2002.

Convertible debenture loans are disclosed in the balance sheet as follows (excluding interest payable):

In EUR million	2002	2001
Nominal value of convertible bonds	1,640	876
Share capital element, net of deferred tax	(101)	(39)
Deferred tax liability	(44)	(22)
Liability element included in the balance sheet	**1,495**	**815**

16.2 SUBORDINATED LOANS REDEEMABLE BY SHARES

In December 1998, Auxidev (a holding company 100% owned by Indus, itself a 100% subsidiary of Usinor) issued EUR 259 million in subordinated loan notes redeemable by preference shares (TSAR), with a maturity date of 31 December 2003. These shares are included in the balance sheet with a value of 189 million as at 31 December 2002, as a result of the redemption of EUR 70 million on 22 December 2000.

On 22 December 2000, Valinter (a holding company 100% owned by Indus, itself a 100% subsidiary of Usinor) issued EUR 250 million subordinated loan notes redeemable by preference shares (TSAR), with a maturity date of 31 December 2005.

These amounts are guaranteed by shares in Usinor's subsidiaries.

16.3 BREAKDOWN BY CURRENCY (EXCLUDING SHORT TERM DEBT)

In EUR million	2002	%	2001	%
EUR	3,897	85	2,070	78
USD	539	12	568	21
Other	158	3	4	1
TOTAL	**4,594**	**100**	**2,642**	**100**

16.4 BREAKDOWN BY MATURITY (EXCLUDING SHORT TERM DEBT)

In EUR million	2002	2001
2003		212
2004	385	13
2005	1,131	764
2006	960	776
2007	333	-
After more than 5 years	1,785	877
TOTAL	**4,594**	**2,642**

16.5 INTEREST RATES

a) Long-term debts.
Interest on variable interest debt is mainly linked to Euribor and Libor rates.

In EUR million	2002	2001
0% to 6 % (inclusive)	1,862	1,005
6% to 10 % (inclusive)	971	941
TOTAL FIXED RATE	**2,833**	**1,946**
VARIABLE RATE	**1,761**	**696**
TOTAL	**4,594**	**2,642**

b) Hedging instruments. For the financial year 2002, the net result relating to hedging instruments is a loss of EUR 24 million (2001: gain of EUR 9 million).

16.6 DETAIL OF MAIN INDIVIDUAL LONG-TERM LOANS

In EUR million	2002	2001
Usinor		
3-month Euribor loan 2001 / 2007	150	150
Subordinated loan notes redeemable by preference shares – 3-month Euribor loan 1998 / 2003 (Auxidev)		189
Subordinated loan notes redeemable by preference shares – 3-month Euribor loan 2000 / 2005 (Valinter)	250	250
Debenture loan 6.125% 2001 / 2008		600
Convertible debenture loan 3.875% 2000 / 2005	10	469
Convertible debenture loan 3% 1998 / 2006	26	346
Debenture loan 7.25% (USD 300 million) 1996 / 2006	286	340
Arbed		
Debenture loan 6% 2000 / 2005	104	-
Debenture loan 5.375% 1998 / 2006	62	-
Euribor loan 2000 / 2005	40	-
3-month Euribor loan 2002 / 2006	50	-
3-month Euribor loan 2000 / 2006	48	-
Loan 4.75% 2000 / 2006	23	-
3-month Euribor loan 2001 / 2011 (AIS France)	120	-
Aceralia		
3-month Euribor loan 2000 / 2013	100	-
Sidmar Finance		
Debenture loan 5.75% 1997 / 2004	50	-
Arcelor Finance		
Debenture loan 6.125% 2001 / 2008	600	-
3-month Euribor loan 2002 / 2006	37	-
Arcelor		
Convertible debenture loan 3.875% 2000 / 2005	483	-
Convertible debenture loan 3% 1998 / 2006	330	-
Convertible debenture loan 3% 2002 / 2017	646	-
Belgo Mineira		
Libor loan 1998 / 2013 (USD 66 million) - Gulman	63	-
Loan 10% 2001 / 2004 (USD 30 million) - BMU	29	-
Loan 10% 2001 / 2004 (USD 30 million) - BMU	29	-
TJLP loan 3% 1998 / 2010 (BRL 97 million) - BMP	26	-
Cockerill Sambre		
Euribor loan 1997 / 2005 (BEF 1 billion)	12	21
SUB-TOTAL	**3,574**	**2,365**
Other loans	1,020	277
TOTAL	**4,594**	**2,642**

NOTE 17 - **EMPLOYEE BENEFITS**

17.1 NATURE OF COMMITMENTS

The majority of the companies included in the Arcelor group consolidation scope are European entities. According to the laws and regulations in effect in these countries, additional benefits can be granted to staff.

These advantages are accounted for as future benefits in accordance with IAS 19. A commitment is calculated following an actuarial valuation method (projected unit credit method) and is disclosed by a provision in the balance sheet. Some actuarial assumptions (discount and inflation rates) are the same throughout the European countries in which the Group operates. Other assumptions (mortality tables, rate of increase of salaries) are adapted to the specific countries in which the benefits are granted.

The Group uses independent actuaries to calculate the amounts of these commitments. Moreover, an independent firm is responsible for the coordination and supervision of all these actuarial calculations for the Group.

Within the Arcelor group, the additional advantages considered as futures benefits (described above) are of five different types:

Additional pension plans

These plans are in addition to the employees' minimal legal pension plans into which the different companies contribute directly. The accounting for such plans follows the same logic as the accounting for salaries.

There are two kinds of pension plans:

- Defined contribution plans: These are pension plans where the subsidiaries pay annual contributions to an insurance company or to a pension fund. No commitment arises as a result of these contributions. The annual contribution is charged to the income statement in the same manner as the underlying wages and salaries.

- Defined benefit plans: These are pension plans, which guarantee future benefits, either contractually or by means of a collective agreement. Benefits are in addition to the legal pensions and are available to certain categories of employees. The provision for this future commitment is calculated according the actuarial valuation method indicated above.

Early retirement plans

These schemes are primarily linked with collective agreements signed with the employees or with restructuring plans involving the early retirement of one or more categories of staff.

Leaving compensation

This type of compensation is mostly linked to collective agreements signed with employees and principally involve retirement or end of career compensation in the case of voluntary departure or retirement by French employees.

Work medals

Work medals represent supplementary benefits granted to employees according to their seniority. They are mainly found within the French subsidiaries.

Private medical insurance

Private medical insurance only applies to the American subsidiaries of the Group ('post retirement medical care'). For European entities, medical insurance is provided via compulsory contributions to state social security schemes. These contributions are accounted for following the same logic as the underlying wages and salaries.

17.2 HEDGING COMMITMENTS

In the majority of the countries in which the Group operates, there is no requirement to cover retirement or medical obligations by entering into contracts with external insurance companies or pension funds, except for Belgium, Spain and the United States where such hedging is compulsory ('funded obligation').

This legal requirement mainly affects Sidmar in Belgium and J&L in the United States (retirement and additional medical coverage). Some other subsidiaries (mainly Usinor S.A. in France) have also elected to cover partly or completely their retirement obligations through contracts with insurance companies.

These external policies are evaluated by independent actuaries.

The difference between the current value of such commitments and that of the external insurance policies designed to cover such commitments (EUR 208 million in total, including all benefits) represents the net liability of the Group in respect of such benefits. This does not represent an overall funding shortfall, but rather, in almost all cases, financing options entered into by the subsidiaries.

In case the difference is the result of a true funding shortfall caused by a reduction in the value of the hedging assets, additional contributions are paid.

Retirement obligations in respect of persons receiving pensions from the Spanish entities were completely transferred to insurance companies with effect from 1 November 2002. These commitments amount to EUR 70 million. For active staff, the defined benefit plan was converted at the same date into a defined contribution plan via a lump sum payment of EUR 53 million.

17.3 FINANCIAL INFORMATION

7.3.1 Details of provisions by type of commitment

In EUR million	**2002**	**2001**
Additional pension plans	1,128	612
Leaving compensation	377	366
Early retirement plans	364	152
Private medical insurance	49	72
Work medals	43	43
TOTAL PROVISION FOR PENSION PLANS AND SIMILAR BENEFITS	**1,961**	**1,245**

Charges for the year in respect of all of these additional benefits granted to staff (including the interest charge linked to the discounting of commitments) are disclosed under the caption 'Staff costs' in the income statement, as detailed in note 20.

Changes in the consolidation scope, as described in the tables below, correspond mainly to the inclusion of Arbed and Aceralia in the Group from 28 February 2002.

17.3.2 Pensions

In EUR million	*France* 2002	*France* 2001	*Belgium* 2002	*Belgium* 2001	*Germany* 2002	*Germany* 2001	*Luxembourg* 2002	*Luxembourg* 2001	*United States* 2002	*United States* 2001	*Other* 2002	*Other* 2001	*Total* 2002	*Total* 2001
Financial assets														
Opening balance	25	25	14	13	7	7	-	-	89	96	-	-	**135**	141
Changes in consolidation scope	-	-	219	-	-	-	-	-	11	-	41	-	**271**	-
Investment return recorded	2	-	9	1	-	-	-	-	(10)	(8)	2	-	**3**	(7)
Additional contributions	-	-	24	1	-	-	-	-	8	3	4	-	**36**	4
Benefits paid out	-	-	(9)	(1)	-	-	-	-	(9)	(8)	(1)	-	**(19)**	(9)
Acquisitions / disposals	-	-	-	-	-	-	-	-	-	-	-	-		-
Exchange differences	-	-	-	-	-	-	-	-	(13)	6	(8)	-	**(21)**	6
CLOSING BALANCE	**27**	25	**257**	14	**7**	7	**-**	-	**76**	89	**38**	-	**405**	135
Balance sheet provisions														
Actuarial value of liabilities covered by financial assets	120	110	256	14	7	7	-	-	128	114	39	-	**550**	245
Fair value of financial assets	(27)	(25)	(257)	(14)	(7)	(7)	-	-	(76)	(89)	(38)	-	**(405)**	(135)
Sub-total	**93**	85	**(1)**	-	-	-	-	-	**52**	25	**1**	-	**145**	110
Actuarial value of liabilities not covered by financial assets	543	486	19	22	307	22	152	-	11	7	5	-	**1,037**	537
Unrealised actuarial (gains) / losses	(32)	(36)	6	(1)	-	-	-	-	(28)	8	1	-	**(53)**	(29)
Unrealised cost of changes in pension scheme type	-	-	-	-	-	-	-	-	(1)	(6)	-	-	**(1)**	(6)
BALANCE SHEET PROVISION	**604**	535	**24**	21	**307**	22	**152**	-	**34**	34	**7**	-	**1,128**	612
Breakdown of charge for the period														
Cost of past services	45	48	11	-	3	1	2	-	3	2	(9)	(33)	**55**	18
Interest charge	46	44	14	2	8	1	7	-	9	9	4	-	**88**	56
Discounted return on assets	(1)	-	(12)	(1)	-	-	-	-	(6)	(9)	(5)	-	**(26)**	(10)
Realised actuarial (gains) / losses during the period	3	32	-	-	-	-	-	-	-	(1)	-	-	**3**	31
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	-	-	-	-	1	-	1	-	5	1	26	33	**33**	34
CHARGE FOR THE PERIOD	**93**	124	**13**	1	**12**	2	**10**	-	**9**	2	**16**	-	**153**	129
Movements in balance sheet provision														
Opening provision	535	440	21	23	22	22	-	-	34	35	-	-	**612**	520
Changes in consolidation scope	7	-	19	-	294	-	151	-	5	-	6	-	**482**	-
Exchange differences	-	-	-	-	-	-	-	-	(5)	2	(1)	-	**(6)**	2
Disbursements	(31)	(29)	(29)	(3)	(21)	(2)	(9)	-	(9)	(5)	(14)	-	**(113)**	(39)
Charge for the period	93	124	13	1	12	2	10	-	9	2	16	-	**153**	129
CLOSING PROVISION	**604**	535	**24**	21	**307**	22	**152**	-	**34**	34	**7**	-	**1,128**	612
Main actuarial assumptions														
Discount rate	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	-	6.75%	7.25%	-	-		-
Rate of return on financial assets	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	-	9.00%	9.00%	-	-		-
Average rate of salary increase	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	-	3.00%	3.00%	-	-		-
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	-	2.00%	2.00%	-	-		-
Defined contribution schemes														
Contributions during the period	-	-	9	5	2	4	-	-	1	-	-	-	**12**	9

17.3.3 Leaving indemnities

	France		Other		Total	
In EUR million	**2002**	*2001*	**2002**	*2001*	**2002**	*2001*
Financial assets						
Opening balance	13	11	-	-	**13**	11
Changes in consolidation scope	-	-	-	-	**-**	
Investment return recorded	-	-	-	-	**-**	-
Additional contributions	-	2	-	-	**-**	2
Benefits paid out	-	-	-	-	**-**	-
Acquisitions / cessions	-	-	-	-	**-**	-
Exchange differences	-	-	-	-	**-**	-
CLOSING BALANCE	**13**	13	**-**	-	**13**	**13**
Balance sheet provisions						
Actuarial value of liabilities covered by financial assets	21	23	-	-	**21**	23
Fair value of financial assets	(13)	(13)	-	-	**(13)**	(13)
Sub-total	**8**	10	-	-	**8**	10
Actuarial value of liabilities not covered by financial assets	253	238	30	29	**283**	267
Unrealised actuarial (gains) / losses	86	89	-	-	**86**	89
Unrealised cost of changes in pension scheme type	-	-	-	-	**-**	-
BALANCE SHEET PROVISION	**347**	337	**30**	29	**377**	**366**
Breakdown of charge for the period						
Cost of past services	11	8	5	5	**16**	13
Interest charge	15	14	-	-	**15**	14
Discounted return on assets	-	-	-	-	**-**	-
Realised actuarial (gains) / losses during the period	(6)	(7)	-	-	**(6)**	(7)
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	-	-	-	-	**-**	-
CHARGE FOR THE PERIOD	**20**	15	**5**	5	**25**	**20**
Movements in balance sheet provision						
Opening provision	337	326	29	29	**366**	355
Changes in consolidation scope	-	-	-	-	**-**	-
Exchange differences	-	-	-	-	**-**	-
Disbursements	(10)	(4)	(4)	(5)	**(14)**	(9)
Charge for the period	20	15	5	5	**25**	20
CLOSING PROVISION	**347**	337	**30**	29	**377**	**366**
Main actuarial assumptions						
Discount rate	5.75%	5.75%	-	-		-
Rate of return on financial assets	5.75%	5.75%	-	-		-
Average rate of salary increase	3.00%	3.00%	-	-		-
Inflation rate	2.00%	2.00%	-	-		-

17.3.4 Early retirement schemes

	Belgium		Germany		Luxembourg		Others		Total	
In EUR million	**2002**	*2001*	**2002**	*2001*	**2002**	*2001*	**2002**	*2001*	**2002**	*2001*
Financial assets										
Opening balance	1	1	-	-	-	-	-	-	**1**	1
Changes in consolidation scope	-	-	-	-	-	-	-	-	**-**	-
Investment return recorded	-	-	-	-	-	-	-	-	**-**	-
Additional contributions	-	-	-	-	-	-	-	-	**-**	-
Benefits paid out	-	-	-	-	-	-	-	-	**-**	-
Acquisitions / disposals	-	-	-	-	-	-	-	-	**-**	-
Exchange differences	-	-	-	-	-	-	-	-	**-**	-
CLOSING BALANCE	**1**	1	-	-	-	-	-	-	**1**	1
Balance sheet provisions										
Actuarial value of liabilities covered by financial assets	1	1	-	-	-	-	-	-	**1**	1
Fair value of financial assets	(1)	(1)	-	-	-	-	-	-	**(1)**	(1)
Sub-total	-	-	-	-	-	-	-	-	**-**	-
Actuarial value of liabilities not covered by financial assets	245	142	46	10	33	-	37	-	**361**	152
(Unrealised actuarial (gains) / losses	3	-	-	-	-	-	-	-	**3**	-
Unrealised cost of changes in pension scheme type	-	-	-	-	-	-	-	-	**-**	-
BALANCE SHEET PROVISION	**248**	142	**46**	10	**33**	-	**37**	-	**364**	152
Breakdown of charge for the period										
Cost of past services	13	3	22	2	1	-	10	-	**46**	5
Interest charge	12	6	2	1	-	-	2	-	**16**	7
Discounted return on assets	-	-	-	-	-	-	-	-	**-**	-
(Realised actuarial (gains) / losses during the period	-	-	-	-	-	-	-	-	**-**	-
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	-	-	-	-	-	-	-	-	**-**	-
CHARGE FOR THE PERIOD	**25**	9	**24**	3	**1**	-	**12**	-	**62**	12
Movements in balance sheet provision										
Opening provision	142	165	10	10	-	-	-	-	**152**	175
Changes in consolidation scope	132	-	15	-	34	-	26	-	**207**	-
Exchange differences	-	-	-	-	-	-	-	-	**-**	-
Disbursements	(51)	(32)	(3)	(3)	(2)	-	(1)	-	**(57)**	(35)
Charge of the period	25	9	24	3	1	-	12	-	**62**	12
CLOSING PROVISION	**248**	142	**46**	10	**33**	-	**37**	-	**364**	152
Main actuarial assumptions										
Discount rate	5.75%	5.75%	5.75%	5.75%	5.75%	-	-	-	-	-
Rate of return on financial assets	5.75%	5.75%	5.75%	5.75%	5.75%	-	-	-	-	-
Average rate of salary increase	3.00%	3.00%	3.00%	3.00%	3.00%	-	-	-	-	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	-	-	-	-	-

17.3.5 OTHER BENEFITS (MEDICAL INSURANCE, WORK MEDALS)

	France		*Unites States*		*Others*		*Total*	
In EUR million	**2002**	*2001*	**2002**	*2001*	**2002**	*2001*	**2002**	*2001*
Financial assets								
Opening balance	-	-	8	8	-	-	**8**	8
Changes in consolidation scope	-	-	-	-	-	-	**-**	-
Investment return recorded	-	-	(2)	-	-	-	**(2)**	-
Additional contributions	-	-	4	-	-	-	**4**	-
Benefits paid out	-	-	(5)	-	-	-	**(5)**	-
Acquisitions / disposals	-	-	-	-	-	-	**-**	-
Exchange differences	-	-	-	-	-	-	**-**	-
CLOSING BALANCE	-	-	**5**	8	-	-	**5**	8
Balance sheet provisions								
Actuarial value of liabilities covered by financial assets	-	-	59	63	-	-	**59**	63
Fair value of financial assets	-	-	(5)	(8)	-	-	**(5)**	(8)
Sub-total	-	-	**54**	55	-	-	**54**	55
Actuarial value of liabilities not covered by financial assets	44	44	2	-	2	-	**48**	44
(Unrealised actuarial (gains) / losses	(2)	(1)	(6)	18	-	-	**(8)**	17
Unrealised cost of changes in pension scheme type	-	-	(2)	(1)	-	-	**(2)**	(1)
BALANCE SHEET PROVISION	**42**	43	**48**	72	**2**	-	**92**	115
Breakdown of charge for the period								
Cost of past services	2	4	4	1	2	-	**8**	5
Interest charge	2	3	4	5	-	-	**6**	8
Discounted return on assets	-	-	(1)	(1)	-	-	**(1)**	(1)
(Realised actuarial (gains) / losses during the period	-	(4)	-	(1)	-	-	**-**	(5)
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	-	-	(17)	-	-	-	**(17)**	-
CHARGE FOR THE PERIOD	**4**	3	**(10)**	4	**2**	-	**(4)**	7
Movements in balance sheet provision								
Opening provision	43	42	72	65	-	-	**115**	107
Changes in consolidation scope	4	-	-	-	(1)	-	**3**	-
Exchange differences	-	-	(10)	6	-	-	**(10)**	6
Disbursements	(9)	(2)	(4)	(3)	1	-	**(12)**	(5)
Charge of the period	4	3	(10)	4	2	-	**(4)**	7
CLOSING PROVISION	**42**	43	**48**	72	**2**	-	**92**	115
Main actuarial assumptions								
Discount rate	5,75%	5,75%	6,75%	7,25%	-	-	-	-
Rate of return on financial assets	5,75%	5,75%	9,00%	9,00%	-	-	-	-
Average rate of salary increase	3,00%	3,00%	3,00%	3,00%	-	-	-	-
Inflation rate	2,00%	2,00%	2,00%	2,00%	-	-	-	-

NOTE 18 - **OTHER PROVISIONS**

In EUR million	*Restructuring costs*	*Commercial risks*	*Environmental risks*	*Other risks*	*Total*
Opening balance	**343**	**143**	**102**	**198**	**786**
Increase in provisions	133	33	23	264	**453**
Decrease in provisions	(61)	(41)	(22)	(174)	**(298)**
Utilisation	(53)	(12)	(4)	(75)	**(144)**
Arbed/Aceralia acquisition	2	4	24	525	**555**
Exchange differences	(2)	(1)	-	(67)	**(70)**
Reclassifications, changes in the consolidation scope and movements in foreign currency exchange rates	19	(34)	72	30	**87**
TOTAL PROVISIONS	**381**	**92**	**195**	**701**	**1,369**

In EUR million	**2002**	**2001**
Other long term provisions	1,059	341
Other short term provisions	310	445
TOTAL OTHER PROVISIONS	**1,369**	**786**

18.1 PROVISIONS FOR RESTRUCTURING

Provisions for restructuring comprise provisions estabished in respect of the 'Delta Plan' for the Walloon Steel Industry (2002: EUR 162 million, 2001: EUR 191 million), provisions for the 'Fit Plan' in Germany (EUR 58 million) and provisions for the closure of plants and restructuring facilities (2002: EUR 161 million, 2001: EUR 151 million).

18.2 COMMERCIAL RISKS

Commercial risks mainly include litigation with customers, bad debts, losses on orders and termination losses as well as short-term sales commitments, guarantees and other items.

18.3 ENVIRONMENTAL RISKS

Provisions are made according to geographical zones as follows:

In EUR million	**2002**	**2001**
Germany	4	3
Belgium	91	27
France	71	71
Luxembourg	28	-
Other	1	1
TOTAL	**195**	**102**

18.4 OTHER RISKS

Other provisions cover the following risks:

In EUR million	**2002**	**2001**
Litigation	23	-
Social risks	95	11
Tax risks	163	12
Other	420	175
TOTAL OTHER RISKS	**701**	**198**

NOTE 19 - **OTHER AMOUNTS PAYABLE**

In EUR million	**2002**	**2001**
Fixed asset suppliers	248	150
Prepayments on orders	166	65
Revaluation of foreign currency hedge instruments	27	-
Tax and social security	1,235	872
Dividends payable	24	-
Other creditors	233	225
Deferred income	90	118
TOTAL	**2,023**	**1,430**

NOTE 20 - **STAFF COSTS**

In EUR million	**2002**	**2001**
Wages and salaries	3,352	2,033
Social charges	1,067	612
Contributions to defined contribution pension schemes	12	9
Charges for the year in respect of additional employee benefits giving rise to provisions	236	168
Employee profit-sharing scheme	32	13
TOTAL STAFF COSTS	**4,699**	**2,835**

NOTE 21 - **NET FINANCING COSTS**

In EUR million	2002	2001
Interest income	185	203
Interest charges	(527)	(372)
Dividends received	27	15
Gains on foreign exchange	710	4
Losses on foreign exchange	(695)	(100)
Charges linked to securitisation programmes	(73)	(58)
Fair value revaluation of financial instruments	(6)	(8)
Impairment of financial assets	(83)	8
Losses on the disposal of financial assets	(28)	(33)
Other	56	(13)
TOTAL	**(434)**	**(354)**

NOTE 22 - **INCOME TAX EXPENSE**

Tax charges

Tax analysis:

In EUR million	2002	2001
Current tax	(124)	(34)
Deferred tax	(364)	324
TOTAL INCOME TAX EXPENSE	**(488)**	**290**

Reconciliation between the tax charge and the result before tax:

In EUR million	2002	2001
Net profit	(186)	(713)
Minority interests	46	(52)
Net profit from companies accounted for using the equity method	(102)	(8)
Tax charge/(income)	488	(290)
PROFIT BEFORE TAX	**246**	**(1,063)**
Theoretical tax profit / (charge) (33.74% in 2002, 36.44 % in 2001)	(83)	387
Reconciliation:		
Permanent differences	(74)	(37)
Operations taxed at reduced rates	34	(8)
Variation in tax rates	(77)	-
Adjustment of deferred tax assets recognised in previous periods	(290)	(51)
Tax credits and other taxes	2	(1)
EFFECTIVE TAX INCOME/(CHARGE)	**(488)**	**290**

Permanent differences are mainly due to the following issues:

In EUR million	2002	2001
Impairment of property, plant and equipment	(62)	-
Goodwill and surplus amortisation	35	(32)
Other charges and income, non deductible or non taxable	(47)	(5)
TOTAL	**(74)**	**(37)**

Deferred taxation

The movement in the balance sheet provision for deferred taxation liabilities is broken down as follows:

In EUR million	2002	2001
Balance as at 1 January 2002	102	107
Expense / (revenue) for the period	(1)	(5)
Arbed/Aceralia acquisition	150	-
Other variations (1)	44	-
Impact of fluctuations in exchange rates and reclassifications	64	-
BALANCE AS AT 31 DECEMBER	**359**	**102**

The movement in the balance sheet provision for deferred taxation assets is broken down as follows:

In EUR million	2002	2001
Balance as at 1 January 2002	1,396	1,041
Expense / (revenue) for the period	(75)	319
Impairment	(290)	-
Arbed/Aceralia acquisition	396	-
Other variations (1)	22	32
Impact of fluctuations in exchange rates and reclassifications	78	4
BALANCE AS AT 31 DECEMBER	**1,523**	**1,396**

(1) Deferred tax is booked directly to equity.

Origin of the deferred tax assets and liabilities:

In EUR million	*Assets* **2002**	*Assets* *2001*	*Liabilities* **2002**	*Liabilities* *2001*	*Net* **2002**	*Net* *2001*
Intangible assets	6	-	-	-	**6**	-
Property, plant and equipment	391	219	(385)	(124)	**6**	95
Inventories	161	168	(11)	(7)	**150**	161
Financial instruments	-	16	(42)	(55)	**(47)**	(39)
Other assets	64	23	(125)	-	**(61)**	23
Provisions:	640	490	(137)	(122)	**503**	368
- of which pensions	306	371	(6)		**300**	371
- of which other social provisions	155	12	(12)	-	**143**	12
- of which other provisions	179	107	(119)	(122)	**60**	(15)
Other liabilities	228	-	(140)	(19)	**88**	(19)
Tax losses brought forward	514	705	-	-	**514**	705
DEFERRED TAX ASSETS (LIABILITIES)	**2,004**	**1,621**	**(840)**	**(327)**	**1,164**	**1,294**

As at 31 December 2002, the Group brought forward tax losses of the following maturities:

In EUR million	**2002**
2003	41
2004	25
2005	9
2006	240
2007 and beyond	1,009
No maturity date	3,320
TOTAL	**4,644**
Other tax credits (long-term depreciation)	697

Deferred tax assets not recognised by the Group apply to the following elements as at 31 December 2002:

In EUR million	**2002**
Tax losses brought forward	1,086
Other tax credits	239
Property, plant and equipment	451
Other	85
TOTAL POTENTIAL DEFERRED TAX ASSETS NOT RECOGNISED	**1,861**

NOTE 23 - **RELATED PARTY DISCLOSURES**

The consolidated financial statements include transactions carried out by the Group in the normal course of business with its non-consolidated entities and entities accounted for using the equity method. Transactions are booked at market prices.

23.1 LOANS AND GUARANTEES GIVEN

In EUR million	**2002**	**2001**
Loans (including short-term loans) to non-consolidated companies	309	49
Guarantees granted to non-consolidated companies	24	-

23.2 PURCHASES AND SALES OF GOODS AND SERVICES

In EUR million	**2002**	**2001**
Sales	744	774
Purchases	458	315

23.3 REMUNERATION OF MEMBERS OF MANAGEMENT

The remuneration of members of Management is allocated as follows:

In EUR million	**2002**
Board of Directors and General Management	5.3

NOTE 24 - **FINANCIAL INSTRUMENTS**

24.1 FINANCIAL INSTRUMENTS AND COUNTERPARTY RISK

The Group uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials. The Group manages the counterparty risk associated with these instruments by centralising its commitments and by procedures, which specify, for each type of transaction, risk limits and/or the characteristics of the counterparty. The Group does not generally grant to or require from its counterparties guarantees over the risks incurred.

Risks associated with exchange rates, interest rates and the price of base metals of all Group companies are subject to centralised management at parent company level. The main exceptions to this rule are the North and South American group companies. These companies manage their market risks in consultation with the parent company.

Interest rate risk:
The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses, to hedge exchange risk related to loans in foreign currencies and to manage the split between fixed and variable rate loans.

Interest rate exchange contracts ('swaps') allow the Group to borrow long-term at a variable rate and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counterparty exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap.

Similarly, swaps may be used for the exchange of one foreign currency against another, within the framework of exchange risk management, or for the exchange of variable rates against other variable rates.

FRA's ('forward rate agreements') and term contracts on interest rates are mainly used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, term contracts are used by the Group to hedge the difference in the rate between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as Euribor or Eurodollar futures.

Where applicable, initial and daily margin calls on term contracts are paid or collected in cash. Term contracts carry a low credit risk since exchanges are made through a clearing house. FRA's are generally only entered into with major banks.

In addition, the Group may buy (or sell) options on interest rates, caps (ceiling rates) or collars (tunnels) within the framework of its hedging strategy on loans and variable rate financial instruments. Rate options give the right to the buyer, upon payment of a premium, and at a given date or during a given period, to buy (or sell) from the seller of the option a financial instrument at an agreed price and/or to receive (or pay) the difference between two given rates or prices.

Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are revalued in the balance sheet and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the loans.

Other interest rate derivatives are not qualified as hedging instruments according to IAS 39.

As at 31 December 2002, a gross variation of EUR -0.1 million was recorded.

All gains and losses on settled hedging instruments are accounted for in the income statement. As at 31 December 2002, a net loss of EUR 23 million was recorded.

Exchange rate risk

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries. The common practice of the Group is to invoice clients in their own currency.

The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets. The general policy of the Group is to hedge exchange risk on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may not hedge transactional risks.

With regard to exchange risk on debt, the Group policy is that each entity borrows in its own currency. There may be exceptions to this policy at Group level, within the framework of arbitrage between the relative levels of interest rates and the exchange risk, or in an attempt to hedge a balance sheet risk on one or more identified assets.

Not all derivatives used by the Group to hedge its exchange risk are qualified as hedging instruments according to IAS 39 to the extent that they are managed in an overall manner.

As at 31 December 2002, the reporting of these derivatives at market value in the balance sheet lead to a loss of EUR 1 million.

Raw materials risk

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the risk of volatility of the price on certain raw materials. The Group is exposed to risks on raw materials both via the purchase of its own raw materials and via sales contracts.

The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group are therefore not qualified as hedging according to IAS 39.

As at 31 December 2002, the reporting of these derivatives at market value in the balance sheet lead to a loss of EUR 1 million.

Trading risk

If there are open positions and limited levels of profit or loss as well as defined maturity dates, the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates and raw materials. Open positions on these transactions are not significant with regard to the volume of hedging operations dealt or the general rate risk. In this respect, the types of instruments and the currencies which may be used, as well as the maximum risk exposure are determined at management level. Risk is monitored daily. In 2002 and 2001, the net profit or loss on trading operations was not significant for the Group.

The portfolio of financial instruments as at 31 December 2002 is as follows :

			2002		
In EUR million	*Total*		*Residual maturity*		*Average rate* (1)
		< 1 year	1 - 5 years	> 5 years	
INTEREST RATE INSTRUMENTS					
Interest rate and currency swaps					
Fixed rate borrowings	33	22	11	-	5.88%
Fixed rate lendings	-	-	-	-	-
Variable/variable	11	-	11	-	3.20%
Interest rate swaps – fixed rate borrowings					
EUR	187	83	104	-	3.99%
Foreign currency	29	-	29		6.69%
Interest rate swaps – fixed rate loans					
EUR	1,111	110	401	600	5.18%
USD	286	-	286		5.70%
Foreign currency	-	-	-	-	-
Interest rate swaps -variable/ variable	299	251	48	-	2.85%
Swaptions – purchases	50	50	-	-	5.20%
Swaptions – sales	50	50	-	-	5.20%
FRA contracts - purchases	160	160	-	-	3.86%
FRA contracts - sales	50	50	-	-	4.79%
Cap purchases	339	91	248	-	4.64%
Cap sales	50		50	-	4.50%
Floor purchases	137	137	-	-	4.19%
Floor sales	77	77	-	-	4.00%
Barrier swaps	-	-	-	-	-
EXCHANGE RATE INSTRUMENTS					
Forward purchase of foreign currency	325	315	10	-	-
Forward sale of foreign currency	928	928	-	-	-
Exchange options - purchases	-	-	-	-	-
Exchange options - sales	-	-	-	-	-
RAW MATERIALS					
Term contracts - sales	10	10	-	-	-
Term contracts - purchases	187	160	27	-	-
Swaps using raw materials pricing index	-	-	-	-	-
Options – sales	-	-	-	-	-
Options – purchases	-	-	-	-	-

(1) Average fixed rates are determined on the basis of the Euro and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The portfolio of financial instruments as at 31 December 2001 is as follows:

	2001				
In EUR million	*Total*	*Residual maturity*			*Average rate* (1)
		< 1 year	1 - 5 years	> 5 years	
INTEREST RATE INSTRUMENTS					
Interest rate and currency swaps					
Fixed rate borrowings	-	-	-	-	-
Fixed rate loans	-	-	-	-	-
Interest rate swaps – fixed rate borrowings					
EUR	58	15	43	-	4.32%
Foreign currency	-	-	-	-	-
Swaps de taux - Prêteur taux fixe					
EUR	994	165	229	600	4.78%
USD	340	-	340	-	5.70%
Foreign currency	-	-	-	-	-
Interest rate swaps – variable/variable	122	46	76	-	-
FRA contracts – purchases	-	-	-	-	-
FRA contracts – sales	-	-	-	-	-
Cap purchases	-	-	-	-	-
Cap sales	-	-	-	-	-
Floor purchases	-	-	-	-	-
Floor sales	-	-	-	-	-
Barrier swaps	-	-	-	-	-
EXCHANGE RATE INSTRUMENTS					
Forward purchase of foreign currency	776	776	-	-	-
Foward sale of foreign currency	1,031	1,031	-	-	-
Exchange options - purchases	1	1	-	-	-
Exchange options - sales	-	-	-	-	-
RAW MATERIALS					
Term contracts - sales	18	18	-	-	-
Term contracts - purchases	113	86	27	-	-
Swaps using raw materials pricing index	-	-	-	-	-
Options – sales	-	-	-	-	-
Options – purchases	-	-	-	-	-

(1) Average fixed rates are determined on the basis of the Euro and foreign currency rates. Variable rates are generally based on the Euribor and the Libor.

24.2 MARKET VALUE OF FINANCIAL INSTRUMENTS

Market values have been estimated for the majority of the Group's financial instruments with the exception of securities and listed investments, for which the quoted stock exchange values have been used. Market value estimations result from different valuation methods, in particular the discounting of future cash flows. Furthermore, the below-mentioned methods and hypotheses are, by nature, theoretical and entail the following restrictions:

• the estimated market values do not take into consideration the effects of subsequent variations in interest rates and exchange rates.

• the estimated figures as at 31 December 2002 are not representative of the gains or losses which would be recorded at maturity or in the circumstance of the termination of the financial instruments.

The use of other methods and hypotheses may have, by consequence, a significant effect on the estimated market values.

The methods used are as follows:

Liquid assets and short-term deposits, customers and associated accounts, current bank borrowings, suppliers and associated accounts

Due to their short-term nature, the net book values disclosed in the consolidated financial statements give reasonable estimations of the market values.

Other financial assets

The market value of other financial assets has been determined on an individual basis by discounting future cash flows using discount rates applicable as at 31 December for similar assets.

Loans and long-term financial debt

The market values of fixed rate instruments have been determined on an individual basis by discounting future cash flows using the borrowing rates of the Group as at 31 December for similar loans. The terms of variable rate loans are determined on the basis of market rates. As a result, the net book value of variable rate loans have been used as an approximation of their market values.

Other financial instruments

The market value of other financial instruments corresponds to the value receivable or payable upon the termination of these commitments as at 31 December 2002 and 2001, evaluated on the basis of market rates at the year-end date. These valuations are either derived from bank counterparties or from internal valuation software.

	31 December 2002		**31 December 2001**	
In EUR million	*Net book value*	*Market value (a)*	*Net book value*	*Market value*
BALANCE SHEET				
Assets				
Listed companies accounted for using the equity method	629	288	644	329
Unlisted companies accounted for using the equity method	1,251	(*)	979	(*)
Other investments	466	(*)	191	(*)
Receivables and other financial assets	766	(*)	433	420
Listed securities	228	228	-	-
Unlisted securities	-		30	-
Liabilities				
Long-term loans	4,594	-	3,281	3,290
Interest rate instruments				
Interest rate and currency swaps			-	-
Swaps – Fixed rate borrowings	1	1	-	-
- EUR		-	-	-
- Foreign currency	-	-	-	-
Swaps – Fixed rate lendings			-	-
- EUR	56	57	18	18
- Foreign currency	29	29	16	16
Swaps – Variable	1	2	-	-
FRA contracts - Purchases		-	-	-
FRA contracts - sales	-		-	-
Cap purchases	-		-	-
Cap sales			-	-
Floor purchases	-		-	-
Floor Sales	-	-	-	-
Exchange rate instruments				
Forward purchase of foreign currency	(31)	(31)	(50)	(50)
Forward sale of foreign currency	38	38	1	1
xchange options - purchases			-	-
xchange options - sales	-	-	-	-
Raw materials				
Contracts at term - sales	-	-	3	3
- Contracts at term - purchases	(7)	(7)	1	1
Options – Sales	-	-	-	-
Options – Purchases	-	-	-	-

(a) Positive market value = Realised gain.

(*) The net realisable values do not differ significantly from the net book values.

NOTE 25 - **COMMITMENTS GIVEN AND RECEIVED**

Commitments detailed in this note do not include the commitments mentioned in note 24.

25.1 COMMITMENTS GIVEN

In EUR million	**2002**	**2001**
Guarantees on third-party loans	212	77
Discounted bills (not yet at maturity)	23	3
Liabilities guaranteed by assets	441	83
SUB-TOTAL OF COMMITMENTS ON LOANS (UTILISATION)	**676**	**163**
Commitments to buy or dispose of fixed assets	323	-
Other commitments given	328	284
TOTAL COMMITMENTS GIVEN	**1,327**	**447**

25.2 COMMITMENTS RECEIVED

In EUR million	**2002**	**2001**
Endorsements and guarantees received from non-consolidated companies	120	107
Other commitments received	255	138
TOTAL COMMITMENTS RECEIVED	**375**	**245**

NOTE 26 - **SEGMENT REPORTING**

In accordance with both Group management and internal reporting guidelines, segment reporting information is disclosed by business activity and by geographical zones.

26.1 BREAKDOWN BY ACTIVITY

Sales between activities are calculated at market price. The operating result is shown after eliminations.

2002 *(Figures in EUR million, except for the number of employees)*	*Flat carbon steel*	*Long carbon steel*	*Stainless steel*	*Process and distribution*	*Others activities*	*Elimi-nations*	*Total*
INCOME STATEMENT							
Revenue	12,312	3,605	4,097	8,780	880	(5,141)	24,533
Inter-sector sales	(3,437)	(670)	(108)	(331)	(595)	5,141	-
TOTAL	**8,875**	**2,935**	**3,989**	**8,449**	**285**	**-**	**24,533**
Gross operating profit	909	484	197	294	(73)	-	1,811
Depreciation	(747)	(153)	(151)	(144)	(39)	-	(1,234)
Including non-recurring reductions in value	*(185)*	-	-	-	-	-	*(185)*
Operating profit (before amortisation of goodwill)	162	331	46	150	(112)	-	577
Amortisation of goodwill	68	(3)	(6)	42	2	-	103
Operating profit	230	328	40	192	(110)	-	680
Share in the profit of companies accounted for using the equity method	28	29	21	7	17	-	102
BALANCE SHEET							
Segment assets	12,183	3,396	3,330	4,495	4,226	(6,300)	21,330
Property, plant and equipment	*5,248*	*1,553*	*1,300*	*928*	*239*	-	*9,268*
Investments in companies accounted for using the equity method	1,008	146	101	111	414	-	1,780
Unallocated assets	-	-	-	-	-	-	2,726
TOTAL CONSOLIDATED ASSETS	**13,191**	**3,542**	**3,431**	**4,606**	**4,640**	**(6,300)**	**25,836**
Segment liabilities	5,353	1,200	1,408	2,033	1,014	(1,339)	9,669
Unallocated liabilities	-	-	-	-	-	-	8,774
TOTAL CONSOLIDATED LIABILITIES	**5,353**	**1,200**	**1,408**	**2,033**	**1,014**	**(1,339)**	**18,443**
Acquisitions of tangible and intangible fixed assets	734	211	173	162	32	-	1,312
OTHER INFORMATION							
Number of employees (average)	50,035	17,953	15,041	19,289	3,238	-	105,556

2001 (Figures in EUR million, except for the number of employees)	Flat carbon steel	Long carbon steel	Stainless steel	Process and distribution	Others activities	Elimi-nations	Total
INCOME STATEMENT							
Revenue	8,312	-	3,393	5,140	905	(2,675)	15,075
Inter-sector sales	(1,982)	-	(47)	(123)	(523)	2,675	-
TOTAL	**6,330**	**-**	**3,346**	**5,017**	**382**	**-**	**15,075**
Gross operating profit	169	-	(81)	166	(64)	120	310
Depreciation	(432)	-	(363)	(88)	(19)	(20)	(922)
Including non-recurring reductions in value	*(34)*	-	*(180)*	-	-	-	*(214)*
Operating profit (before amortisation of goodwill)	(263)	-	(444)	78	(83)	100	(612)
Amortisation of goodwill	90	-	(230)	32	11	-	(97)
Including non-recurring reductions in value	-	-	*(207)*	-	-	-	*(207)*
Operating profit	(173)	-	(674)	110	(72)	100	(709)
Share in the profit of companies accounted for using the equity method	10	-	(31)	2	27	-	8
BALANCE SHEET							
Segment assets	8,789	-	2,916	2,654	2,141	(4,695)	11,805
Property, plant and equipment	*2,925*	-	*1,165*	*529*	*55*	-	*4,674*
Investments in companies accounted for using the equity method	1,016	-	102	103	402	-	1,623
Unallocated assets	-	-	-	-	-	-	1,940
TOTAL CONSOLIDATED ASSETS	**9,805**	**-**	**3,018**	**2,757**	**2,543**	**(4,695)**	**15,368**
Segment liabilities	3,314	-	1,256	1,275	1,030	(677)	6,198
Unallocated liabilities	-	-	-	-	-	-	4,953
TOTAL CONSOLIDATED LIABILITIES	**3,314**	**-**	**1,256**	**1,275**	**1,030**	**(677)**	**11,151**
Acquisitions of tangible and intangible fixed assets	434	-	126	91	74	-	725
OTHER INFORMATION							
Number of employees (average)	30,284	-	13,534	12,948	2,750	-	59,516

The above segment reporting is presented in accordance with the Arcelor consolidation scope in 2002.

26.2 GEOGRAPHICAL BREAKDOWN

(Figures in EUR million, except for the number of employees)

2002	European Union	North America	South America	Other	Total
Revenue	18,359	2,901	1,253	2,020	**24,533**
Segment assets	18,388	1,318	1,237	387	**21,330**
Property, plant and equipment	*7,989*	*382*	*727*	*170*	***9,268***
Gross operating result	1,480	50	251	30	**1,811**
Operating result	483	2	182	13	**680**
Acquisition of property, plant and equipment, and intangible assets	1,049	28	231	4	**1,312**
Number of employees (average)	93,632	3,111	7,437	1,376	**105,556**

2001	European Union	North America	South America	Other	Total
Revenue	12,073	1,377	80	1,545	**15,075**
Segment assets	10,638	718	62	387	**11,805**
Property, plant and equipment	*4,097*	*318*	*47*	*212*	***4,674***
Gross operating result	375	(54)	(7)	(4)	**310**
Operating result	(353)	(282)	(8)	(66)	**(709)**
Acquisition of property, plant and equipment, and intangible assets	644	14	45	22	**725**
Number of employees (average)	56,973	1,733	-	810	**59,516**

NOTE 27 - EVENTS AFTER THE BALANCE SHEET DATE

On 24 January 2003, the Board of Directors of Arcelor ratified the conclusions of the strategic work performed during the prior year in order to define the main strategic direction of the Group. It was concluded that significant investments in the restoration of blast furnaces at various continental sites planned for 2004 through to 2010 would not be being made.

With regard to the commitments on disposals made to the European Commission, Arcelor settled a disposal contract with ThyssenKrupp Stahl on 18 February 2003 concerning the Galmed hot-dip galvanising lines, located at Sagunto (Spain). ThyssenKrupp Stahl will thereby become the 100% owner of Galmed at the end of the transaction. The disposals agreement has been submitted for approval to competition authorities.

NOTE 28 - RECONCILIATION OF THE FINANCIAL STATEMENTS OF USINOR PREPARED ACCORDING TO FRENCH GAAP AND PREPARED ACCORDING TO ARCELOR POLICIES AS AT 31 DECEMBER 2001

In EUR million

Net situation (Group share) according to French GAAP	4,123
Accounting for convertible bonds	39
Financial instruments	9
Deferred tax on functional currency	(45)
Charges linked to the business combination between Aceralia / Arbed / Usinor	23
Provisions for pensions	(10)
Impairment of property, plant and equipment, and other	4
Net situation (Group share) according to Arcelor GAAP	**4,143**

Net result (Group share) according to French GAAP	(720)
Accounting for convertible bonds	(10)
Financial instruments	6
Deferred tax on functional currency	23
Charges linked to the business combination between Aceralia / Arbed / Usinor	(29)
Impairment of property, plant and equipment, and other	17
Net situation (Group share) according to Arcelor GAAP	**(713)**

NOTE 29 - RECONCILIATION OF THE FINANCIAL STATEMENTS OF ARCELOR PREPARED ACCORDING TO LUXEMBOURG GAAP AND ARCELOR POLICIES AS AT 31 DECEMBER 2002

In EUR million

Net situation (Group share) according to Luxembourg GAAP	7,362
Own shares	(745)
Result on own shares	17
Accounting for convertible bonds	101
Financial instruments	(3)
Net situation (Group share) according to Arcelor GAAP	**6,732**

Net situation (Group share) according to Luxembourg GAAP	(197)
Result on own shares	17
Financial instruments	(6)
Net situation (Group share) according to Arcelor GAAP	**(186)**

NOTE 30 - **SIMPLIFIED GROUP ORGANISATION CHART**



Situation as at 31 December 2002
ARCELOR
Sollac Atlantique (F)
Sollac Lorraine (F)
100% (98.97)
Sollac Méditerranée (F)
100% (98.97)
CST (BR)
SIDMAR (B)
STAHLwerke Bremen (D)
Cockerill Sambre (B)
Eko Stahl (D)
(98.88)
ACERALIA
Corp. Siderurgica (E)
Aceralia Transformados (E)
Aceria Compacta
Bizkaia (E)
ProfilARBED (L)
100% (99.56)
Stahlwerk Thüringen (D)
ACERALIA Perfiles (E)
ACERALIA Redondos (E)
CSBM (BR)
Ugine & ALZ Belgium (B)
Ugine & ALZ France (F)
J&L Specialty Steel (USA)
100% (98.97)
Acesita (BR)
Thainox Steel (T)
Ugine Savoie Imphy (F)
Imphy Ugine Précision (F)
ARBED S.A. (L)
Usinor S.A. (F)
Arcelor Center Brussels (B)
Arcelor International (L)
Arbed Americas (USA)
PUM Subgroup (F)
Laminados Velasco (E)
Flat Carbon Steel
Long Carbon Steel
Stainless Steel
Distribution, Transformation
Trading
+ Other Activities

Legend

B : Belgium, BR : Brazil, D : Germany, E : Spain, F : France, L : Luxembourg, T :Thailand, USA : United States

Percentages of shareholdings as at December 31, 2002 in % & Consolidation rates in ( )



Audit

31, Allée Scheffer
L-2520 Luxembourg

Telephone +352 22 51 51 1
Telefax +352 22 51 71

Internet www.kpmg.lu
E-mail audit@kpmg.lu

To the Shareholders of Arcelor S.A.
Société Anonyme
Luxembourg

UNQUALIFIED AUDITOR'S REPORT

We have audited the consolidated balance sheet of Arcelor S.A. and its subsidiaries (the "Group") as at 31 December 2002 and the related consolidated statements of income and cash flows for the year then ended, as set out on pages 19 to 61, and we have read the related consolidated management report. These consolidated financial statements and the consolidated management report are the responsibility of the Board of Directors of Arcelor S.A. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit, and to check the consistency of the consolidated management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Arcelor S.A., as set out on pages 19 to 61, give a true and fair view of the financial position of the Group as at 31 December 2002, and of the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards ("IFRS") as approved by the International Accounting Standards Board.

For comparative purposes, the Group has included financial information for the year ended 31 December 2001. Comparative figures are those of the Usinor group, restated as to comply with the accounting methods of Arcelor. We have not audited or reviewed this financial information and, accordingly, do not express an opinion on such financial information.

The consolidated management report is in accordance with the consolidated financial statements.

Luxembourg, 4 April 2003

KPMG Audit
Réviseurs d'Entreprises

Eric Damotte



Member Firm KPMG International a Swiss association

KPMG Audit
Société Civile
31, Allée Scheffer
L-2520 Luxembourg T.V.A. LU13772441

Consolidated pro-forma accounts

INTRODUCTION

In accordance with International Financial Reporting Standards ('IFRS'), the merger between Aceralia, Arbed and Usinor, effective on 28 February 2002, has been accounted for using the purchase method of accounting.

In order to disclose comparable figures, a decision was taken by management to prepare consolidated pro-forma financial data, which contains the following information:

- A non-audited consolidated pro-forma income statement for the period ending 31 December 2002 with comparative figures for the period ending 31 December 2001. These figures were compiled assuming that the business combination took place on 1 January 2001.

- A non-audited consolidated pro-forma balance sheet as at 31 December 2002 with comparative figures as at 31 December 2001. The balance sheet information was compiled assuming that the business combination took place on 31 December 2001.

- A non-audited consolidated pro-forma cash flow statement for the period ending 31 December 2002 with comparative figures for the period ending 31 December 2001.

- Additional information (changes in equity, working capital requirements, net financial debt and segment reporting).

Moreover, for the purposes of the pro-forma figures, the effects of the allocation of the negative goodwill generated on 28 February 2002, arising on the merger between Aceralia, Arbed and Usinor, have been retroactively integrated into the pro-forma financial statements for 31 December 2001.

1 - NON-AUDITED CONSOLIDATED PRO-FORMA INCOME STATEMENT

In EUR million	**2002**	**2001**
REVENUE	**26,594**	**27,512**
Other operating income	472	338
Own work capitalised	(77)	(261)
Cost of sales	(13,072)	(13,546)
Other external expenses	(6,346)	(6,493)
Staff costs	(5,063)	(5,060)
Depreciation and amortisation expenses	(1,302)	(1,358)
Amortisation of goodwill	104	(101)
Other operating expenses	(530)	(1,106)
OPERATING RESULT	**780**	**(75)**
Net financing costs	(464)	(570)
Share of profits in companies accounted for using the equity method	77	23
Profit on disposal of associated companies		66
PROFIT BEFORE TAX	**393**	**(556)**
Income tax	(461)	261
PROFIT AFTER TAX	**(68)**	**(295)**
Minority interests	(53)	6
NET PROFIT- GROUP SHARE	**(121)**	**(289)**
basic	(0.25)	(0.60)
diluted	(0.25)	(0.60)

2 - NON-AUDITED CONSOLIDATED PRO-FORMA BALANCE SHEET AS AT 31 DECEMBER 2002

ASSETS *In EUR million, for the year ended 31 December*	2002	2001
Non-current assets		
Intangible assets	(950)	(1,216)
Property, plant and equipment	9,312	9,348
Investments accounted for using the equity method	1,780	1,946
Other investments	466	499
Receivables and other financial assets	766	836
Deferred tax assets	1,517	1,757
TOTAL NON-CURRENT ASSE	**12,891**	**13,670**
Current assets		
Inventories	6,091	6,671
Trade receivables	4,320	4,911
Other receivables	1,333	1,436
Cash and cash equivalents	1,239	2,177
TOTAL CURRENT ASSETS	**12,983**	**15,195**
TOTAL ASSETS	**25,874**	**28,865**

SHAREHOLDERS' EQUITY AND LIABILITIES *In EUR million, for the year ended 31 December*	2002	2001
SHAREHOLDERS' EQUITY		
Subscribed capital	2,662	2,642
Share premium	4,791	4,755
Consolidated reserves	(223)	(176)
Translation reserve	(462)	(144)
TOTAL SHAREHOLDERS' EQUITY	**6,768**	**7,077**
MINORITY INTERESTS	**663**	**993**
Non-current liabilities		
Interests bearing liabilities	4,594	5,053
Employee benefits	1,961	2,073
Other provisions	1,059	721
Deferred tax liabilities	359	288
Other liabilities	205	159
TOTAL NON-CURRENT LIABILITIES	**8,178**	**8,294**
Current liabilities		
Trade payables	4,111	4,171
Interest bearing liabilities	3,821	5,320
Other amounts payable	2,023	2,442
Provisions	310	568
TOTAL CURRENT LIABILITIES	**10,265**	**12,501**
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND LIABILITIES	**25,874**	**28,865**

3 - NON-AUDITED CONSOLIDATED PRO-FORMA CASH FLOW STATEMENT

In EUR million, for the year ended 31 December	**2002**	**2001**
CASH FLOWS FROM OPERATING ACTIVITIES	**1,800**	**2,245**
Investing activities		
Acquisitions of tangible and intangible assets	(1,415)	(1,690)
Others	(299)	(36)
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,714)**	**(1,726)**
Financing activities		
Proceeds from issue of share capital	35	44
Dividends paid	(192)	(359)
Movements in borrowings and other financing	(864)	304
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,021)**	**(11)**
Effect of exchange rate fluctuations on cash held	(3)	(23)
TOTAL INCREASE / (DECREASE) IN CASH	**(938)**	**485**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	2,177	1,692
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,239	2,177

4 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In EUR million	*Subscribed capital Arcelor*	*Share premium Arcelor*	*Own share*	*Other consolidated reserves*	*Foreign currency translation*	*Shareholders' equity*	*Minority interests*	*Total*
31 DECEMBER 2001	**2,642**	**4,755**	**(892)**	**716**	**(144)**	**7,077**	**993**	**8,070**
Profit and loss								
Profit for the year 2002	-	-	-	(121)	-	(121)	53	(68)
Exchange differences	-	-	-	-	(318)	(318)	(272)	(590)
Distributions and transactions with shareholders								
Dividends paid	-	-	-	(98)	-	(98)	(36)	(134)
Increase in share capital	20	36	-	-	-	56		56
Profit/(loss) on disposal of own shares	-	-	147	(37)	-	110	(1)	109
Convertible bonds	-	-	-	62	-	62	1	63
Purchase of minority interests	-	-	-	-	-	-	(75)	(75)
31 DECEMBER 2002	**2,662**	**4,791**	**(745)**	**522**	**(462)**	**6,768**	**663**	**7,431**

5 - ANNEX INFORMATION

5.1. METHOD OF PREPARATION OF THE CONSOLIDATED PRO-FORMA ACCOUNT

5.1.1. CONSOLIDATED PRO-FORMA ACCOUNTS AS AT 31 DECEMBER 2001

The consolidated pro-forma accounts include twelve months' of operations of all the companies included in the consolidation scope, including companies accounted for using the equity method. The financial information has been prepared under the assumption that the business combination took place on 31 December 2001 for the purposes of the balance sheet and on 1 January 2001 for the purposes of the income statement.

The consequences of the allocation of the negative goodwill generated on 28 February 2002, arising on the business combination of Aceralia, Arbed and Usinor, have been retroactively integrated into the consolidated pro-forma balance sheet as at 31 December 2001. In order to ensure the comparability of the 2001 and 2002 pro-forma figures, the effects of the negative goodwill allocation have also been retroactively included in the consolidated income statement for the period ended 31 December 2001.

The effect of the negative goodwill allocation on the consolidated pro-forma balance sheet is detailed below, in the column 'Fair value Arbed and Aceralia'.

In EUR million non audited pro-forma	**2001** *(as published as at 30 June 2002)*	*Fair value Arbed and Aceralia*	*Other adjustments*	**2001** *(after allocation)*
NON-CURRENT ASSETS	**14,345**	**(366)**	**(309)**	**13,670**
Intangible assets	(2,838)	1,713	(91)	(1,216)
Tangible assets	12,397	(2,179)	(370)	9,848
Investments in companies accounted for using equity method	1,924	2	20	1,946
Other investments	504	(5)	-	499
Debtors and other financial assets	829	7	-	836
Deferred tax assets	1,529	96	132	1,757
CURRENT ASSETS	**15,225**	**(27)**	**(3)**	**15,195**
Inventories	6,699	(25)	(3)	6,671
Trade receivables	4,911	-	-	4,911
Other debtors	1,438	(2)	-	1,436
Cash and cash equivalents	2,177	-	-	2,177
TOTAL ASSETS	**29,570**	**(393)**	**(312)**	**28,865**

In EUR million non audited pro-forma	**2001** *(as published as at 30 June 2002)*	*Fair value Arbed and Aceralia*	*Other adjustments*	**2001** *(after allocation)*
EQUITY	**8,509**	**(155)**	**(284)**	**8,070**
Shareholders' equity	7,312	-	(235)	7,077
Minority interets	1,197	(155)	(49)	993
NON-CURRENT LIABILITIES	**8,569**	**(247)**	**(28)**	**8,294**
Interest-bearing liabilities	5,053	-	-	5,053
Employee benefits	2,108	(7)	(28)	2,073
Other provisions	708	13	-	721
Deferred tax liabilities	541	(253)	-	288
Other provisions	159	-	-	159
CURRENT LIABILITIES	**12,492**	**9**	**-**	**12,501**
Trade payables	4,171	-	-	4,171
Interest-bearing liabilities	5,320	-	-	5,320
Other amounts payable	2,442	-	-	2,442
Other provisions	559	9	-	568
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND LIABILITIES	**29,570**	**(393)**	**(312)**	**28,865**

Other adjustments mainly comprise the reversal of the revaluation adjustment in respect of certain categories of assets following the Group's decision not to make use of the revaluation option allowed under IAS 16 in its accounting policies. These revaluations mainly related to the hot phases of Sollac Méditerranée and Sollac Atlantique.

The effect of the allocation of the negative goodwill on the consolidated pro-forma income statement are shown below:

In EUR million *non-audited pro-forma*	**2001** *(as published as at 30 June 2002)*	*Fair Value Arbed and Aceralia*	*Other adjustments*	**2001** *(after allocation)*
REVENUE	**27,512**	**-**	**-**	**27,512**
GROSS OPERATING RESULT	**1,379**	**-**	**5**	**1,384**
Amortisation and depreciation	(1,656)	272	26	(1,358)
Amortisation of goodwill	77	(178)	-	(101)
GROSS OPERATING RESULT	**(200)**	**94**	**31**	**(75)**
Net financing charges	(570)	-	-	(570)
Share in the profit of companies accounted for using the equity method	23	-	-	23
Profit on disposal of companies	66	-	-	66
PROFIT BEFORE TAX	**(681)**	**94**	**31**	**(556)**
Tax	317	(41)	(15)	261
PROFIT AFTER TAX	**(364)**	**53**	**16**	**(295)**
Minority interests	25	(19)	-	6
NET PROFIT-GROUP SHARE	**(339)**	**34**	**16**	**(289)**

The allocation of negative goodwill leads to a reduction in the depreciation charges on tangible assets, substituted with the amortisation of the negative goodwill on acquisition. Other adjustments are mainly in relation to the reversal of the depreciation of the revaluation surpluses as a result of the change in the Group's accounting policy.

5.1.2. CONSOLIDATED PRO-FORMA ACCOUNTS AS AT 31 DECEMBER 2002

The consolidated pro-forma accounts as at 31 December 2002 differ from the consolidated accounts prepared in accordance with IFRS in two respects:

Firstly, the results of companies of the Aceralia and Arbed groups prior to 28 February 2002 are included in the consolidated income statement of the Group, but are not included in the consolidated income statement prepared in accordance with IFRS.

Furthermore, the allocation of negative goodwill is accounted for in the consolidated pro-forma accounts throughout the financial year 2002, but only from 1 March 2002 in the consolidated accounts prepared in accordance with IFRS.

The differences between the consolidated pro-forma balance sheet and the consolidated balance sheet prepared in accordance with IFRS are presented below. Such differences are mainly due to the reclassification of the depreciation charges on property, plant and equipment during the first two months of 2002 for the companies of the Aceralia and Arbed groups subject to the allocation of negative goodwill.

In EUR million	*2002 according to IFRS*	*2002 pro-forma*	*Difference*
NON-CURRENT ASSETS	**12,853**	**12 891**	**38**
Intangible assets	(950)	(950)	-
Property, plant and equipment	9,268	9,312	44
Investments accounted for using the equity method	1,780	1,780	-
Other investments	466	466	-
Receivables and other financial assets	766	766	-
Deferred tax assets	1,523	1,517	(6)
CURRENT ASSETS	**12,983**	**12,983**	-
Inventories	6,091	6,091	-
Trade receivables	4,320	4,320	-
Other receivables	1,333	1,333	-
Cash and cash equivalents	1,239	1,239	-
TOTAL ASSETS	**25,836**	**25,874**	**38**

In EUR million	*2002 according to IFRS*	*2002 pro-forma*	*Difference*
EQUITY	**7,393**	**7,431**	**38**
Group share	6,732	6,768	36
Minority interests	661	663	2
NON-CURRENT LIABILITIES	**8,178**	**8,178**	-
Interest-bearing liabilities	4,594	4,594	-
Employee benefits	1,961	1,961	-
Other provisions	1,059	1,059	-
Deferred tax liabilities	359	359	-
Other liabilities	205	205	-
CURRENT LIABILITIES	**10,265**	**10,265**	-
Trade payables	4 111	4,111	-
Interest-bearing liabilities	3,821	3,821	-
Other amounts payable	2,023	2,023	-
Provisions	310	310	-
TOTAL EQUITY AND LIABILITIES	**25,836**	**25,874**	**38**

The differences between the consolidated pro-forma income statement and the consolidated income statement prepared in accordance with IFRS are presented below. These differences are mainly due to the reclassification of the depreciation charge on property, plant and equipment during the first two months of 2002 for the companies of the Aceralia and Arbed groups subject to the allocation of negative goodwill, and to the inclusion, in the consolidated pro-forma accounts, of the results of the companies of the Aceralia and Arbed groups generated between 1 January and 28 February 2002.

In EUR million	*2002 according to IFRS*	*2002 pro-forma*	*Difference*
REVENUE	**24,533**	**26,594**	**2,061**
GROSS OPERATING RESULT	**1,811**	**1,978**	**167**
Depreciation and amortisation expenses	(1,234)	(1,302)	(68)
Amortisation of goodwill	103	104	1
OPERATING RESULT	**680**	**780**	**100**
Net financing costs	(434)	(464)	(30)
Share of profits in companies accounted for under the equity method	102	77	(25)
Profit on disposal of associated companies	-	-	-
PROFIT BEFORE TAX	**348**	**393**	**45**
Income tax	(488)	(461)	27
PROFIT AFTER TAX	**(140)**	**(68)**	**72**
Minority interests	(46)	(53)	(7)
NET PROFIT - GROUP SHARE	**(186)**	**(121)**	**65**

5.2. PRO-FORMA KEY FIGURES

In EUR million pro-forma	**2002**	**2001**
Revenue	26,594	27,512
Gross operating result	1,978	1,384
Net operating result	780	(75)
Net profit (Group share)	(121)	(289)
Net earnings per share *	(0.25)	(0.60)

* In EUR. The own shares held by the Group as at 31 December 2002 are not taken into account in the calculation of earnings per share

In EUR million pro-forma	**2002**	**2001**
Shareholders' equity*	8,058	8,819
Net financial debt	5,993	6,510
Debt ratio	74.4%	73.8%

* Including minority interests and adjusted for net negative goodwill

5.3. DEVELOPMENT OF ARCELOR'S MAIN SECTORS OF ACTIVITY

Flat Carbon Steel

In EUR million pro-forma	**2002**	**2001**
Revenue	13,222	13,572
Variation	(2.6%)	-
EBITDA	925	575
% of revenue	7.0%	4.2%
Shipment (in kT)	27,563	27,462

Long Carbon Steel

In Eur million pro-forma	**2002**	**2001**
Revenue	4,256	3,963
Variation	7.4%	-
EBITDA	613	595
% of revenue	14.4%	15.0%
Shipment (in kT)	11,930	11,451

Stainless Steels

In EUR million pro-forma	**2002**	**2001**
Revenue	4,248	4,240
Variation	0.2%	-
EBITDA	200	(53)
% of revenue	4.7%	(1.3%)
Shipment (in kT)	2,413	2,382

Distribution Transformation Trading

In EUR million pro-forma	**2002**	**2001**
Revenue	9,444	9,541
Variation	(1.0%)	-
EBITDA	319	292
% of revenue	3.4%	3.1%

5.4. WORKING CAPITAL REQUIREMENTS AND NET FINANCIAL DEBT

In EUR million Pro-forma	**2002**	**2001**
Working capital requirements		
+ Inventories	6,091	6,671
+ *Trade receivables*	4,320	4,911
+ Other receivables	1,333	1,436
- Other payables (Long-term)	(205)	(159)
- Trade payables (Short-term)	(4,111)	(4,171)
- Other creditors (Short-term)	(2,023)	(2,442)
- Financing linked to the securitisation programme	(1,097)	(1,584)
- Revaluation of financial instruments (Short-term)	(1)	(13)
TOTAL	**4,307**	**4,649**
Net financial debt		
+ Interest bearing liabilities	4,594	5,053
+ Short term loan	3,821	5,320
- Financing linked to the securitisation programme	(1,097)	(1,584)
- Revaluation of financial instruments (Short-term and Long-term)	(86)	(102)
- Cash and cash equivalents	(1,239)	(2,177)
TOTAL	**5,993**	**6,510**

5.5. SEGMENT REPORTING

Breakdown by activity

2002 *In EUR million, excluding the number of employees Pro-forma*	*Flat carbon steel*	*Long carbon steel*	*Stainless steel*	*Distribution, processing and trading*	*Others*	*Elimi-nations*	*Total*
Revenue	13,222	4,256	4,248	9,444	910	(5,486)	26,594
Gross operating result	925	613	200	319	(79)	-	1,978
Net operating result	216	430	45	209	(120)	-	780
Acquisitions of tangible and intangible assets	782	245	181	168	39	-	1,415
Number of employees (average)	50,035	17,953	15,041	19,289	3,238		105,556

2001 *In EUR million, excluding the number of employees Pro-forma*	*Flat carbon steel*	*Long carbon steel*	*Stainless steel*	*Distribution, processing and trading*	*Others*	*Elimi-nations*	*Total*
Revenue	13,572	3,963	4,240	9,541	1,251	(5,055)	27,512
Gross operating result	575	595	(53)	292	(1)	(24)	1,384
Operating result	82	382	(648)	174	(42)	(23)	(75)
Acquisitions of tangible and intangible assets	917	255	169	158	176	-	1,675
Number of employees (average)	54,736	17,899	15,346	16,006	4,357	-	108,344

Geographical breakdown

2002 *In EUR million, excluding the number of employees Pro-forma*	*European Union*	*North America*	*South America*	*Other*	*Total*
Revenue	19,901	3,145	1,358	2,190	26,594
Gross operating result	1,558	59	331	30	1,978
Operating result	513	7	247	13	780
Acquisitions of tangible and intangible assets	1,133	36	242	4	1,415
Number of employees (average)	93,632	3,111	7,437	1,376	105,556

2001 *In EUR million, excluding the number of employees Pro-forma*	*European Union*	*North America*	*South America*	*Other*	*Total*
Revenue	20,354	3,305	1,230	2,623	27,512
Gross operating result	1,183	(50)	256	(5)	1,384
Operating result	139	(303)	154	(65)	(75)
Acquisitions of tangible and intangible assets	1,407	103	143	22	1,675
Number of employees (average)	96,610	3,222	7,354	1,158	108,344

Arcelor S.A.
company accounts

- *Balance sheet as at 31 December 2002*
- *Income statement from 1 January to 31 December 2002*
- *Appropriation of the result for the year*
- *Notes to the annual accounts*

NOTE 1 - **General**

NOTE 2 - **Accounting policies**

NOTE 3 - **Statement of tangible fixed assets**

NOTE 4 - **Statement of financial assets**

NOTE 5 - **Residual term of debtors**

NOTE 6 - **Accruals and deferred income**

NOTE 7 - **Capital and reserves**

NOTE 8 - **Provisions for liabilities and charges**

NOTE 9 - **Financial debt**

NOTE 10 - **Residual terms of creditors**

NOTE 11 - **Off-balance sheet items**

NOTE 12 - **Financial result**

NOTE 13 - **Staff**

NOTE 14 - **Directors' remuneration**

NOTE 15 - **Miscellaneous**

- *Auditor's report*

BALANCE SHEET

ASSETS

In EUR	31 December 2002	31 December 2001
C. FIXED ASSETS	**9,051,694,866.31**	**-**
II. Tangible fixed assets	**3,721,001.58**	**-**
1. Land and buildings	2,162,520.00	-
3. Other fixtures, fittings, tools and equipment	1,430,504.13	-
4. Payments on account and tangible assets in the course of construction	127,977.45	-
III. Financial assets	**9,047,973,864.73**	**-**
1. Shares in affiliated undertakings	8,201,269,073.60	-
2. Loans to affiliated undertakings	846,704,791.13	-
D. CURRENT ASSETS	**336,379,644.89**	**37,533.68**
II. Debtors	**329,676,948.95**	**7,800.36**
1. Trade debtors	39,254.03	-
2. Amounts owed by affiliated undertakings	329,127,019.34	7,800.36
3. Amounts owed by undertakings in which the Company has a participating interest	49.38	-
4.Other debtors	510,626.20	-
IV. Cash at bank and in hand	**6,702,695.94**	**29,733.32**
E. PREPAYMENTS	**35,188,341.82**	**-**
TOTAL ASSETS	**9,423,262,853.02**	**37,533.68**

LIABILITIES

In EUR	31 December 2002	31 December 2001
A. CAPITAL AND RESERVES	**7,453,071,966.07**	**32,250.00**
Subscribed capital	**2,661,832,045.00**	32,250.00
Share premium account	**4,791,239,631.00**	-
Reserves	**290.07**	-
1. Legal reserve	290.07	-
B. PROVISIONS FOR LIABILITIES AND CHARGES	**545,753.72**	-
2. Provisions for pensions and similar obligations	545,753.72	-
C. CREDITORS	**1,709,998,938.86**	**4,933.61**
1a. Convertible debenture loans	1,665,137,169.98	-
2. Amounts owed to credit institutions	14,462.16	61.46
5. Trade creditors	1,542,320.42	4,354.72
7. Amounts owed to affiliated undertakings	40,085,807.13	7.13
8. Amounts owed to undertakings in which the Company has a participating interest	167,703.87	-
9. Other creditors - including tax and social security of : 389,268.48 (2001: 570.30)	3,051,475.30	570.30
E. PROFIT FOR THE FINANCIAL YEAR	**259,646,194.37**	**290.07**
TOTAL LIABILITIES	**9,423,262,853.02**	**37,533.68**

INCOME STATEMENT FOR THE YEAR FROM 1 JANUARY TO 31 DECEMBER 2002

In EUR	2002	Period from 8 June to 31 December 2001
I. SALES AND SERVICES	64,991,813.53	6.782.92
4. Other operating income	64,991,813.53	6.782.92
II. COST OF SALES AND SERVICES	71,414,415.26	6.782.92
5. Staff costs		
a). Wages and salaries	9,328,681.79	-
b). Social security costs - including early retirement, anticipated retirement and pensions of 701,112.81 (2001: -)	1,464,621.91	-
7. a) Depreciation and other amounts written off tangible and intangible fixed assets	388,074.00	-
8. Other operating charges	60,233,037.56	6.782.92
III. Operating result(I-II)	(6,422,601.73)	-
IV. INTEREST INCOME	320,618,901.02	496.56
9. Income from participating interests including from affiliated undertakings 269.506.156.36 (2001: -)	269,506,156.36	-
10 Investment income from other investments and from long term loans including from affiliated undertakings 39.224.457.39 (2001: -)	39,427,038.35	-
11. Other interest receivable and similar income including from affiliated undertakings 11.653.039.08 (2001: -)	11,685,706.31	496.56
V. INTEREST CHARGES	54,550,104.92	74.94
13. Interest payable and similar charges including charges in respect of affiliated undertakings 182.272.29 (2001: -)	54,550,104.92	74.94
VI. PROFIT ON ORDINARY ACTIVITIES BEFORE TAX (III+IV-V)	259,646,194.37	421.62
VII. TAXES		131.55
16. a) Taxes on income		131.55
VIII. PROFIT FOR THE FINANCIAL YEAR (VI+VII)	259,646,194.37	290.07

APPROPRIATION OF THE PROFIT OR LOSS FOR THE YEAR

In EUR	2002	2001
Result for the financial year	259,646,194.37	290.07
Result brought forward		-
Result for distribution	259,646,194.37	290.07
Transfer to the legal reserve	12,982,309.72	290.07
Transfer to other reserves		-
Board of directors' remuneration	1,000,000.00	-
Gross dividend of EUR 0.38 for the financial year 2002 paid on 532,470,592 shares (*)	202,338,824.96	-
RESULT TO BE CARRIED FORWARD	43,325,059.69	-

(*) Equivalent to the total of shares in issue on 31 December 2002 (532,366,409) and those issued on 9 January 2003 (104,183).

NOTES TO THE ANNUAL ACCOUNTS

NOTE 1 - **GENERAL**

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 in the context of the project of the proposed business combination of Aceralia, Arbed and Usinor; which was completed on 28 February 2002.

The registered office of the Company is in Luxembourg City and the Company is registered at the Registrar of Trade and Commerce of Luxembourg under the number B 82454.

The accounting period starts on 1 January and ends on 31 December each year.

The company publishes consolidated accounts in accordance with the requirements of Luxembourg Law.

NOTE 2 - **ACCOUNTING POLICIES**

The financial statements are prepared in Euro (EUR) and in accordance with Luxembourg Law and generally accepted accounting principles.

Tangible fixed assets
Tangible fixed assets are recorded in the balance sheet at cost, including ancillary costs, or at production cost. Depreciation is calculated on a straight-line basis.

Intangible fixed assets
Investments are recorded in the balance sheet at acquisition cost, plus ancillary expenses.

At the end of each accounting period, all investments are subject to an impairment review. Where a permanent diminution in value is recognised, this diminution is recorded in the profit and loss account. A reversal of a diminution in value is recorded to the extent that the factors, which caused the permanent diminution in the first place, have ceased to exist.

Debts and other loans receivable are recorded in the balance sheet at their nominal value. At the end of each accounting period, value adjustments are recorded on debts which appear to be partly or wholly irrecoverable.

Debtors
Debtors are recorded in the balance sheet at their nominal value. At the end of each accounting period specific value adjustments are recorded on debts which appear to be partly or wholly irrecoverable.

Provisions for liabilities and charges
Provisions are made for liabilities and charges where the crystallisation of a liability is considered probable, based on past or current events.

Provisions for pensions and similar obligations: liabilities resulting from additional retirement benefits are covered by appropriate provisions. Additional pension costs are accounted for as and when they are paid out.

The Company participates in the financing of an additional retirement scheme (defined benefit scheme) set up for the employees of Arbed S.A.

Creditors
Creditors are recorded in the balance sheet at their nominal value. Convertible debenture loans are disclosed at their issue value, increased by the interest to be capitalised on 31 December of each accounting year.

Translation of foreign currency items
Tangible fixed assets, creditors due after more than one year and off-balance sheet commitments are translated at historic exchange rates. Unrealised losses incurred as a result of this policy are recorded in the profit and loss account for the period.

Other balance sheet items are translated at the year-end exchange rates and related foreign exchange differences are recorded in the profit and loss account for the period.

NOTE 3 - **STATEMENT OF TANGIBLE FIXED ASSETS (in EUR thousands)**

Acquisition cost *In EUR million*	*Land and buildings*	*Other fixtures, fittings, tools and equipment*	*Payments on account and tangible assets in the course of construction*	*Total*
Opening balance	-	-	-	-
Acquisitions during the period	2,392	1,589	128	4,109
Closing balance	2,392	1,589	128	4,109

Value adjustment *In EUR million*	*Land and buildings*	*Other fixtures, fittings, tools and equipment*	*Payments on account and tangible assets in the course of construction*	*Total*
Opening balance	-	-	-	-
Charge for the period	(229)	(159)	-	(388)
Closing balance	(229)	(159)	-	(388)
Opening net book value	-	-	-	-
Closing net book value	2,163	1,430	128	3,721

NOTE 4 - **STATEMENT OF FINANCIAL ASSETS**

Acquisition cost *In EUR thousands*	*Shares in affiliated undertakings*	*Loans to affiliated undertakings*	*Total*
Opening balance	-	-	-
Acquisitions during the period	8,201,269	846,705	9,047,974
Closing balance	8,201,269	846,705	9,047,974

Value adjustments *In EUR thousands*	*Shares in affiliated undertakings*	*Loans to affiliated undertakings*	*Total*
Opening balance	-	-	-
Charge for the period	-	-	-
Closing balance	-	-	-
Opening net book value	-	-	-
Closing net book value	8,201,269	846,705	9,047,974

The main holdings as at 31 December 2002 are listed below:

Name and registered office *In EUR million*	*Percentage of capital held (%)*	*Profit for the period*	*Shareholders' equity (including profit for 2002)*
Arbed S.A., Luxembourg (Grand Duchy of Luxembourg)	99.56	63	1,959
Aceralia Corporacion Siderúrgica SA, Gozon (Spain)	95.03	(55)	2,232
Arcelor Center Brussels SA, Gent (Belgium)	45.81	48	1,672
Usinor S.A., Puteaux (France)	98.97	(211)	1,756

Further to the public exchange offers during 2002, the principal shares acquired during the period were Usinor S.A. (EUR 3,496 million), Aceralia CS S.A. (EUR 2,217 million) and Arbed S.A. (EUR 1,741 million) (see note 7).

In December 2002, the Company purchased 100% of the capital of Arcelor Center Brussels N.V. (EUR 743 million).

The increase in loans to affiliated undertakings is due to the exchange of O.C.E.A.N.E. Usinor 2005 (EUR 491 million) and O.C.E.A.N.E. Usinor 2006 (EUR 355 million) for Arcelor O.C.EA.N.E. (see note 9).

NOTE 5 - **RESIDUAL TERM OF DEBTORS**

In EUR thousand	31 December 2002			31 December 2001		
	Up to 1 year	*1 to 5 years*	*Total*	*Up to 1 year*	*1 to 5 years*	*Total*
Trade debtors	39		39	-	-	-
Amounts owed by affiliated undertakings	319,521	9,606	329,127	8	-	8
Amounts owed by undertakings in which the company has a participating interest	p.m.		p.m.	-	-	-
Other debtors	511		511	-	-	-
TOTAL	**320,071**	**9,606**	**329,677**	**8**	**-**	**8**

Items covered by several headings

Amounts owed by affiliated undertakings, as well as amounts owed by undertakings in which the Company has a participating interest, include trade receivables of EUR 39 million. Similarly, amounts owed by affiliated undertakings on current accounts amount to EUR 251 million.

NOTE 6 - **ACCRUALS AND DEFERRED INCOME**

Amounts included under 'Accruals and deferred income' represent the unamortised issue premium and issue costs of the O.C.E.A.N.E. Arcelor 2017 debentures described in note 9.

NOTE 7 - **CAPITAL AND RESERVES**

Share capital, share premium and legal reserve

As at 31 December 2002, the subscribed share capital is made up of 532,366,409 ordinary shares, fully paid up and amounting to EUR 2,662,832,045. Share premium amounts to EUR 4,791,239,631.

The authorised capital, including subscribed capital, amounts to EUR 5 billion.

The Company's share capital is held by the following parties:

As at 31 December	**2002**
Other shareholders	77.8%
Luxembourg State	5.9%
J.M.A.C. B.V. Aristrain	4.1%
Région Flamande (Staal Vlaanderen)	2.6%
Région Wallonne (Sogepa)	3.8%
Employees	2.8%
EDF	1.7%
BGL et BGL IP	0.9%
Lucchini	0.4%
TOTAL	**100.0%**

As at 31 December 2001, the subscribed capital was fully paid up and represented by 6,450 shares.

At the end of the public exchange offers in February and March 2002, 118,792,739 Aceralia shares (representing 95.03%), 11,559,672 Arbed shares (representing 99.45%) and 245,697,269 Usinor shares (representing 97.58%) were converted into 528,354,061 Arcelor shares.

Within the framework of the public withdrawal offer launched by Arcelor S.A. on 9 July 2002 for Usinor shares, 3,351,776 Arcelor shares were issued in exchange for Usinor shares.

654,122 Arcelor shares were issued in 2002 within the framework of the public exchange offer of the Usinor shareholders, after the delisting of the Usinor shares from Euronext Paris.

In accordance with Luxembourg legal requirements, the Company must appropriate annually at least 5% of its net profits to a legal reserve up to a maximum of 10% of the subscribed share capital. The legal reserve is not available for distribution.

NOTE 8 - **PROVISIONS FOR LIABILITES AND CHARGES**

Pension commitments

In EUR thousands	*Pensions and similar obligations*	*Total*
Opening balance	-	-
Allocation	546	546
Withdrawal	-	-
Utilisation	-	-
TOTAL PROVISIONS	**546**	**546**

By virtue of an agreement governing the provision of staff by Arbed to Arcelor, the obligations in relation to additional retirement benefits available to Arbed staff have been specifically provided for. The Company's share of the allocation for the year is determined by applying the actuarial financing rate to the total salary of all Arbed staff made available to Arcelor. This rate is calculated by an independent actuary.

For Arcelor staff not made available by Arbed, an additional pension plan is in the process of being established.

NOTE 9 - **FINANCIAL DEBT**

Convertible debenture loans

• At the end of the public exchange offers made in 2002 on bonds which are convertible into and/or exchangeable for new or existing shares in Usinor ('O.C.E.A.N.E.'), 24,723,689 Usinor 2005 O.C.E.A.N.E. and 27,747,470 Usinor 2006 O.C.E.A.N.E. were converted into Arcelor securities of the same type. The financing conditions of Arcelor 2005 O.C.E.A.N.E. and Arcelor 2006 O.C.E.A.N.E. are identical to those of Usinor O.C.E.A.N.E.

Arcelor 2005 O.C.E.A.N.E. were issued at EUR 19.87 with a maturity date of 1 January 2005 and with an annual interest rate of 3.875%. They are convertible or exchangeable at the rate of one bond for one share. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for a par value of EUR 19.87.

Arcelor 2006 O.C.E.A.N.E. were issued at EUR 12.81 with a maturity date of 1 January 2006 and with an annual interest rate of 3%. They are convertible or exchangeable at the rate of one bond for one share. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for 110.905% of par value, i.e. EUR 14.20.

In 2002, 100 O.C.E.A.N.E. Arcelor 2006 were converted into Arcelor shares by using own shares.

• In June 2002, Arcelor issued 38,961,038 O.C.E.A.N.E. bonds for a nominal amount of EUR 750 million.

These O.C.E.A.N.E. Arcelor 2017 were issued at EUR 19.25 with a maturity date of 27 June 2017 and with an annual interest rate of 3%. They are convertible or exchangeable at the rate of one bond for one share. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for a par value of EUR 19.25.

NOTE 10 - **RESIDUAL TERM OF CREDITORS**

In EUR million	31 December 2002				31 December 2001	
	Up to 1 year	*1 to 5 years*	*5 years or more*	*Total*	*Up to 1 year*	*Total*
Convertible debenture loans	29,865	885,272	750,000	1,665,137	-	-
Amounts owed to credit institutions	14			14	p.m.	p.m.
Trade creditors	1,542			1,542	5	5
Amounts owed to affiliated undertakings	40,086			40,086	p.m.	p.m.
Amounts owed undertakings in which the company has a participating interest	168			168	-	-
Other creditors	3,052			3,052	-	-
TOTAL	**74,727**	**885,272**	**750,000**	**1,709,999**	**5**	**5**

The Company has not granted any security in respect of the above amounts.

Items covered by several headings

Amounts owed to affiliated undertakings and amounts owed to undertakings in which the Company has a participating interest include trade creditors amounting to EUR 40 million.

NOTE 11 - **OFF-BALANCE SHEET ITEMS**

Guarantees given

The Company has issued a comfort letter to Credit Agricole Indosuez regarding a credit facility of EUR 20 million made available to Thainox Holding Limited, a subsidiary of Usinor S.A.

NOTE 12 - **FINANCIAL RESULT**

In EUR thousands	2002	2001
Dividends received	269,506	-
Interest and similar charges	(3,437)	p.m.
TOTAL	**266,069**	**p.m.**

Income from investments mainly comprises dividends received from Arbed and Usinor.

NOTE 13 - **STAFF**

Average number of employees	2002	2001
Employees	60	-
Workers		-
TOTAL	**60**	-

NOTE 14 - **DIRECTORS' REMUNERATION**

Members of the Board of Directors, the Audit Committee and the Nominations and Remunerations Committee were paid a total of EUR 1.3 million in the year to December 2002.

NOTE 15 - **MISCELLANEOUS**

The Company is a jointly and severally liable associate in the following entities:

- Arcelor Finance SCA, Luxembourg (Luxembourg)
- Arcelor Treasury SNC, Puteaux (France)



Audit

31, Allée Scheffer
L-2520 Luxembourg

Telephone +352 22 51 51 1
Telefax +352 22 51 71

Internet www.kpmg.lu
E-mail audit@kpmg.lu

To the Shareholders of Arcelor S.A.
Société Anonyme
Luxembourg

UNQUALIFIED AUDITOR'S REPORT

Following our appointment by the General Meeting of the Shareholders dated 26 April 2002, we have audited the accompanying annual accounts of Arcelor S.A. for the year ended 31 December 2002, and we have read the related management report. These annual accounts and the management report are the responsibility of the Board of Directors of Arcelor S.A. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Arcelor S.A. as at 31 December 2002 and of the results of its operations for the year then ended.

The management report is in accordance with the annual accounts.

Luxembourg, 4 April 2003

KPMG Audit
Réviseurs d'Entreprises

Eric Damotte



KPMG Audit
Société Civile
31, Allée Scheffer
L 2520 Luxembourg
TVA LU13772441



Concept and realization
Corporate Factory
11-13, cours Valmy
La Defense 7
92800 Puteaux-France
Tel. : + 33 1 41 25 67 89

Printer
Buck
Z.I. Am Bann
3372 Leudelange
Luxembourg

This document has been printed on TCF paper (Total Chlore Free).

This document is a translation from the original French which will prevail in case of inconsistency.


arcelor

19, avenue de la Liberté
L-2930 Luxembourg
www.arcelor.com

Corporate Communications
Tel. : +352 4792 2360

Investor Relations
Tel. : +352 4792 2414
00 800 4792 4792

France :
+33 141 25 98 98

Spain :
+34 902 152 153